SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
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スキャデン・アープス外国法事務弁護士事務所
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05008836

June 8, 2005

FEDERAL EXPRESS

Office of International Corporate Finance
Division of Corporation Finance
U. S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: Exemption Pursuant to Rule 12g3-2(b) for
Unicharm Corporation (the "Issuer"): File No. 82-4985

Dear Sir or Madam:

On behalf of the Issuer, we hereby furnish English language versions or translations of information required to be furnished pursuant to Rule 12g3-2(b)(iii) as set forth in EXHIBIT A hereto.

All information and documents furnished hereby are furnished on the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Issuer is subject to the Act.

In the event of any questions or requests for additional information, please do not hesitate to contact me, Kenju Watanabe, at Skadden, Arps, Slate, Meagher & Flom LLP, 21st Floor, Izumi Garden Tower, 1-6-1, Roppongi, Minato-ku, Tokyo, 106-6021, Japan (telephone 81-3-

dlw 6/13

3568-2600/facsimile 81-3-3568-2626). Kindly acknowledge receipt of the foregoing by stamping and returning the enclosed copy of this letter in the self-addressed, stamped envelope provided for your convenience.

Very truly yours,

Kenju Watanabe /csm/

Kenju Watanabe

Enclosures

Consolidated Earnings for Interim Period Ended September 30, 2004

October 29, 2004

Corporate Name: Unicharm Corporation
Code Number: 8113
Listing: First Section, Tokyo Stock Exchange
(URL http://www.unicharm.co.jp/)
Location of Head Office: Ehime Prefecture
Chief Corporate Representative: Takahisa Takahara, President & Chief Executive Officer
Contact: Shigeki Maruyama, Managing Director
Telephone Number: +81-3-3447-5111
Date of Board Meeting for Interim Book-Closing: October 29, 2004
U.S. Accounting Standards: Not adopted

1. Consolidated business results for the interim period ended September 30, 2004 (April 1 - September 30, 2004)

(1) Consolidated business results

(Note) Amounts less than one million yen have been discarded.

	Net Sales		Operating Income		Ordinary Income	
	Millions of yen	%	Millions of yen	%	Millions of yen	%
Interim period ended September 30, 2004	121,550	4.6	14,605	(3.6)	15,023	(4.4)
Interim period ended September 30, 2003	116,226	6.8	15,150	19.5	15,713	22.3
Year ended March 31, 2004	240,109	7.6	30,726	19.1	31,120	20.2

	Interim Net Income		Interim Net Income per Share	Interim Net Income per Share
	Millions of yen	%	yen	yen
Interim period ended September 30, 2004	8,544	4.6	128.54	-
Interim period ended September 30, 2003	8,168	24.3	121.17	-
Year ended March 31, 2004	16,239	26.1	240.26	-

(Notes)
1) Equity method investment profit and loss
Interim period ended September 30, 2004 ¥28 million
Interim period ended September 30, 2003 ¥31 million
Year ended March 31, 2004 ¥116 million
2) Average number of shares (consolidated)
Interim period ended September 30, 2004 66,474,413
Interim period ended September 30, 2003 67,409,814
Year ended March 31, 2004 66,942,629
3) Change in accounting methods Yes
4) Percentage changes in sales, operating income, ordinary income and net income represent YOY increases (decreases).

(2) Consolidated capitalization status

	Total Assets	Shareholder's Equity	Shareholder's Equity Ratio	Shareholder's Equity per Share
	Millions of yen	Millions of yen	%	yen
Interim period ended September 30, 2004	206,818	130,297	63.0	1,960.14
Interim period ended September 30, 2003	194,233	116,254	59.9	1,748.83
Year ended March 31, 2004	209,002	123,708	59.2	1,858.63

(Note) Consolidated number of shares issued as of the end of period
Interim period ended September 30, 2004 66,473,626
Interim period ended September 30, 2003 66,475,699
Year ended March 31, 2004 66,474,997

(3) Consolidated cash flows

	Cash Flows from Operating Activities	Cash Flows from Investing Activities	Cash Flows from Financing Activities	Balance of Cash equivalents as of the End of the period
	Millions of yen	Millions of yen	Millions of yen	Millions of yen
Interim period ended September 30, 2004	8,978	(7,990)	466	45,882
Interim period ended September 30, 2003	16,743	(14,682)	(7,410)	36,229
Year ended March 31, 2004	36,915	(25,836)	(7,933)	44,434

(4) Matters related to scope of consolidation and application of equity method

Number of consolidated subsidiaries 24
Number of non-consolidated subsidiaries to which equity method is applied 0
Number of affiliates to which equity method is applied 2

(5) Change in scope of consolidation and application of equity method

Number of companies newly consolidated 0
Number of companies to which equity method is newly applied 0
Number of companies excluded from scope of consolidation or application of equity method0

2. Projected consolidated business results for fiscal 2004 (April 1, 2004 - March 31, 2005)

	Net Sales	Operating Income	Projected net income
	Millions of yen	Millions of yen	Millions of yen
Full Fiscal Year	251,000	31,200	16,600

(Ref.) Projected net income per share ¥247.37

* The foregoing projected results include forecasts based on premises, prospects and plans pertaining to the future (as of the date of release). Actual results may differ materially from the projected figures presented herein due to actual market conditions, foreign exchange fluctuation risks and

other uncertainties. Please refer to pages 11 and 12 of the attached materials for the aforementioned projected business results.

1. Status of Corporate Group

The Company's corporate group consists of Unicharm Corporation (the Company), 24 consolidated subsidiaries and two affiliates, and operates the business of mainly manufacturing and selling personal care and pet care products and providing attendant services.

The positioning of the Company's corporate group relative to these businesses and its relationships to segments by business type are as follows:

Business Segment	Sales Category		Main Companies
Personal Care Business	Baby and child care products Feminine care products Health care products Cosmetic powder-puffs Household products, etc.	Domestic	Unicharm Corporation Unicharm Products Co., Ltd. Unicharm Material Co., Ltd. Kokko Paper Manufacturing Co., Ltd. Cosmotec Corporation and three other companies
		Overseas	United Charm Co., Ltd. Uni-Charm (Thailand) Co., Ltd. Shanghai Uni-Charm Co., Ltd. Uni-Charm Consumer Products (China) Co., Ltd. Uni-Charm Co., Ltd. P.T. Uni-Charm Indonesia Uni.Charm Molnlycke B.V. and six other companies
Pet Care Business	Pet foods Pet toiletries	Domestic	Unicharm PetCare Corporation Unicharm Products Co., Ltd. Kokko Paper Manufacturing Co., Ltd. Cosmotec Corporation
		Overseas	United Charm Co., Ltd. Uni-Charm (Thailand) Co., Ltd.
Other Businesses	Food-wrapping Materials Materials and Components Infant Education Division Financing Operations, etc. Other	Domestic	Unicharm Corporation Unicharm Products Co., Ltd. Unicharm Material Co., Ltd Kokko Paper Manufacturing Co., Ltd. and six other companies
		Overseas	One Company

The main operations of the consolidated subsidiaries/affiliates and the respective percentages of the Company's ownership interest are as follows:

Consolidated Subsidiaries

Name	Address	Main operations	Percentage of voting rights held
Unicharm Products Co., Ltd.	Shikoku Chuo-city, Ehime	Production of baby and child care products, feminine care products, etc.	100.0%
Unicharm Materials Co., Ltd.	Shikoku Chuo-city, Ehime	Production and sale of nonwoven fabric and other materials	100.0%
Kokko Paper Manufacturing Co., Ltd.	Shikoku Chuo-city, Ehime	Production, processing and sale of paper, nonwoven fabric and other materials	100.0%
Cosmotec Corporation	Zentsuji-city, Kagawa	Printing, processing and sale of photogravures	100.0%
Unicharm PetCare Corporation	Shinagawa-ku, Tokyo	Production and sale of pet foods and pet toiletries	44.1%
Uni-Charm Co., Ltd.	China	Production and sale of baby and child care products, feminine care products, etc.	52.6%
Uni-Charm (Thailand) Co., Ltd.	Thailand	Production and sale of baby and child care products, feminine care products, etc.	94.2%
Shanghai Uni-Charm Co., Ltd.	China	Production and sale of feminine care products, etc.	75.0%
Uni-Charm Consumer Products (China) Co., Ltd.	China	Production and sale of baby and child care products, etc.	95.0%
Uni-Charm Co., Ltd.	Korea	Production and sale of baby and child care products, feminine care products, etc.	90.0%
PT Uni-Charm Indonesia	Indonesia	Production and sale of baby and child care products, feminine care products, etc.	74.0%
Uni.Charm Mölnlycke B.V.	The Netherlands	Production supervision for baby/child care and adult-use incontinence products	60.0%
Twelve other Companies			

Affiliates

Name	Address	Main operations	Percentage of ownership interest
Uni.Charm Mölnlycke K.K.	Minato-ku, Tokyo	Sale of adult-use incontinence products	50.0%
One other Company			

2. Corporate Policies

1. Basic Corporate Policy

Upholding the management philosophy of "creating and offering first-class products and services to its customers wherever they may be," the Unicharm Group is promoting corporate activities aimed at ceaselessly creating and providing first-class value to its stakeholders including its customers, shareholders, business partners, employees and society.

The Unicharm Group shall strive to:

1) Provide high-quality and high value-added products that satisfy customer needs and create new markets by innovating its core technologies in unwoven fabric and absorbents;
2) Enhance its cash-generating capability and maximize its corporate (or shareholder) value by optimally allocating management resources and raising its growth/earnings potential for each of its business segments;
3) Ensure sound growth not only for itself, but for its customers as well, by collaborating with the customers in building an optimal value chain under a common objective of maximizing customer satisfaction;
4) Foster innovation by motivating employees to ceaselessly endeavor to better themselves and their skills without complacency, by uniting the passion and ambition of all employees; and
5) Promote fair corporate management that serves to integrate the pursuit and enhancement of its responsibility to society through its business activities.

2. Basic Profit-Sharing Policy

Unicharm considers the sharing of its profits with its shareholders as one of its most important management policies and, to that end, is endeavoring to augment its corporate value by generating cash flow.

The Company will adhere to its policy of consistently distributing shareholder dividends in continuously higher amounts, while simultaneously seeking to strengthen its corporate structure and aggressively expand operations in order to improve its earnings capabilities further.

Bearing long-term management efficiency in mind, the Company will also seek to utilize its free cash flows by placing the highest priority on financing its business expansion in Japan and abroad, R&D, and IT system upgrades from the perspective of enhancing its future corporate value, and by acquiring treasury stocks from time to time in order to provide returns to its esteemed shareholders.

3. Rationale and Policy for Reduction of Minimum Stock Trading Unit

Unicharm considers it one of its major corporate tasks to enlarge its individual investor base and enhance stock liquidity, and has been taking necessary steps in that direction. The Company made it easier for individual investors to invest by reducing its minimum stock trading unit from 1,000 to 100 shares effective from August 1, 1997. Also, in July 2004, it offered common shares on Japan's stock markets with the aim of increasing individual investors. The Company will continue to watch the market conditions closely and implement measures with a view to further invigorating the trading of its equity while expanding its individual investor base.

4. Targeted Management Benchmarks

Unicharm seeks to build a corporate management structure with high capital efficiency that would enable it to prevail in the global competition by continuously boosting sales and income as well as improving ROE.

5. Medium and Long-Term Corporate Strategy

Aiming to consistently offer the world first-to-market and first-in-quality products and services to bring comfort, excitement and pleasure to two billion people in Asia, in April 2004, Unicharm commenced its Sixth Schedule-Action-Performance-Spiral (SAPS) Plan, a 48-month corporate initiative, the five key strategies of which are as follows:

1) Strengthen strategy-execution capabilities based on the SAPS business model;
2) Create new markets by developing first-to-market and first-in-quality products;
3) Secure the leading market position in Asia by boosting growth in the personal care business;
4) Realize global cost competitiveness through aggressive reforms of the supply chain management system; and
5) Enhance corporate value by bolstering corporate social responsibility (CSR) and corporate governance.

The Company will strive to improve its brand value by actively pursuing measures to implement these strategies, devising a new business model that is suited to the changing business climate, and reinforcing its customer relations.

6. Challenges Facing the Company

In the face of the continuing slump in consumer spending in Japan and intensifying global competition, Unicharm pushed forward corporate reform while giving the highest priority to revitalizing the domestic market and expanding overseas business, mainly in Asia, at a rate much faster than the market growth. As a result, it achieved record-high sales during the interim period under review. In order to drive its corporate reform further, the Company will focus even more on adding greater value to its products and services through ceaseless innovation in all business segments, and firmly push for sales cost reductions and the streamlining of expenses. Outside of Japan, mainly in growth markets in Asia, the Company will seek to establish itself as the leader in its market by aggressively developing local-area business and rapidly expanding its product lineup in a way that responds to the needs of local consumers.

7. Basic Philosophy on Corporate Governance and Current Status of Measures

Unicharm is carrying out its corporate activities daily by upholding its company credo, "pursuit of proper corporate management that integrates the growth and development of the Company with the contentment of employees and the fulfillment of social responsibility." Generally, the subjects of corporate governance and CSR are coming under increased scrutiny by the stakeholders. Recognizing that it is of paramount importance to always conduct proper corporate management based on the aforementioned company credo, enhance its corporate value and actively fulfill its CSR, Unicharm has made Group-wide efforts to improve its management control and promote further enhancement of the "Unicharm Code of Corporate Conduct" and its acceptance by the employees.

In April 2003, the Company set up the CSR Department that is in charge of across-the-board supervision of environmental responsiveness, quality assurance, compliance with the Pharmaceutical Affairs Law and relevant regulations and securing of product safety, while seeking to maximize customer satisfaction and strengthen corporate competitiveness by striking a balance between environmental and product quality requirements. Furthermore, in April 2004, the new Corporate Ethics Office was established within the CSR Department in order to drive home the company credo of "proper corporate management" to all employees.

Turning to the improvement of the management control mechanism aimed at achieving corporate governance, Unicharm introduced an executive officer system within the existing management framework of directors and auditors in June 1999, which currently comprises five directors, 25 executive officers (including four who also serve as directors) and four auditors (including two external auditors).

Following the general meeting of shareholders of June 29, 2004, the Company abolished the practice of conferring such positions as president and managing director on directors and instead reallocated these positions to operating executive officers. Consequently, the President and CEO now executes operations as the head of the executive organ, with other executive officers appointed as the heads of their respective executive units. A clearer

separation between supervisory and executive function was realised by electing the chairman of the Board as the supervisory function from among the directors not concurrently serving as executive officers. In April 2004, the Operational Executive Board consisting of directors concurrently serving as executive officers as its standing members was established to strengthen the directors' powers of supervision over business execution and give added impetus to a swift decision-making process on matters related to business execution. The Business Execution Board, chaired by President and CEO, is convened every month where the standing members and their relevant divisions seek to promptly and properly resolve important operational issues identified by the chairman giving due consideration to the business conditions prevailing.

Unicharm, as a company with a corporate auditor system, has complied with the requirement that external auditors comprise a majority of nominated statutory auditors two years before its becoming mandatory. Mr. Haruhiko Takenaka (a standing auditor for Nissan Motor Co., Ltd.) was appointed and inducted as a new external auditor at the general meeting of shareholders on June 29, 2004, thereby bringing the number of external auditors to two (together with Masahiko Hirata, a former director and executive vice president of Matsushita Electric Industrial Co., Ltd.) The Board of Auditors now comprises four auditors including two in-house appointments, strengthening the audit function that oversees the Board of Directors. There exists no conflict of interest between the external auditors and the Company.

A chart showing an overview of the Company's management control mechanism is presented below:


General Meeting of Shareholders
Board of Auditors
Internal auditors 2
External auditors 2
Auditing
Board of Directors
Representative Director & Chairman of the Board
Representative Director 1
Directors 3
Delegation of supervision, nomination and decision-making
Reporting
Executive Structure
Internal Auditing Office
Auditing
President & CEO
Directing and supervising
Reporting
Directing and supervising
Reporting
Executive Division
Executive Officer
Executive Division
Executive Officer
Business Execution Board
President & CEO
Executive Officers 3

In October 2003, seeking to better align the interests of the executives, employees and shareholders—as well as to enhance its corporate value by achieving its medium and long-term objectives—the Company introduced a stock option scheme for which all of its executives and employees (as well as those of its main subsidiaries in Japan and abroad) are eligible. During the term under review, the Company continues to offer stock options to all of its executives and employees (and those of its main subsidiaries both in Japan and abroad).

3. Operating Result and Financial Condition

I Operating Result

1. Summary of Interim Fiscal Period under Review

Summary of Overall Business Results (Millions of yen)

	Interim Fiscal Period under Review	Previous Interim Fiscal Period	Amount of Increase/Decrease	Percentage of Increase/Decrease
Net Sales	121,550	116,226	5,324	4.6%
Operating Income	14,605	15,150	(545)	(3.6%)
Ordinary Income	15,023	15,713	(690)	(4.4%)
Interim Net Income	8,544	8,168	376	4.6%
Interim Net Income per Share	128.54	121.17	7.37	6.1%

Business Results by Region (Millions of Yen)

	Net Sales (Note2)			Operating Income		
	Interim Fiscal Period under Review	Previous Interim Fiscal Period	Amount of Increase/ Decrease	Interim Fiscal Period under Review	Previous Interim Fiscal Period	Amount of Increase/ Decrease
Japan	95,278	91,502	3,775	12,593	13,167	(574)
Asia	16,702	16,355	346	1,739	1,658	80
Other	9,570	8,368	1,201	243	295	(52)

(Note 2) Net Sales represent those to external customers

(1) Summary of Overall Business Results for the Interim Fiscal Period under Review

During the interim fiscal period under review, consumer spending in Japan remained sluggish except for certain products although Japanese exports and industrial production continued to expand and corporate earnings improved. The economies in the other Asian countries where the Company is primarily focusing its business development generally grew in a stable fashion.

Under these conditions, consolidated sales for the interim fiscal period under review increased marking a record high of ¥121.5 billion, up 4.6% from those of the previous corresponding interim period. In Japan, sales from our baby and child care division dropped as market competition stiffened and consumer eagerness apparently weakened as new government regulations forced retailers to display gross prices including the Japanese sales tax ("Consumption Tax"). However, sales from our core businesses of feminine care (women's hygiene), health care (e.g. adult incontinence products), clean & fresh (cleaning and deodorizing products for the home) and pet care (e.g. pet food) grew soundly, reaching ¥95.2 billion, up ¥3.7 billion YOY. Sales of feminine and baby care goods developed favorably especially in Asia, while Europe in particular saw a rise in sales of adult-use incontinence care products. As a result, sales by our foreign subsidiaries and affiliates increased ¥1.5 billion to ¥26.2 billion, now representing as much as 22% of total consolidated sales.

Although sales grew along with improved containment of general and administrative expenses as well as increased sales from overseas businesses, our proactive investments in marketing initiatives including advertisements aimed at brand development for our domestic businesses and sales promotion aimed at enhancing our competitive edge pushing operating income to ¥14.6 billion (-3.6% YOY) and ordinary income to ¥15.0 billion (-4.4% YOY). Interim net income reached a record-setting ¥8.5 billion, (+4.6% YOY). Consequently, interim net income per share rose ¥7.37 to reach ¥128.54.

The interim dividend of ¥15 was ¥1 higher than last year's.

(2) Summary of Business Result by Segment

1) Personal Care Business

(Millions of Yen)

	Interim Fiscal Period under Review	Previous Interim Fiscal Period	Amount of Increase/Decrease	Percentage of Increase/Decrease (%)
Net Sales (Note3)	103,517	99,950	3,567	3.6%
Operating Income	12,762	13,584	(822)	(6.1%)

(Note 3) Net Sales represent those to external customers.

Net sales from our personal care business for the interim fiscal period under review amounted to ¥103.5 billion, up 3.6% from those of the previous corresponding interim period. Operating income decreased to ¥12.7 billion by 6.1% or ¥800 million from that of the previous corresponding interim fiscal period.

- **Baby and Child Care Business**

Competition intensified further in Japan as market demand declined with a falling birthrate and consumer spending remained sluggish as it became mandatory for retailers to display gross prices including the Japanese sales tax ("Consumption Tax"). Despite this adverse environment, the Company as a leading enterprise endeavored to revitalize its market and increase its earnings by offering more value-added new products and improving existing products mainly through measures to promote its expansion and penetration of the pants-type paper diaper market and by promoting aggressive marketing campaigns including TV commercial and PR activities.

In recent years, consumer preferences in baby wear and underwear are increasingly becoming oriented towards enhanced colorfulness, and the needs for greater tastefulness in design have been rising in the paper diaper segment. Bearing this in mind, Unicharm started marketing its new ***Moony Man*** diapers with full-color design across Japan in February (2005) which were well-received by customers nationwide. Furthermore, in July, the Company launched a limited summer sale of ***Moony Man*** diapers with "Toy Story" artwork which was highly popular among boys and Disney princesses (e.g. Sleeping Beauty) which was revered by girls. With parental ideas about the timing of toilet training changing in recent years, more infants of advanced months of age tend to use paper diapers. In September, responding to these latest consumer needs, Unicharm released ***Moony Man Big Yori Ohkii Size***, a new-size diaper that can be worn comfortably by a child weighing 18 kilograms or more that a conventional diaper size could not cope with. Any large child weighing between 13 and 25 kilograms with a height of between 90 and 130 centimeters would be fully at ease wearing this particular model. The Company will continue to develop products that match the growth of children, help reduce the burden of child-raising or that support a comfortable stress-free nursing life. Moreover, in April, Unicharm a nationwide launch of ***Moony Man Mizuasobi Pants***, a pants-type diaper that would not swell if soaked in water and allow an infant at its developmental stage of grip-and-stand or toilet-training to splash around in water to their heart's content. The Company successfully offered new value by launching this entirely new type of diaper especially made for in or around water and equipped with all the three features required for splashing around that conventional swimwear or paper diapers lacked: (1) it does not swell up when soaked in water; (2) it can even handle an unintended discharge that slips through; and (3) it comes with full-color designs for boys and girls.

The Company enhanced its business presence in East Asia (Taiwan, P.R. China, Thailand, Malaysia, Singapore, Indonesia and the Philippines) by continuing its proactive sales/marketing activities and seeking to expand and penetrate the market for its ***Mamy Poko*** brand. In particular, its business in Thailand and Indonesia has continued to expand steadily in terms of market share even after it attained the top market share in each country, thereby serving as a growth driver of its overseas business. The Company's growth pattern is also maintained in other ASEAN countries (Malaysia, Singapore and the Philippines). Armed with full-scale improvements in product strength and packaging, the Company is steadily making inroads into the Chinese market as well.

Consequently, net sales in the baby and child care business for the interim fiscal period under review declined to ¥49.0 billion, down ¥1.4 billion from those of the previous corresponding interim fiscal period.

- **Feminine Care Business**

The overall domestic market for the feminine care segment remained flat as the target population is declining due to the aging population combined with a falling birthrate. Nevertheless, as the sole manufacturer with full-line offering of women's hygienic care products in Japan, Unicharm continued to focus on development and improvement of products that would provide relief and comfort, to revitalize the market, based on its business philosophy of creating comfort and freedom for women through science.

In October 2003, the Company launched ***Sofy Wide-Guard 420***, Japan's first extra-wide sanitary napkin for overnight protection. By winning customer satisfaction with night-use sanitary napkins which were the most trouble-prone during menstrual periods, Unicharm successfully won a major share of the market and enabled the night-use sanitary napkin market to grow sharply.

Then in April 2004, the Company launched ***Sofy Wide-Guard 350***, a 35-centimeter-long version of the standard ***Sofy Wide-Guard***, striving to stimulate the market further. Also in September, the Company released Sofy Wide-Guard 250 designed to prevent daytime leakage that roughly one out of two women experiences. Surveys showed that this particular product helps reduce such side leakage by as much as 80% compared to a standard daytime-use sanitary napkin, and about 70% of the respondents expressed their desire to purchase it. The ***Sofy Wide-Guard*** series thus turned out to be the brand that would eliminate the physical as well as emotional strain and constraints women feel both at night and day for more relief and comfort. At the same time, Unicharm launched Sofy Slim-Up Fit, the first sanitary shorts with buttocks-lifting and leg-line enhancement features, thereby expanding its product lineup and helping to revitalize the sanitary shorts market by offering the type of products that would allow women to pursue their own values and live stylishly.

On the other hand, at 41%, the current usage of panty liners in Japan still remains low and has potential to rise further. With a view to stimulating further popularization of this product category, the Company launched Sofy Panty Liner Zero-Taikan, an ultra-thin, comfortable panty liner that the user hardly feels at all, became firmly ensconced in the panty liner market and contributed to its growth.

Unicharm continued to be actively involved in a variety of informative activities related to menstruation. On its website, the Company opened "Hajimete Karada Navi for girls", a new site that provides advice to teenage girls in puberty as well as their parents on such subjects of interest as the physical changes at puberty, methods of informing children about menstruation (including the first menstrual period that parents may often get flustered by) and parental communication with their children during puberty. Unicharm also continued its endeavors to disseminate correct information on feminine care products through such enlightening activities as making leaflets on the correct use of tampons available at retail stores. Through these activities, the Company has secured not only the top share in the domestic feminine care products market but has established itself as the No. 1 brand that is most highly recognized and appreciated by consumers as "reliable and friendly."

Turning to the overseas markets, the new night-use products launched in neighboring East Asian countries drove the Company's business performance upwards, and its business in ASEAN countries continued to expand. Unicharm firmly maintained its No. 1 position in terms of market share in both Taiwan and Thailand, and successfully acquired the top market share throughout China. As a result, sales in the feminine care business rose by ¥700 million to ¥29.0 billion.

- **Health Care Business**

Despite the intense competition in this growth market, the health care business in Japan during the interim fiscal period under review grew faster than the market did. While the rapidly aging population ensured solid market growth in Japan, Unicharm, guided by its business philosophy, "Pursue the Joy of Life," focused on development and improvement of its ***Lifree*** brand embracing the slogan: "Bedridden neither in Mind nor Body"

In the severe incontinence care products market, the guiding concept that a sitting position is the first step towards rehabilitation, ***Lifree Sitting-Comfort Pads*** for use at health care facilities and ***Lifree Sitting-Comfort Urine Absorbing Pads*** released through retail outlets proceeded to leave its mark on the market as a new breed of urine-absorbing products to help the bedridden rise from their beds, and upgrade the quality of life (QOL) for caregivers and care-receivers alike.

In the light incontinence care market where two-digit growth is being sustained, the Company applied the concept of "***Everyday Freshness! Always Feeling Pleasant and Comfortable***" to its ***Charm-Nap Sawayaka Liner*** and ***Charm-Nap Sawayaka Extra-Absorbency*** series, and adopted on all of its product packages the "Continence Care Mark" whose dissemination is being promoted by the Japan Continence Association, a civil organization led by Ms. Kaoru Nishimura that advocates a society where the afflicted can find relief in a comfortable, convenient manner. At the same time, the Company will endeavor to expand public awareness and knowledge on incontinence care by collaborating with the Association in developing and distributing its "Continence Care Book."

Furthermore, the Company has made it easier for the users to purchase ***Charm-Nap Sawayaka Liner*** by changing the quantity of small and medium volume incontinence absorbing liners in a large-sized pack as well as its price. Unicharm as the leading manufacturer of exclusive products for incontinence care will continue to promote further public enlightenment of incontinence care, serve to disseminate proper care techniques with its exclusive products, and help the users lead a comfortable daily life and pursue their own values.

In addition to efforts to improve these products, the Company has been focusing on development of excrement care systems at its Discharge Care Research Laboratory in collaboration with external experts. It has also promoted enlightenment, proposals, sales activities to promote continence rehabilitation care that is optimally suited for caregivers and care receivers alike, by having qualified experts (i.e. care workers, nurses and sales representatives) establish close ties with staff members of local hospitals and care facilities. In addition, with its retail outlets, the Company has endeavored to provide its extensive and intensive product assortment and floor planning expertise in such a way that caregivers can be sure to select and use the optimal combination of products for the particular environment or circumstances of those cared for and upgrade their QOL.

Elsewhere, Unicharm is trying to enhance the value of its ***Lifree*** brand by offering care support services that extend as far as moral support for caregivers through the ***Lifree Iki-Iki Hotline*** service where consumers can consult expert advisors about their troubles and questions related to continence care. Moreover, care-related information is available on the official website (http://www.unicharm.co.jp/), and various integrated services extending from consultation to product purchase are provided through the ***Iki-Iki Life*** business.

On the overseas front, following its release in Taiwan, Unicharm launched Lifree in Thailand in May of last year, thereby accelerating penetration of the ***Lifree*** brand in both countries. The sales of adult-use pants-type paper diapers are also expanding mainly in Europe.

- **Clean & Fresh Business**

In the clean & fresh segment, where Unicharm strives to provide household cleanliness, relief and freshness to its customers via products developed with its core technologies in nonwoven fabric and absorbent materials, it sought to expand sales by enhancing its lineup of general-use moist towelettes, ***Silcot Wet Tissues***, by adding ***Silcot Wet Tissues Petit-pact***, the first-in-the-industry wet towelettes with a portable container, as well as ***Silcot Wet Safe Disinfectant Tissues Petit-pact***. It also focused on winning a greater number of customers by lowering the package prices of the ***Silcot Wet Tissues line*** to an even more reasonable level.

In its ***Wave Handy Wiper*** segment, Unicharm successfully achieved sales that substantially exceeded those of the previous interim fiscal period by implementing improvements on the refillable product holder/container and the replacement sheets. Sales of ***Swiffer Dusters***, marketed in North America by The Procter & Gamble Company with the Wave sheet technology licensed from Unicharm, are also expanding soundly.

2) Pet Care Business (Millions of Yen)

	Interim Fiscal Period under Review	Previous Interim Fiscal Period	Amount of Increase/Decrease	Percentage of Increase/Decrease (%)
Net Sales (Note4)	12,609	10,781	1,828	17.0%
Operating Income	1,205	965	239	24.8%

(Note 4) Net Sales represent those to external customers.

Sales in the pet care segment during the interim fiscal period under review increased 17.0% YOY to reach ¥12.6 billion, and operating income rose ¥200 million to ¥1.2 billion.

The Company's consolidated subsidiary, Unicharm PetCare Corporation, participates in this promising market which offers a solid growth potential over the medium to long-term in light of the fact that pet-keeping households are growing in number parallel to the declining birthrate and the aging of the population.

Given this market environment, and based on its business philosophy of "Comfortable Pet Life through Health and Cleanliness," Unicharm has developed its pet care business by concentrating its focus on two specialized categories of pet foods and pet toiletries, with the hope of helping pet-owners see their pets live healthily and long in a clean environment.

In the pet foods category, the Company has made sustained efforts to enhance profit potential and promote marketing mainly of differentiated products including ***Aiken Genki for Dogs over 11 Years of Age*** and ***Neko Genki Ginno-Spoon***, the particularly tasty food for felines. In the pet toiletries category, Unicharm has sought to more effectively market an improved lineup of the products that responds to the constantly growing needs related to indoor pet-keeping, including ***One Week Disinfectant Deo-Toilet***, a kitty litter that remains odorless for one week, and ***Fleas and Mites Care Spot***, larvicide/acaricide for pets.

3) Other Businesses (Millions of Yen)

	Interim Fiscal Period under Review	Previous Interim Fiscal Period	Amount of Increase/Decrease	Percentage of Increase/Decrease (%)
Net Sales (Note5)	5,423	5,494	(70)	(1.3%)
Operating Income	616	590	25	4.4%

(Note 5) Net Sales represent those to external customers.

Sales in other business segments for the interim fiscal period under review amounted to ¥5.4 billion, down 1.3% YOY, and operating income amounted to ¥600 million.

In the food-wrapping materials business catering to supermarkets and other foods-related outlets, sales of ***Fresh Master***, a tray mat utilizing the Company's technologies in nonwoven fabric and absorbent materials, expanded favorably.

2. Outlook for Full Fiscal Year

(Millions of Yen)

	Outlook for Full Fiscal Year	Previous Fiscal Year	Amount of Increase/Decrease	Percentage of Increase/Decrease (%)
Net Sales	251,000	240,109	11,890	4.5%
Operating Income	30,800	30,726	73	0.2%
Ordinary Income	31,200	31,120	79	0.3%
Interim Net Income	16,600	16,239	360	2.2%
Interim Net Income per Share	247.37 yen	240.26 yen	7.11 yen	3.0%

Both corporate business results and consumer spending in Japan have begun showing signs of recovery, but the stiffening competition is expected to keep the Company in the middle of an even more trying business environment. In Asia, competition among global brands should also intensify with accelerated market expansion.

Under these conditions, based on the basic policies prescribed in its Sixth SAPS 48-Month Management Plan, Unicharm will strive to always and precisely identify customer needs, reinvigorate mature markets and aggressively penetrate growth markets through marketing initiatives, product development and upgrading of technological capabilities that will help create high brand value and new markets. The Company also seeks to

enhance its earnings capability by implementing a fundamental reform of its cost structure through reduction of the overall supply chain-related costs and streamlining of business expenses while absorbing the impacts of higher raw material costs that are anticipated due to increases in crude oil prices during the latter half of the fiscal year.

In the baby and child care business in Japan, Unicharm will seek to expand sales and strengthen its earnings capability by creating demand and revitalizing the market with New ***Mamy Poko Pants*** and New ***Mamy Poko*** offering dramatically upgraded product features and the newly launched ***Moony Man Big Yori Ohkii Size***. In its feminine care segment, the Company will strive to enhance its brand strength further by adding new categories to the ***Sofy Wide-Guard*** series and aggressively marketing ***Sofy Body-Fit Sound Sleep Guard*** and ***Sofy Body-Fit Extra-Sound Sleep Guard***. In the health care segment, the Company will endeavor to fine-tune its responses to the diversified customer needs by offering upgraded product features of the ***Lifree*** brand through the launching of ***Lifree Donna Ugoki Nimo Anshin*** Tape Holding, the tape-type paper diaper, and by deploying its abundant and industry-leading product line. At the same time, it will step up enlightening activities related to continence rehabilitation care and aim to expand its business operation faster than the market. In the clean & fresh segment, the Company will seek to create new markets while expanding its product lineup and promoting brand penetration through the launching of ***Wave Pyu-Pyutto Mop***, an innovative mop coming out of the ***Wave*** disposable cleaner series.

In the pet care business, Unicharm will make every effort to increase sales and earnings by expanding the lineup of pet toiletries based on its core technologies in unwoven fabric and absorbent materials and by boosting and aggressively marketing the lineup of high-performance and high value-added products in response to the changing pet food market needs in Japan which are increasingly characterized by such keywords as "senior," "indoor pet-keeping," "smaller pet size" and "overweight."

On its overseas market fronts, Unicharm will accelerate the expansion of the ***Sofy*** and ***Charm*** brands of its feminine care business in major East Asian markets. In the baby and child care business, the Company will drive market expansion and brand penetration by aggressively marketing its ***Mamy Poko*** brand, and will endeavor to improve the relevant production and supply structure. In the health care segment, it will seek to build a third pillar for its overseas business by actively marketing its ***Lifree*** brand diapers for adults in Taiwan and Thailand.

In light of the abovementioned endeavors, Unicharm expects to report record-breaking consolidated sales of ¥251.0 billion for the fiscal year under review (up 4.5% YOY), operating income of ¥30.8 billion (up 0.2% YOY), ordinary income of ¥31.2 billion (up 0.3% YOY) and net income of ¥16.6 billion (up 2.2% YOY), also marking record highs in each one of the foregoing three income categories. Consequently, net income per share is expected to be ¥247.37, a YOY increase of ¥7.11.

As originally planned, Unicharm plans to pay a full-year dividend of ¥30 per share including the interim dividend of ¥15 per share, ¥2 more per share than that distributed in the previous fiscal year.

II Financial Condition

1. Overview for Interim Period under Review

(Millions of Yen)

	End of Interim Fiscal Period under Review	End of Previous Fiscal Period	Increase/Decrease
Total Assets	206,818	209,002	(2,183)
Shareholder's Equity	130,297	123,708	6,589
Shareholder's Equity Ratio	63.0%	59.2%	3.8%

(Millions of Yen)

	Interim Fiscal Period under Review	Previous Fiscal Period	Increase/Decrease
Cash Flows from Operating Activities	8,978	16,743	(7,765)
Cash Flows from Investing Activities	(7,990)	(14,682)	6,692
Cash Flows from Financing Activities	466	(7,410)	7,876
Balance of Cash and cash Equivalents as of the End of the period	45,882	36,229	9,652

Total assets amounted to ¥206.8 billion as a combined result of decreases from the previous year-end of ¥2.0 billion in cash and deposits, ¥2.0 billion in notes and accounts receivable, ¥2.7 billion in marketable securities and ¥4.2 billion in construction in progress, increase of ¥4.4 billion in machinery, equipment and vehicles, etc. Shareholders' equity increased to ¥130.2 billion as a combined result of the increase of ¥7.3 billion in retained earnings and decreases of ¥700 million in differential on valuation of miscellaneous marketable securities, ¥100 million in foreign exchange translation adjustments, etc. Consequently, equity ratio reached 63.0%, up 3.8 points from that of the previous fiscal year-end.

Cash flows from operating activities decreased ¥7.7 billion to ¥8.9 billion. Interim income before tax and other adjustments amounted to ¥15.3 billion and depreciation expense ¥5.9 billion. Cash flows from investing activities turned to a negative ¥7.9 billion. Capital expenditures dropped to ¥7.2 billion, down ¥1.5 billion from those of the previous year-end. Main capital expenditures included equipment additions to support the Company's business expansion abroad, equipment introductions to boost new products in its core businesses, equipment renovations to support product improvements, etc. Cash flows from financing activities amounted to ¥400 million.

As a result, the outstanding balance of cash and cash equivalents as of the end of the interim period amounted to ¥45.8 billion, up ¥1.4 billion from that of the previous year-end.

2. Prospect for Full Fiscal Year

With respect to cash flows from operating activities, the Company expects to see an increase in income before tax and other adjustments primarily as a result of increased sales. As to cash flows from investing activities, the Company plans to continue investing actively in capital expenditures including equipment additions to support its business expansion abroad, equipment introductions to boost new products in its core businesses, and equipment renovations to support product improvements.

Consequently, the Company expects to see the outstanding balance of cash and cash equivalents as of the end of this fiscal year-end increase year on year, and will continue to make every effort to strengthen its financial structure.

3. Trend of Cashflow-Related Benchmarks

	Fiscal Year ended March 31, 2001	Fiscal Year ended March 31, 2002	Fiscal Year ended March 31, 2003	Fiscal Year ended March 31, 2004	Fiscal Period ended September 30, 2004
Equity Ratio (%)	58.7	58.4	60.2	59.2	63.0
Equity Ratio based on fair value (%)	212.9	136.8	167.3	158.4	175.5
Number of year for debt redemption (years)	0.4	0.4	0.3	0.2	0.5
Interest coverage ratio	48.6	70.1	74.5	124.2	67.8

(Notes)

Equity ratio: Shareholders' equity / total assets
Equity ratio based on fair value: Aggregate amount of shares at fair value / total assets
Number of year for redemption: Interest-bearing debts / operating cash flows
Interest coverage ration: Operating cash flows / interest payments

*1. Each benchmark is computed on the basis of consolidated financial figures.
2. Aggregate amount of shares at fair value is computed by multiplying the closing stock quotation as of the end of the fiscal year or period with the number of shares issued and outstanding (excluding treasury stocks) as of the end of the corresponding fiscal years or periods.
3. "Operating cash flows" mean cash flows from operating activities as provided in the statement of consolidated cash flows. "Interest-bearing debts" include all of the debts reported on the consolidated balance sheets as of the end of the fiscal years or periods on which interest is paid by the Company. "Interest payments" mean the amount of interest payment as provided in the statement of consolidated cash flows.
4. To permit consistent annualized comparisons, the amount of operating cash flows for the interim period is doubled in the computation of "Number of years for debt redemption."

4. Interim Consolidated Financial Statements, etc.

(1) Interim Consolidated Balance Sheet

(Millions of yen)

Item \ Period	End of Interim Consolidated Fiscal Period under Review (as of September 30, 2004)		End of Previous Interim Consolidated Fiscal Period (as of September 30, 2003)		Condensed Consolidated Balance Sheet for Previous Consolidated Fiscal Year (as of March 31, 2004)	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
Assets		%		%		%
I Current assets	91,951	44.5	85,105	43.8	94,575	45.3
Cash and deposits	32,382		22,238		34,434	
Notes and accounts receivable	26,963		27,032		29,016	
Marketable securities	16,705		17,119		13,922	
Inventories	11,595		14,032		12,421	
Other current assets	4,443		4,881		4,955	
Allowance for bad debts	(138)		(199)		(173)	
II Fixed assets	114,866	55.5	109,127	56.2	114,426	54.7
1. Tangible fixed assets	76,174	36.8	74,455	38.3	77,306	37.0
Buildings and other structures	23,577		23,701		23,117	
Machinery, equipment and vehicles	37,462		31,310		33,046	
Land	11,547		13,601		13,325	
Construction in progress	2,622		4,775		6,856	
Other tangible fixed assets	965		1,066		959	
2. Intangible fixed assets	2,579	1.2	3,006	1.6	2,903	1.4
3. Investments and other assets	36,112	17.5	31,665	16.3	34,216	16.3
Investment securities	27,769		23,557		27,603	
Other investments	9,361		9,186		7,655	
Allowance for bad debts	(1,018)		(1,077)		(1,042)	
Total Assets	206,818	100.0	194,233	100.0	209,002	100.0

(Millions of yen)

Item \ Period	End of Interim Consolidated Fiscal Period under Review (as of September 30, 2004)		End of Previous Interim Consolidated Fiscal Period (as of September 30, 2003)		Condensed Consolidated Balance Sheet for Previous Consolidated Fiscal Year (as of March 31, 2004)	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
Liabilities		%		%		%
I Current liabilities	60,577	29.3	60,754	31.3	66,874	32.0
Notes and accounts payable	23,613		25,636		25,990	
Short-term bank loans	6,306		4,381		4,570	
Current portion of corporate bonds	1,000		-		-	
Accrued expenses	18,382		17,389		20,798	
Accrued corporate income tax	4,807		6,241		9,290	
Reserve for bonus payment	3,352		3,274		3,139	
Other current liabilities	3,115		3,830		3,083	
II Long-term liabilities	8,573	4.1	10,801	5.5	11,505	5.5
Corporate bonds	-		1,000		1,000	
Long-term debt	448		648		557	
Provision for severance benefits	4,474		5,532		6,027	
Provision for Directors' severance bonus	1,147		1,116		1,123	
Other long-term liabilities	2,502		2,504		2,797	
Total long-term liabilities	69,150	33.4	71,555	36.8	78,379	37.5
Minority interests	7,369	3.6	6,423	3.3	6,913	3.3
Shareholders' equity						
I Common stocks	15,992	7.7	15,992	8.2	15,992	7.7
II Additional paid-in capital	18,590	9.0	18,590	9.6	18,590	8.9
III Retained earnings	109,166	52.8	94,690	48.8	101,831	48.7
IV Land revaluation difference	(1,904)	(0.9)	(2,059)	(1.1)	(2,052)	(1.0)
V Unrealized gains on available-for-sale securities	3,377	1.6	2,377	1.2	4,109	2.0
VI Foreign currency translation adjustment	(2,809)	(1.3)	(1,232)	(0.6)	(2,654)	(1.3)
VII Treasury stocks	(12,116)	(5.9)	(12,105)	(6.2)	(12,108)	(5.8)
Total shareholders' equity	130,297	63.0	116,254	59.9	123,708	59.2
Total liabilities, minority interests and shareholders' equity	206,818	100.0	194,233	100.0	209,002	100.0

(2) Interim Consolidated Statement of Income

(Millions of yen)

Item \ Period	Interim Consolidated Fiscal Period under Review (April 1-September 30, 2004)		Previous Interim Consolidated Fiscal Period (April 1-September 30, 2003)		Condensed Consolidated Statement of Income for Previous Consolidated Fiscal Year (from April 1, 2003-March 31, 2004)	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
		%		%		%
I Net sales	121,550	100.0	116,226	100.0	240,109	100.0
II Cost of sales	67,514	55.5	63,620	54.7	132,074	55.0
Gross profit	54,035	44.5	52,605	45.3	108,035	45.0
III Selling, general and administrative expenses	39,430	32.5	37,455	32.3	77,309	32.2
Operating income	14,605	12.0	15,150	13.0	30,726	12.8
IV Non-operating income	916	0.8	1,019	0.9	1,593	0.7
Interest received	168		151		364	
Dividend received	53		87		140	
Other non-operating income	694		779		1,088	
V Non-operating expenses	498	0.4	456	0.4	1,199	0.5
Interest paid	153		153		297	
Sales discount	216		196		403	
Other non-operating expenses	128		106		498	
Ordinary income	15,023	12.4	15,713	13.5	31,120	13.0
VI Extraordinary profit	3,945	3.3	471	0.4	797	0.3
VII Extraordinary loss	3,589	3.0	982	0.8	2,211	0.9
Interim income before taxes and other adjustments	15,380	12.7	15,202	13.1	29,706	12.4
Corporate income tax, inhabitant tax and business tax	4,582	3.8	6,480	5.6	12,826	5.3
Adjustments on corporate income tax, etc.	1,419	1.2	(144)	(0.1)	(723)	(0.3)
Minority interests in net income	833	0.7	698	0.6	1,363	0.6
Interim net income	8,544	7.0	8,168	7.0	16,239	6.8

(3) Interim Consolidated Statement of Retained Earnings

(Millions of yen)

Item / Period	Interim Consolidated Fiscal Period under Review (April 1-September 30, 2004)	Previous Interim Consolidated Fiscal Period (April 1-September 30, 2003)	Condensed Consolidated Statement of Retained Earnings for Previous Consolidated Fiscal Year (from April 1, 2003-March 31, 2004)
	Amount	Amount	Amount
Capital surplus			
I Capital surplus at beginning of period	18,590	18,590	18,590
II Capital surplus at end of interim period	18,590	18,590	18,590
Retained earnings			
I Retained earnings at beginning of period	101,831	87,462	87,462
II Retained earnings increased	8,544	8,168	16,239
Interim net income	8,544	8,168	16,239
III Retained earnings decreased	1,209	940	1,870
Dividend	930	809	1,740
Directors' bonus	130	130	130
Reversal of land revaluation difference	148	-	-
IV Retained earnings at end of interim period	109,166	94,690	101,831

(4) Interim Consolidated Statement of Cash Flows

(Millions of Yen)

Item / Period	Interim Consolidated Fiscal Period under Review (April 1-September 30, 2004)	Previous Interim Consolidated Fiscal Period (April 1-September 30, 2003)	Condensed Consolidated Statement of Cash Flows for Previous Consolidated Fiscal Year (from April 1, 2003 - March 31, 2004)
	Amount	Amount	Amount
I Cash flows from operating activities			
Income before tax and other adjustments	15,380	15,202	29,706
Depreciation expense	5,919	5,487	11,616
Gain on agency return of employees' pension fund	(3,886)	-	-
Decrease in allowance for bad debts	(58)	(131)	(193)
Increase in reserve for employee severance benefits	437	597	1,093
Increase (decrease) in reserve for directors' severance bonus	23	(133)	(125)
Receipt of interest and dividend	(222)	(239)	(504)
Payment of interest	153	153	297
Gain on sales of fixed assets	(3)	(4)	(249)
Loss on disposal of fixed assets	789	341	909
Loss on impairment of fixed assets	2,247	-	-
Increase (decrease) in trade receivables	2,052	(151)	(2,135)
Increase (decrease) in inventories	826	(2,100)	(489)
Increase (decrease) in trade payables	(2,377)	(2,142)	(1,788)
Increase (decrease) in other current liabilities	(3,110)	1,398	3,085
Other	(84)	66	537
Sub-total	18,087	18,341	41,760
Amount of interest and dividend received	227	223	438
Amount of interest paid	(132)	(132)	(297)
Amount of corporate tax, etc. paid	(9,204)	(1,688)	(4,985)
Cash flows from operating activities	8,978	16,743	36,915
II Cash flows from investing activities			
Expenditure on acquisition of marketable securities	(1,007)	(1,893)	(2,205)
Income from sale of marketable securities	2,014	1,840	3,330
Expenditure on acquisition of tangible fixed assets	(7,017)	(8,414)	(18,137)
Income from sale of tangible fixed assets	426	77	894
Expenditure on acquisition of intangible fixed assets	(264)	(373)	(912)
Expenditure on acquisition of investment securities	(3,005)	(5,918)	(10,831)
Income from sale and redemption of investment securities	1,012	0	2,076
Other	(148)	(1)	(50)
Cash flows from investing activities	(7,990)	(14,682)	(25,836)
III Cash flows from financing activities			
Net increase decrease in short-term bank loans	1,828	187	566
Income from incurrence of long-term debt	25	-	50
Expenditure on repayment of long-term debt	(125)	(155)	(311)
Expenditure on redemption of corporate bonds	-	(1,000)	(1,000)
Income from receipt of payment from minority shareholders	-	92	229
Payment for purchases of shares in subsidiaries from minority shareholders	-	(79)	(79)
Expenditure on acquisition of treasury stocks	(7)	(5,330)	(5,333)
Amount of dividend paid	(930)	(809)	(1,740)
Amount of dividend paid to minority shareholders	(323)	(315)	(315)
Cash flows from financing activities	466	(7,410)	(7,933)
IV Currency translation effect on cash and cash equivalents	(5)	11	(280)
V Increase (decrease) in cash and cash equivalents	1,448	(5,338)	2,865
VI Amount of cash and cash equivalents outstanding at beginning of period	44,434	41,568	41,568
VII Amount of cash and cash equivalents outstanding at end of period	45,882	36,229	44,434

Matters affecting the Preparation of Interim Consolidated Financial Statements

1. Matters related to the scope of consolidation

All of the subsidiaries of the Company are consolidated. Number of consolidated subsidiaries: 24

Names of main subsidiaries: Unicharm Products Co., Ltd.
Unicharm PetCare Corporation
Uni-Charm Co., Ltd.
United Charm Co., Ltd.
Shanghai Uni-Charm Co., Ltd.
Uni-Charm (Thailand) Co., Ltd.
Uni-Charm Consumer Products (China) Co., Ltd.
Uni.Charm Mölnlycke B.V.

2. Application of equity method

Number of affiliates to which equity method was applied: 2

Name of main affiliate: Uni.Charm Mölnlycke K.K.
The Fun Co., Ltd.

3. Matters related to interim fiscal closing dates, etc. of consolidated subsidiaries

Details, etc. of cases where interim fiscal closing dates differ from the interim fiscal closing date of the Company

The interim fiscal closing date for foreign subsidiaries (14 companies) and for the equity method investee (1 company) is June 30. In preparing the interim consolidated financial statements, interim financial statements as of the said date were used, and necessary adjustments for consolidation purposes were made with respect to any important transactions taking place between the said date and the interim fiscal closing date.

4. Matters related to accounting standard

(1) Standard and method of valuation of important assets

1) Marketable securities (including investment securities)

Held-to-maturity bonds

Amortized cost method (straight-line method)

Other marketable securities

Marketable securities with fair market value

Stated at market based on fair market value, etc. as of interim fiscal closing date (Any valuation gain or loss to be reported in a designated component of shareholders' equity; cost of sale to be computed by the moving-average method)

Marketable securities without fair market value

To be stated at cost based on the moving-average method

2) Inventories

Products and merchandise

Stated at cost based on the periodic average method (at whichever is lower: cost or market value based on the periodic average method applicable to some of the consolidated subsidiaries)

Raw materials

Stated at cost based on the moving-average method (at cost based on the periodic average method applicable to some of the consolidated subsidiaries)

Work in process

Stated at cost based on the periodic average method

Supplies

Stated at cost based on the periodic average method

3) Derivative transactions

Stated at market value based on the market price, etc. as of interim fiscal closing date

(2) Method of depreciation of important depreciable assets

1) Tangible fixed assets

Mainly by declining-balance method, but straight-line method applicable to buildings (excluding accessory equipment) acquired on or after April 1, 1998

Standard useful years are as follows:

Buildings and other structures: 2-60 years

Machinery, equipment and vehicles: 2-15 years

2) Intangible fixed assets

By straight-line method

5 years for goodwill; internally estimated useful life (5 years) for software (for internal use)

(3) Appropriation standard applicable to important provisions

1) Allowance for bad debts

In order to provide for losses from bad debts, the Company and subsidiaries in Japan appropriate estimated amounts based on actual bad debts with respect to their general claims and estimated non-recoverable amounts based on individual examinations of recoverability with respect to their specified claims including doubtful receivables. The overseas consolidated subsidiaries appropriate estimated unrecoverable amounts mainly with respect to their specified claims.

2) Provision for employees' bonus

In order to provide for payment of employees' bonus, of the amount payable for the next bonus payment, the amount corresponding to the interim fiscal period under review is appropriated.

3) Provision for employees' severance benefits

For employees' severance benefits, of the estimated amount of pension obligations and annuity assets as of the end of the interim fiscal period under review, the amount that is assumed to have accrued as of the end of the interim fiscal period under review is appropriated. The difference (¥6,458 million) that accrued at the time of the change in the accounting standard is expensed on the pro-rata fixed-installment basis over a period of five years. The past-work liability is expensed on the pro-rata fixed installment basis over a certain specific number of years (5 years) within the length of the remaining period of service of the employees at the time of accrual of the said difference. Any arithmetic difference is expensed on the pro-rata fixed installment basis over a certain specific number of years (10 years) within the length of the remaining period of service of the employees at the time of accrual of such a difference.

4) Provision for directors' severance bonus

In order to provide for payment of directors' severance bonus, the Company and some of its consolidated subsidiaries appropriate the necessary amount for payment as of the end of the interim fiscal period under review in accordance with the Rules on Directors' Severance Bonus.

(4) Criteria for translation of important foreign currency-denominated assets and liabilities into Japanese Yen

Foreign currency-denominated claims and debts are translated into Japanese Yen at the spot foreign exchange rate prevailing on the interim fiscal closing date, and any conversion differences are treated as gain or loss. The assets and liabilities of overseas subsidiaries, etc. are translated into Japanese Yen at the spot foreign exchange rate prevailing on the interim fiscal closing date; their earnings and expenses are translated into Japanese Yen at an average foreign exchange rate for the relevant period, and the translation difference is included in the accounts of minority interests and foreign exchange translation adjustments within shareholders' equity.

(5) Method of treating important lease transactions

The accounting treatment similar to the method applied to conventional leases is applied to financial leases other than those where the ownership of the leased properties is deemed to transfer to the lessees.

(6) Important method of hedge accounting

1) Method of hedge accounting

Deferred hedging is used. Designation of hedges is applied to foreign currency-denominated claims and debts carrying exchange contracts.

2) Method and subject of hedging

Method of hedging — Exchange contracts and currency options

Subject of hedging — Scheduled foreign currency-denominated transactions

3) Hedging policy

Foreign exchange fluctuation risks are hedged in accordance with "Risk Management Policy on Derivative Transactions," an in-house hedging regulation of the Company.

With respect to the foreign exchange fluctuation risks associated with foreign currency-denominated debts arising from import transactions, which constitute main risks for the Company, the Policy requires that about 70% of the outstanding debt be hedged in principle.

4) Method of assessing effectiveness of hedging

Judgment as to the effectiveness of hedging is omitted as it is assumed that the principal amount of the hedge method and the important terms concerning hedge subjects are identical and foreign exchange or cash flow fluctuations will be fully offset at the time of commencement of hedging and continuously thereafter.

(7) Other important matters for preparation of interim consolidated financial statements

Accounting treatment of Consumption Tax, etc. For accounting purposes, amounts on the interim consolidated financial statements are reported net of Consumption Tax and Local Consumption Tax.

5 Scope of funds in the interim consolidated statement of cash flows

The funds consist of cash on hand, demand deposits and highly liquid short-term investments that are with maturities of three months or less, readily convertible into cash, and carry extremely low price-fluctuation risks.

Changes in Matters affecting the Preparation of Interim Consolidated Financial Statements

Accounting standard pertaining to impairment of fixed assets

As it became possible to apply "Accounting Standard pertaining to Impairment of Fixed Assets" (as per "Opinions on Establishment of Accounting Standard pertaining to Impairment of Fixed Assets" from Business Accounting Deliberation Council dated August 9, 2002) and "Guideline for Application of Accounting Standard pertaining to Impairment of Fixed Assets" (Guideline No. 6 for Application of Business Accounting Standard dated October 31, 2003) effective from consolidated financial statements covering the fiscal year ended March 31, 2004, the said Accounting Principle and Guideline are applied effective from the interim fiscal period under review. As a result, income before tax and other adjustments is reduced by ¥2,247 million. The amounts of accumulated impairment loss are deducted directly from the amounts of the relevant assets in accordance with Rules on Interim Consolidated Financial Statements.

Additional Information

Method of presentation of pro forma standard taxation portion of corporate enterprise tax in consolidated statement of income

Given the promulgation of "The Law Amending Part of Local Tax, etc." (Law No. 9 of 2003) was promulgated on March 31, 2003 and the introduction of the pro forma standard taxation system effective from the business year beginning on or after April 1, 2004, the portions of Corporate Enterprise Tax which are tied to the value-added input of the Company's business and are pegged to the size of its capital base (¥138 million) are reported as part of selling, general and administrative expenses beginning with the interim fiscal period under review in accordance with "Practical Handling of Presentation of Pro forma Standard Taxation Portion of Corporate Enterprise Tax" (Report on Practical Handling No. 12 by Business Accounting Standard Committee dated February 13, 2004).

Notes

(Interim Consolidated Balance Sheet)

(Millions of Yen)

	End of the Interim Consolidated Fiscal Period under Review	End of the Previous Interim Consolidated Fiscal Period	End of the Previous Consolidated Fiscal Year
1. Accumulated depreciation on tangible fixed assets	98,577	93,561	94,721

(Interim Consolidated Statement of Income)

(Millions of Yen)

	End of the Interim Consolidated Fiscal Period under Review	End of the Previous Interim Consolidated Fiscal Period	End of the Previous Consolidated Fiscal Year
1. Breakdown of main items in selling, general and administrative expenses			
Sales-related transportation expense	6,568	6,671	13,560
Sales promotion expense	11,437	10,087	21,410
Advertising expense	4,695	4,161	9,450
Employees' salaries and bonus	3,449	3,354	8,363
Amount newly positioned as provision for employees' bonus	1,861	1,762	1,709
Amount newly positioned as provision for severance benefits	503	615	926
Amount newly positioned as provision for directors' severance bonus	29	50	58
Depreciation expense	954	1,082	2,209

(Millions of Yen)

	Interim Consolidated Fiscal Period under Review	Previous Interim Consolidated Fiscal Period	Previous Consolidated Fiscal Year
2. Breakdown of main items in extraordinary profit			
Profit on sale of fixed assets	3	4	249
Profit by welfare pension fund return to the government	3,886	-	-
Indemnity allowance	-	88	88
Legal settlement package	-	281	281

(Millions of Yen)

	Interim Consolidated Fiscal Period under Review	Previous Interim Consolidated Fiscal Period	Previous Consolidated Fiscal Year
3. Breakdown of main items in extraordinary loss			
Loss on disposal of fixed assets	789	341	909
Impairment loss on fixed assets	2,247	-	-
Amount newly positioned as provision for employees' severance benefits	546	612	1,224

(Interim Consolidated Statement of Cash Flows) (Millions of Yen)

Relationship between the amount of cash and cash equivalents outstanding as of the end of the interim period and the amount of items listed on the consolidated balance sheet:

	Interim Consolidated Fiscal Period under Review	Previous Interim Consolidated Fiscal Period	Previous Consolidated Fiscal Year
Cash and deposits	32,382	22,238	34,434
Marketable securities	16,705	17,119	13,922
Total	49,088	39,358	48,356
Term deposits with terms exceeding three months	0	0	0
Beneficiary certificates of securities investment trust	3,205	3,128	3,922
Cash and cash equivalents	45,882	36,229	44,434

(Lease Transactions)

No entry here due to detailed disclosure on EDINET

5. Segment Information

(1) Segment Information by Business Type

For Interim Consolidated Fiscal Period under Review (April 1 - September 30, 2004) (Millions of Yen)

	Personal care	Pet care	Others	Total	Elimination or Company-wide	Consolidation
I. Sales and Operating Profit/Loss Sales (1)Sales to external customers	103,517	12,609	5,423	121,550	-	121,550
(2)Internal sales or transfers across segments	21	-	16	38	(38)	-
Total	103,539	12,609	5,439	121,588	(38)	121,550
Operating expenses	90,776	11,404	4,823	107,005	(59)	106,945
Operating income	12,762	1,205	616	14,583	21	14,605
II. Assets, Depreciation Expense and Capital Expenditure Assets	123,002	13,625	28,626	165,254	41,563	206,818
Depreciation Expense	5,598	134	186	5,919	-	5,919
Capital Expenditure	6,961	92	228	7,282	-	7,282

For Previous Interim Consolidated Fiscal Period (April 1 - September 30, 2003) (Millions of Yen)

	Personal care	Pet care	Others	Total	Elimination or Company-wide	Consolidation
I. Sales and Operating Profit/Loss Sales (1)Sales to external customers	99,950	10,781	5,494	116,226	-	116,226
(2)Internal sales or transfers across segments	15	-	22	38	(38)	-
Total	99,966	10,781	5,517	116,265	(38)	116,226
Operating expenses	86,381	9,816	4,926	101,124	(48)	101,076
Operating income	13,584	965	590	15,140	9	15,150
II. Assets, Depreciation Expense and Capital Expenditure Assets	122,349	10,941	29,704	162,995	31,237	194,233
Depreciation Expense	5,148	117	222	5,487	-	5,487
Capital Expenditure	8,773	108	116	8,998	-	8,998

For Previous Consolidated Fiscal Year (April 1, 2003 – March 31, 2004) (Millions of Yen)

	Personal care	Pet care	Others	Total	Elimination or Company-wide	Consolidation
1. Sales and Operating Profit/Loss						
Sales						
(1)Sales to external customers	205,290	23,553	11,266	240,109	-	240,109
(2)Internal sales or transfers across segments	42	-	46	89	(89)	-
Total	205,332	23,553	11,312	240,198	(89)	240,109
Operating expenses	178,111	21,384	9,989	209,486	(102)	209,383
Operating income	27,221	2,168	1,323	30,712	13	30,726
II. Assets, Depreciation Expense and Capital Expenditure						
Assets	121,783	13,203	33,375	168,362	40,639	209,002
Depreciation Expense	10,917	242	457	11,616	-	11,616
Capital Expenditure	18,766	302	418	19,487	-	19,487

(Notes) 1. Method of segmenting businesses

Businesses are segmented based on sales volume classification of the Company, taking similarities in product, sales market, etc. into account.

2. Main products by business segment

(1) Personal care: Baby and child care products, feminine care products, health care products

(2) Pet care: Pet foods, pet toiletries

(3) Others: Food-wrapping materials, industrial materials, infant-education business, financing operations, etc.

3. The amount of joint assets of the entire company which are included in the elimination or the joint corporate asset category for the consolidated fiscal year under review is ¥69,128 million, and the main assets are cash and deposits, marketable securities and investment securities of the parent company.

Previous interim consolidated fiscal period ¥56,940 million

Previous consolidated fiscal year ¥68,613 million

(2) Segment Information by Region

For Previous Consolidated Fiscal Period under Review (April 1 - September 30, 2004)

(Millions of Yen)

	Japan	Asia	Other	Total	Elimination or Company-wide	Consolidation
1. Sales and Operating Profit/Loss						
Sales						
(1)Sales to external customers	95,278	16,702	9,570	121,550	-	121,550
(2)Internal sales or transfers across segments	3,765	934	-	4,699	(4,699)	-
Total	99,044	17,636	9,570	126,250	(4,699)	121,550
Operating expenses	86,450	15,897	9,326	111,675	(4,729)	106,945
Operating income	12,593	1,739	243	14,575	29	14,605
II. Assets	116,930	26,150	11,378	154,458	52,359	206,818

For Previous Interim Consolidated Fiscal Period (April 1 - September 30, 2003)

(Millions of Yen)

	Japan	Asia	Other	Total	Elimination or Company-wide	Consolidation
1. Sales and Operating Profit/Loss						
Sales						
(1)Sales to external customers	91,502	16,355	8,368	116,226	-	116,226
(2)Internal sales or transfers across segments	2,055	817	-	2,872	(2,872)	-
Total	93,557	17,173	8,368	119,099	(2,872)	116,226
Operating expenses	80,390	15,514	8,072	103,977	(2,901)	101,076
Operating income	13,167	1,658	295	15,122	28	15,150
II. Assets	118,708	26,286	10,962	155,957	38,276	194,233

For Previous Consolidated Fiscal Year (April 1, 2003 – March 31, 2004)

(Millions of Yen)

	Japan	Asia	Other	Total	Elimination or Company-wide	Consolidation
1. Sales and Operating Profit/Loss						
Sales						
(1)Sales to external customers	190,718	32,700	16,690	240,109	-	240,109
(2)Internal sales or transfers across segments	5,511	1,752	-	7,263	(7,263)	-
Total	196,229	34,452	16,690	247,372	(7,263)	240,109
Operating expenses	169,198	31,378	16,103	216,680	(7,296)	209,383
Operating income	27,031	3,073	587	30,692	33	30,726
II. Assets	121,285	25,270	11,637	158,192	50,809	209,002

(Notes)
1. Classification of country or region is based on geographical proximity.
2. Main countries or areas classified into regions other than Japan:
   (1) Asia — Taiwan, China, Korea, Thailand, etc.
   (2) Others — The Netherlands, etc.
3. The key joint assets of the entire company which are included in the elimination or the joint corporate asset category are cash and deposits, marketable securities and investment securities of the parent company, and their amounts are as follows:
   - Interim consolidated fiscal period under review ¥69,128 million
   - Previous interim consolidated fiscal period ¥56,940 million
   - Previous consolidated fiscal year ¥68,613 million

(3) Overseas Sales

Interim Consolidated Fiscal Period under Review (April 1 - September 30, 2004)

(Millions of Yen)

	Asia	Other	Total
I. Overseas sales	16,616	13,163	29,779
II. Consolidated sales	-	-	121,550
III. Overseas sales as a percentage of consolidated sales (%)	13.7	10.8	24.5

Previous Interim Consolidated Fiscal Period (April 1 - September 30, 2003)

(Millions of Yen)

	Asia	Other	Total
I. Overseas sales	15,667	10,788	26,455
II. Consolidated sales	-	-	116,226
III. Overseas sales as a percentage of consolidated sales (%)	13.5	9.3	22.8

Previous Consolidated Fiscal Year (April 1, 2003 - March 31, 2004)

(Millions of Yen)

	Asia	Other	Total
I. Overseas sales	31,807	23,261	55,069
II. Consolidated sales	-	-	240,109
III. Overseas sales as a percentage of consolidated sales (%)	13.2	9.7	22.9

(Notes)
1. Classification of country or region is based on geographical proximity.
2. Major countries/regions belonging to each category.
   (1) Asia — Taiwan, China, Korea, Thailand, etc.
   (2) Others — The Netherlands, USA etc.

6. Marketable Securities

As of End of Interim Consolidated Fiscal Period under Review (September 30, 2004)

1. Held-to-maturity bonds with market value

(Millions of Yen)

	Amount reported on interim consolidated balance sheet	Market value	Difference
Government bonds, local public bonds, etc.	10	10	0
Total	10	10	0

2. Other marketable securities with market value

(Millions of Yen)

	Acquisition cost	Amount reported on interim consolidated balance sheet	Difference
1) Stocks	2,478	8,971	6,493
2) Bonds	13,988	13,199	(789)
3) Other	995	995	0
Total	17,461	23,165	5,704

3. Major marketable securities not valued at market and its amount reported on interim consolidated balance sheet

(Millions of Yen)

	Amount reported on interim consolidated balance sheet
Held-to-maturity bonds	
Specified corporate bonds	903
Corporate bonds	1,707
Foreign bonds	1,000
Other	579
Other marketable securities	
Investment trusts	13,500
Preferred stocks	3,000
Unlisted stocks	281

As of End of Previous Interim Consolidated Fiscal Period (September 30, 2003)

1. Held-to-maturity bonds with market value

(Millions of Yen)

	Amount reported on interim consolidated balance sheet	Market value	Difference
Government bonds, local public bonds, etc.	25	25	(0)
Total	25	25	(0)

2. Other marketable securities with market value

(Millions of Yen)

	Acquisition cost	Amount reported on interim consolidated balance sheet	Difference
1) Stocks	2,404	7,183	4,779
2) Bonds	10,906	10,134	(772)
3) Other	1,355	1,353	(1)
Total	14,666	18,671	4,005

3. Major marketable securities not valued at market and its amount reported on interim consolidated balance sheet

(Millions of Yen)

	Amount reported on interim consolidated balance sheet
Held-to-maturity bonds	
Specified corporate bonds	1,600
Corporate bonds	800
Foreign bonds	1,000
Other	994
Other marketable securities	
Investment trusts	13,990
Preferred stocks	3,000

Unlisted stocks	268

As of End of Previous Consolidated Fiscal Year (March 31, 2004)

1. Held-to-maturity bonds with market value

(Millions of Yen)

	Amount reported on interim consolidated balance sheet	Market value	Difference
Government bonds, local public bonds, etc.	10	10	0
Total	10	10	0

2. Other marketable securities with market value

(Millions of Yen)

	Acquisition cost	Amount reported on interim consolidated balance sheet	Difference
1) Stocks	2,470	10,211	7,740
2) Bonds	12,000	11,216	(784)
3) Other	1,099	1,099	-
Total	15,570	22,527	6,956

3. Major marketable securities not valued at market and its amount reported on interim consolidated balance sheet

(Millions of Yen)

	Amount reported on interim consolidated balance sheet
Held-to-maturity bonds	
Specified corporate bonds	1,505
Corporate bonds	1,711
Foreign bonds	1,000
Other	844
Other marketable securities	
Investment trusts	10,000
Preferred stocks	3,000
Unlisted stocks	281

7. Derivative Transactions

No entry here due to detailed disclosure on EDINET

8. Production, Orders (received) and Sales

(1) Production Results

(Millions of Yen)

Business Segment	Interim Consolidated Fiscal Period under Review (April 1 - September 30, 2004)	Previous Interim Consolidated Fiscal Period (April 1 - September 30, 2003)	Previous Consolidated Fiscal Year (April 1, 2003 - March 31, 2004)
	Amount	Amount	Amount
Personal Care	101,702	104,594	206,279
Pet Care	12,946	10,435	23,681
Others	5,191	5,508	11,354
Total	119,840	120,538	241,315

(Notes) 1. The foregoing amounts are expressed in sales price equivalents.
2. The foregoing amounts do not include Consumption Tax, etc.

(2) Orders (received)

The Company does not produce its products on a job-order basis.

(3) Sales Results

(Millions of Yen)

Business Segment		Interim Consolidated Fiscal Period under Review (April 1 - September 30, 2004)	Previous Interim Consolidated Fiscal Period (April 1 - September 30, 2003)	Previous Consolidated Fiscal Year (April 1, 2003 - March 31, 2004)
		Amount	Amount	Amount
Personal Care				
	Baby and child care products	49,071	50,535	101,066
	Feminine care products	29,059	28,290	56,361
	Others	25,387	21,124	47,861
Sub Total		103,517	99,950	205,290
Pet Care		12,609	10,781	23,553
Others		5,423	5,494	11,266
Total		121,550	116,226	240,109

(Note) The foregoing amounts do not include Consumption Tax, etc.

File No. 82-4985

INTERIM REPORT

45th Interim Period (April 1 - September 30, 2004)

UNICHARM CORPORATION

45th Period: Interim report for April 1 - September 30, 2004)

INTERIM REPORT

1. This is a hard-copy report that reproduces the Interim Report submitted on December 17, 2004 via the Electronic Disclosure for Investors' Network (EDINET) complying with Article 27-30-2 of the Securities and Exchange Law. A table of contents and some additional pages have been added.
2. The Interim Reports of Independent Auditors attached to the Interim Report which were submitted by means of the abovementioned method are on file at the end of this document.

UNICHARM CORPORATION

TABLE OF CONTENTS

[FRONT PAGE]

[Document Submitted]	Interim Report
[Submitted to]	Director General, Kanto Region Finance Bureau
[Date Submitted]	December 17, 2004
[Interim Fiscal Period]	45th Interim Period (April 1 through September 30, 2004)
[Corporate Name]	Unicharm Kabushiki Kaisha
[Corporate Name in English]	Unicharm Corporation
[Name and Title of Head Corporate Representative]	Takahisa Takahara, President and Chief Executive Officer
[Location of Head Office]	182 Shimobun, Kinsei-cho, Shikoku-Chuo City, Ehime-ken (This is the registered domicile of the Company. Actual head office operations are being conducted at the following location: Keikyu No. 2 Building 3-25-23 Takanawa, Minato-ku, Tokyo)
[Telephone Number]	+81-3-3447-5111 (main switchboard)
[Name of Contact Person]	Shigeki Maruyama, Director & Senior Executive Officer
[Nearest Location of Contact]	Keikyu No. 2 Building 3-25-23 Takanawa, Minato-ku, Tokyo
[Telephone Number]	+81-3-3447- 5111 (main switchboard)
[Name of Contact Person]	Shigeki Maruyama, Director and Senior Executive Officer
[Locations at which Document is Made Available for Public Inspection]	Unicharm Corporation Head Office (Tokyo Branch) (Keikyu No. 2 Building 3-25-23 Takanawa, Minato-ku, Tokyo) Unicharm Corporation Osaka Branch (Central Shin-Osaka Building 4-5-36 Miyahara, Yodogawa-ku, Osaka) Tokyo Stock Exchange (2-1 Nihonbashi Kabuto-cho, Chuo-ku, Tokyo)

Part 1 [Corporate Information]

Section 1 [General Status of the Company]

1. [Trends in Key Business Indicators, etc.]

(1) Trends in Key Business Indicators, etc. pertaining to the Latest Three Interim Fiscal Periods and the Latest Two Fiscal Years (subject to consolidated accounting)

Period	43rd Interim Period	44th Interim Period	45th Interim Period	43rd Fiscal Year	44th Fiscal Year
Fiscal Period	April 1 - September 30, 2002	April 1 - September 30, 2003	April 1 - September 30, 2004	April 1, 2002 - March 31, 2003	April 1, 2003 - March 31, 2004
Net Sales (Millions of Yen)	108,865	116,226	121,550	223,168	240,109
Ordinary Income (Millions of Yen)	12,845	15,713	15,023	25,895	31,120
Interim Net Income (Millions of Yen)	6,569	8,168	8,544	12,879	16,239
Shareholders' Equity (Millions of Yen)	114,191	116,254	130,297	113,136	123,708
Total Assets (Millions of Yen)	188,012	194,233	206,818	187,987	209,002
Shareholders' Equity per Share (Yen)	1,655.44	1,748.83	1,960.14	1,647.47	1,858.63
Interim Net Income per Share (Yen)	95.24	121.17	128.54	185.29	240.26
Interim Net Income per Share after Adjustment of Stock Equivalents (Yen)	-	-	-	-	-
Equity Ratio (%)	60.7	59.9	63.0	60.2	59.2
Cash Flows from Operating Activities (Millions of Yen)	12,288	16,743	8,978	27,185	36,915
Cash Flows from Investing Activities (Millions of Yen)	(17,339)	(14,682)	(7,990)	(26,410)	(25,836)
Cash Flows from Financing Activities (Millions of Yen)	(974)	(7,410)	(466)	(9,805)	(7,933)
Balance of Cash and Cash Equivalents as of the End of Interim Period (Millions of Yen)	44,685	36,229	45,882	41,568	44,434
Number of Employees [and Average Number of Temporary Employees]	4,715 [1,327]	4,933 [1,546]	5,201 [1,911]	4,753 [1,382]	5,057 [1,706]

(Notes)

1. Consumption Taxes, etc. are not included in net sales figures.
2. Interim net income after adjustment of stock equivalents for 43rd Interim Period, 43rd Fiscal Term and 44th Interim Period is not shown as no stock equivalents existed. For the 44th Fiscal Year and 45th Interim Period there were no stock equivalents having a dilutive effect.
3. Numbers include only the employees in active service at the time.

(2) Trends in Key Business Indicators, etc. pertaining to the Three Most Recent Interim Fiscal Periods and the Latest Two Fiscal Years (subject to non-consolidated accounting)

Period	43rd Interim Period	44th Interim Period	45th Interim Period	43rd Fiscal Year	44th Fiscal Year
Fiscal Period	April 1 - September 30, 2002	April 1 - September 30, 2003	April 1 - September 30, 2004	April 1, 2002 - March 31, 2003	April 1, 2003 - March 31, 2004
Net Sales (Millions of Yen)	76,128	79,532	83,346	155,829	165,508
Ordinary Income (Millions of Yen)	7,457	9,115	8,457	14,995	18,645
Interim Net Income (Millions of Yen)	4,537	5,878	4,962	9,130	11,658
Capital (Millions of Yen)	15,992	15,992	15,992	15,992	15,992
Aggregate Number of Shares Issued and Outstanding (Shares)	68,981,591	68,981,591	68,981,591	68,981,591	68,981,591
Shareholders' Equity (Millions of Yen)	97,708	95,041	104,795	94,525	101,617
Total Assets (Millions of Yen)	125,295	128,296	136,702	123,112	141,135
Shareholders' Equity per Share (Yen)	1,416.48	1,429.71	1,576.50	1,399.21	1,526.95
Interim Net Income per Share (Yen)	65.77	87.21	74.66	131.28	172.46
Interim Net Income per Share after Adjustment of Stock Equivalents (Yen)	-	-	-	-	-
Interim Dividend per Share (Yen)	12	14	15	24	28
Equity Ratio (%)	78.0	74.1	76.7	76.8	72.0
Number of Employees (and Average Number of Temporary Employees)	942 [227]	993 [242]	1,020 [229]	952 [222]	987 [237]

(Notes)

1. Consumption Taxes, etc. are not included in net sales figures.
2. Interim net income after adjustment of stock equivalents for 43rd Interim Period, 43rd Fiscal Term and 44th Interim Period is not shown as no stock equivalents existed. For the 44th Fiscal Year and 45th Interim Period there were no stock equivalents having a dilutive effect.
3. Numbers include only the employees in active service at the time.

2. [Business Contents]

During the interim fiscal period under review, there was no material change in the contents of the business operated by our Company or its key affiliates.

3. [Affiliates]

There was no change in the number of key affiliates during the interim fiscal period under review.

4. [Personnel]

(1) Number of Employees (Consolidated)

As of September 30, 2004

Name of Business Segment	Number of Employees
Personal Care	4,685 (1,635)
Pet Care	193 (165)
Others	171 (100)
Company-wide	150 (11)
Total	5,201 (1,911)

(Notes)

1. Numbers include only the employees in active service at the time.
2. Figures in brackets denote the average number of temporary employees during the interim fiscal period under review.

(2) Number of Employees (non-consolidated)

The number of employees as of September 30, 2004 was 1,020. The average number of temporary employees during the interim fiscal period was 229.

(3) Labor Union

There was no material change concerning union activities. Management-labor relations during the interim fiscal period remained constructive, with no matters to record.

Section 2 [State of Business]

1. [Summary of Business Results, etc.]

(1) Business Results

Summary of Overall Business Results (consolidated)

	Previous Interim Fiscal Period (Millions of Yen)	Interim Fiscal Period under Review (Millions of Yen)	Amount of Increase/Decrease (Millions of Yen)	Percentage of Increase/Decrease (%)
Net Sales	116,226	121,550	5,324	4.6
Operating Income	15,150	14,605	(545)	(3.6)
Ordinary Income	15,713	15,023	(690)	(4.4)
Interim Net Income	8,168	8,544	376	4.6
Interim Net Income per Share	¥121.17	¥128.54	¥7.37	6.1

Business Results by Region (Millions of Yen)

	Net Sales (Note)			Operating Income		
	Previous Interim Fiscal Period	Interim Fiscal Period under Review	Amount of Increase/ Decrease	Previous Interim Fiscal Period	Interim Fiscal Period under Review	Amount of Increase/ Decrease
Japan	91,502	95,278	3,775	13,167	12,593	(574)
Asia	16,355	16,702	346	1,658	1,739	80
Other	8,368	9,570	1,201	295	243	(52)

(Note) Net Sales represent those to external customers.

During the interim fiscal period under review, consumer spending in Japan remained sluggish with the exception of a select few products, in spite of the fact that Japanese exports and industrial production continued to expand and corporate earnings improved. By contrast, the economies in the other Asian countries where the Company is focusing on business development generally grew in a stable fashion.

Under these conditions, consolidated sales for the interim fiscal period under review increased to a record high of ¥121.5 billion, up 4.6% versus the previous corresponding interim period. In Japan, sales from our baby and child care division dropped as market competition stiffened and consumers' propensity to spend apparently weakened as new government regulations forced retailers to display gross prices including the Japanese Consumption Tax. However, sales from our core businesses of feminine care (women's hygiene), health care (e.g. adult incontinence products), clean & fresh (cleaning and deodorizing products for the home) and pet care (e.g. pet food) lines grew soundly to ¥95.2 billion, up ¥3.7 billion YOY. Meanwhile, our overseas business, which is focused primarily in Asia, experienced favorable sales of feminine and baby care goods. Elsewhere, sales of adult-use incontinence care products rose, particularly in Europe.

As a result, sales by our foreign subsidiaries and affiliates increased by ¥1.5 billion to ¥26.2 billion, and now represent as much as 22% of total consolidated sales.

Although improved containment of general and administrative expenses coupled with increased sales from overseas businesses helped profits, our proactive investments in marketing initiatives including advertisements aimed at developing our domestic businesses' brands and sales promotions aimed at enhancing our competitive edge pushed operating income to ¥14.6 billion (-3.6% YOY) and ordinary income to ¥15.0 billion (-4.4% YOY). However, interim net income reached a record-setting ¥8.5 billion (+4.6% YOY), With interim net income per share rising ¥7.37 to ¥128.54.

Summary of Business Results by Category

1) Personal Care Business

	Previous Interim Fiscal Period (Millions of Yen)	Interim Fiscal Period under Review (Millions of Yen)	Amount of Increase/Decrease (Millions of Yen)	Percentage of Increase/Decrease (%)
Net Sales (Note)	99,950	103,517	3,567	3.6
Operating Income	13,584	12,762	(822)	(6.1)

(Note) Net Sales represent those to external customers.

Consolidated sales from our personal care business for the interim fiscal period under review amounted to ¥103.5 billion, up 3.6% from the previous corresponding interim period. Operating income decreased to ¥12.7 billion, down 6.1% or ¥800 million from the previous corresponding interim fiscal period.

- Baby and Child Care Business

Competition intensified further in Japan as market demand declined with a falling birthrate and consumer spending remained sluggish as it became mandatory for retailers to display gross prices including the Japanese Consumption Tax. Despite this adverse environment, as a market leader, the Company took steps to revitalize its market and increase earnings by offering more value-added new products focusing especially on penetrating the pants-type paper diaper market, and by promoting the expansion of existing products mainly through aggressive marketing campaigns including TV commercials and PR activities.

In recent years, consumer preferences in baby wear and underwear have become increasingly oriented towards enhanced colorfulness, and the needs for greater tastefulness in design have risen even in the paper diaper segment. Bearing this in mind, Unicharm started marketing its new ***Moony Man*** diapers with full-color design across Japan in February (2005) which were well-received by customers nationwide. Furthermore, in July, the Company launched a limited summer promotion of ***Moony Man*** diapers featuring "Toy Story" artwork which was highly

popular among boys and Disney princesses (e.g. Sleeping Beauty) which was popular among girls. With parental ideas about the timing of toilet training changing in recent years, more infants of advanced months of age are using paper diapers. In September, responding to these latest consumer needs, Unicharm released ***Moony Man Big Yori Ohkii Size***, a new-size diaper that can be worn comfortably by a child weighing 18 kilograms or more. Any large child weighing between 13 and 25 kilograms with a height of between 90 and 130 centimeters would be fully at ease wearing this particular model. The Company will continue to develop products that match the growth of children, help reduce the burden of child-raising or that support a comfortable stress-free nursing life. Moreover, in April, Unicharm launched ***Moony Man Mizuasobi Pants*** nationwide, a pants-type diaper that will not expand if soaked in water and allows an infant at the grip-and-stand or toilet-training developmental stage to play in water. The Company successfully offered this new item of value to the market by developing and equipping it with three features required for playing in water that were missing in conventional swimwear or paper diapers: (1) it does not swell up when soaked in water; (2) it can even handle an unintended discharge that slips through; and (3) it comes with different full-color designs for boys and girls.

The Company enhanced its business presence in East Asia (Taiwan, P.R. China, Thailand, Malaysia, Singapore, Indonesia and the Philippines) by continuing its proactive sales/marketing activities and seeking to expand and penetrate the market for its ***Mamy Poko*** brand. In particular, its business in Thailand and Indonesia has continued to expand steadily in terms of market share even after attaining the top market share in each country, thereby serving as a growth driver of its overseas business. The Company's growth pattern is also mirrored in other ASEAN countries (Malaysia, Singapore and the Philippines). Armed with full-scale improvements in product strength and packaging, the Company is steadily making inroads into the Chinese market as well.

In total, consolidated sales in the baby and child care business for the interim fiscal period under review declined to ¥49.0 billion, down ¥1.4 billion from the previous corresponding interim fiscal period. Domestic sales accounted for ¥36.6 billion.

- Feminine Care Business

The overall domestic market for the feminine care segment remained flat as the target population is declining due to the aging population combined with a falling birthrate. Nevertheless, as the sole manufacturer with full-line offering of women's hygienic care products in Japan, Unicharm continued to focus on developing and improving products in keeping with its business philosophy of creating comfort and freedom for women through science.

In October 2003, the Company launched ***Sofy Wide-Guard***, Japan's first extra-wide sanitary napkin for overnight protection. By winning customer satisfaction with night-use sanitary napkins that targeted the largest source of trouble during menstrual periods, Unicharm successfully won a major share of the market and enabled the night-use sanitary napkin market to

grow sharply.

Then in April 2004, the Company launched ***Sofy Wide-Guard 350***, a 35-centimeter-long version of the standard ***Sofy Wide-Guard***, striving to stimulate the market further. Also in September, the Company released *Sofy Wide-Guard 250* designed to prevent the daytime leakage that roughly one out of two women experiences. Surveys showed that this particular product helps reduce such side leakage by as much as 80% compared to a standard daytime-use sanitary napkin, and about 70% of the respondents expressed their desire to purchase it.

As a result, the ***Sofy Wide-Guard*** series emerged as the brand that would eliminate the physical as well as emotional strain and constraints women feel, both night and day for more relief and comfort. At the same time, Unicharm launched ***Sofy Slim-Up Fit***, the first sanitary shorts with buttocks-lifting and leg-line enhancement features, thereby expanding its product lineup and helping to revitalize the sanitary shorts market by offering the type of products that would allow women to lead their lives normally and in style.

On the other hand, at 41%, the current usage of panty liners in Japan still remains low and has the potential to rise further. With a view to stimulating further popularization of this product category, the Company launched ***Sofy Panty Liner Zero-Taikan***, an ultra-thin, comfortable panty liner that the user hardly feels at all, which became firmly entrenched in the panty liner market and contributed to its growth.

Unicharm continued to be actively involved in a variety of informative activities related to menstruation. On its website, the Company opened "***Hajimete Karada Navi for girls***", a new site that provides advice to teenage girls in puberty as well as their parents on such subjects of interest as the physical changes at puberty, methods of informing children about menstruation (including the first menstrual period that may often also fluster parents) and parental communication with their children during puberty. Unicharm also continued its endeavors to disseminate correct information on feminine care products through educational activities such as making leaflets available at retail stores regarding the correct use of tampons. Through these activities, the Company has not only secured the top share in the domestic feminine care products market but also has established itself as the No. 1 brand that is most highly recognized and appreciated by consumers as "reliable and friendly."

Turning to the overseas markets, the new night-use products launched in neighboring East Asian countries drove the Company's business performance upwards, and its business in ASEAN countries continued to expand. Unicharm firmly maintained its No. 1 position in terms of market share in both Taiwan and Thailand, and successfully acquired the top market share throughout China. As a result, sales in the feminine care business rose by ¥700 million to ¥29.0 billion, of which domestic operations accounted for ¥19.8 billion.

- Health Care Business

Despite the intense competition in this growth market, our health care business in Japan outgrew the market during the interim fiscal period under review. While the rapidly aging population contributed to solid market growth in Japan, Unicharm, guided by its business philosophy, "Pursue the Joy of Life," focused on the development and improvement of its ***Lifree*** brand embracing the slogan: "Alive in Mind and Body"

In the severe incontinence care products market, based on the guiding concept that a sitting position is the first step towards rehabilitation, ***Lifree Sitting-Comfort Pads*** for use at health care facilities and ***Lifree Sitting-Comfort Urine Absorbing Pads*** released through retail outlets made their mark on the market as this new breed of urine-absorbing products helped to free the bedridden, and improved the quality of life (QOL) for caregivers and care-receivers alike.

In the light incontinence care market where double-digit growth continues, the Company applied the concept of ***"Everyday Freshness – Always Pleasant and Comfortable"*** to its ***Charm-Nap Sawayaka Liner*** and ***Charm-Nap Sawayaka Extra-Absorbency*** series, and adopted on all of its product packages the "Continence Care Mark," the dissemination of which is being promoted by the Japan Continence Association, a civil organization led by Ms. Kaoru Nishimura that advocates a society where the afflicted can find relief in a comfortable, convenient manner. At the same time, the Company will endeavor to expand public awareness and knowledge on incontinence care by collaborating with the Association in developing and distributing its "Continence Care Book."

Furthermore, the Company has made it easier for users to purchase ***Charm-Nap Sawayaka Liner*** by changing the quantity of small and medium volume incontinence absorbing liners contained in a large-sized pack as well as its price. As the leading manufacturer of exclusive products for incontinence care, Unicharm will continue to promote further public enlightenment of incontinence care, serve to disseminate proper care techniques with its exclusive products, and help the users lead a comfortable and natural daily life.

In addition to efforts to improve these products, the Company has been focusing on development of excretion care systems at its Discharge Care Research Laboratory in collaboration with external experts. It has also engaged in educational and sales activities to promote continence rehabilitation care that is optimally suited for caregivers and care receivers alike, by having qualified experts (i.e. care workers, nurses and sales representatives) establish close ties with staff members of local hospitals and care facilities. In addition, with its retail outlets, the Company has focused on offering its extensive and intensive product assortment and floor planning expertise in such a way that caregivers can be sure to select and use the optimal combination of products for the particular environment or circumstances of their patients or loved ones and improve their QOL.

Meanwhile, Unicharm is trying to enhance the value of ***Lifree*** brand by offering care support

services that extend as far as moral support for caregivers through the ***Lifree Iki-Iki Hotline*** service where consumers can consult expert advisors about their troubles and questions related to continence care. Moreover, care-related information is available on the official website (http://www.unicharm.co.jp/), and various integrated services ranging from consultation to product purchase are provided through the ***Iki-Iki Life*** business.

On the overseas front, following the product's release in Taiwan, Unicharm launched ***Lifree*** in Thailand in May of last year, thereby accelerating penetration of the ***Lifree*** brand in both countries. Sales of adult-use pants-type paper diapers are also expanding mainly in Europe.

- Clean & Fresh Business

In the clean & fresh segment, where Unicharm strives to provide household cleanliness, relief and freshness to its customers via products developed with its core technologies in nonwoven fabric and absorbent materials, the Company sought to expand sales by enhancing its lineup of general-use moist towelettes, ***Silcot Wet Tissues***, by adding ***Silcot Wet Tissues Petit-pact***, the first-in-the-industry wet towelettes with a portable container, as well as ***Silcot Wet Safe Disinfectant Tissues Petit-pact***. It also focused on winning a greater number of customers by lowering the package prices of the ***Silcot Wet Tissues*** line to an even more reasonable level.

In its ***Wave Handy Wiper*** segment, Unicharm successfully achieved sales that substantially exceeded those of the previous interim fiscal period by implementing improvements on the refillable product holder/container and the replacement sheets. Sales of ***Swiffer Dusters***, incorporating the ***Wave*** sheet technology licensed from Unicharm and marketed in North America by The Procter & Gamble Company, are also expanding favorably.

2) Pet Care Business

	Previous Interim Fiscal Period (Millions of Yen)	Interim Fiscal Period under Review (Millions of Yen)	Amount of Increase/Decrease (Millions of Yen)	Percentage of Increase/Decrease (%)
Net Sales (Note)	10,781	12,609	1,828	17.0
Operating Income	965	1205	239	24.8

(Note) Net Sales represent those to external customers.

Sales in the pet care segment during the interim fiscal period under review increased 17.0% YOY to reach ¥12.6 billion, and operating income rose ¥200 million to ¥1.2 billion.

The Company's consolidated subsidiary, Unicharm PetCare Corporation, participates in this promising market which offers a solid growth potential over the medium to long-term in light of the fact that pet-keeping households are growing in number due to the declining birthrate and the aging of the population.

Given this market environment, and based on its business philosophy of "Comfortable Pet Life through Health and Cleanliness," Unicharm has developed its pet care business by concentrating

its focus on pet foods and pet toiletries, with the hope of helping petowners see their pets lead long and healthy livesin a clean environment.

In the pet foods category, the Company has maintained efforts to enhance profit potential and promote marketing mainly of differentiated products including ***Aiken Genki for Dogs over 11 Years of Age*** and ***Neko Genki Ginno-Spoon***, a particularly tasty food for felines. In the pet toiletries category, Unicharm has sought to market more effectively an improved lineup of products that respond to the constantly growing needs related to indoor pet-keeping, including ***One Week Disinfectant Deo-Toilet***, a kitty litter that remains odorless for one week, and ***Fleas and Mites Care Spot***, larvicide/acaricide for pets.

3) Other Businesses

	Previous Interim Fiscal Period (Millions of Yen)	Interim Fiscal Period under Review (Millions of Yen)	Amount of Increase/Decrease (Millions of Yen)	Percentage of Increase/Decrease (%)
Net Sales (Note)	5,494	5,423	(70)	(1.3)
Operating Income	590	616	25	4.4

(Note) Net Sales represent those to external customers.

Sales in other business segments for the interim fiscal period under review amounted to ¥5.4 billion, down 1.3% YOY, and operating income amounted to ¥600 million.

In the food-wrapping materials business catering to supermarkets and other foods-related outlets, Unicharm enjoyed expanded sales of ***Fresh Master***, a tray mat utilizing its technologies in nonwoven fabric and absorbent materials.

Summary of Business Results by Geographic Region

1) Japan

With respect to baby and child care products, which represent a large share of sales, Unicharm has endeavored to revitalize the stagnant market and expand earnings by ceaselessly promoting product renewals and aggressive marketing activities that centered on measures to drive further market penetration of pants-type paper diapers. The Company was able to enhance its competitiveness at retail outlets and take efficient sales promotion measures as the revised transaction rules and the open price system implemented in October 2001 took hold across the entire distribution network.

The Company reinforced its Moony brand best suited for differing growth stages of babies by launching the newborn infant- and small-size versions of ***Moony Oshiri Pure*** diapers, the medium- and large-size versions of ***Moony Nobiru Fit*** diapers, and the large- and big-size versions of ***Moony Man*** diapers.

It also worked to create a new market by launching ***Moony Man Mizuasobi Pants***, a disposable pants-type diaper meant exclusively for playing in and around water that will not swell

in water. Furthermore, the Company actively sought to cultivate latent demand and invigorate the market by adopting "Toy Story" and "Disney Princess" designs on its Moony Man product line as a limited-time-only sales promotion.

In the feminine care product segment, Unicharm launched ***Sofy Wide-Guard 350***, ***Sofy Wide-Guard 250***, ***Sofy Body-Fit Sound Sleep Guard***, ***Sofy Body-Fit Extra-Sound Sleep***, as well as ***Sofy Panty Liner Zero-Taikan***, a next-generation, market-shaking liner that overcame the existing stereotype of liners.

In sanitary tampons, the Company released an upgraded version of ***Charm Soft Tampon***. It also added ***Sofy Slim-Up Fit***, the first of its kind with buttocks-lifting and leg-line enhancement features, to its sanitary shorts category.

Elsewhere, Unicharm successfully improved its product lineups and expanded sales in its health care, clean & fresh and pet care businesses.

As a result, sales to external customers in Japan amounted to ¥95.2 billion, up ¥3.7 billion YOY, while operating income declined ¥500 million to ¥12.5 billion.

2) Asia

Unicharm continued to expand its baby and child care business in East Asian countries by carrying out aggressive marketing initiatives aimed at market expansion and brand penetration. Notably, its business success in Thailand and Indonesia served as a driver for the overall growth of its overseas business. Moreover, the Company is steadily making inroads into the Chinese market on the basis of its product strength and a full-scale upgrading of packaging.

In feminine care products, new product launches contributed to sales expansion in China, enabling the Company to regain its No. 1 market share in that country. The sustained sales growth in Thailand and Indonesia also contributed to the overall expansion of the Company's overseas business.

In the health care product segment, Unicharm accelerated the market penetration of its ***Lifree*** brand in Taiwan.

Consequently, sales to external customers in Asia reached ¥16.7 billion, up ¥300 million YOY, and operating income rose ¥80 million to ¥1.63 billion.

3) Other Regions

In Europe, sales of health care products expanded favorably. In North America, sales of Swiffer Dusters marketed by The Procter & Gamble Company with the *Wave* sheet technology licensed from Unicharm expanded as well, contributing to improved royalty revenue for the Company.

As a result, sales to external customers in the other regions increased ¥1.2 billion to ¥9.5 billion, while operating income dipped to ¥200 million.

(2) State of Cash Flows

Cash and cash equivalents as of the end of the interim fiscal period under review amounted to ¥45.9 billion, representing an increase of ¥1.4 billion from the prior fiscal year end, as cash flows from operating activities increased ¥8.9 billion, those from investing activities decreased ¥7.9 billion and those from financing activities increased ¥400 million.

(Cash Flows from Operating Activities)

Net cash provided by operating activities during the interim fiscal period under review dropped ¥7.7 billion YOY to ¥8.9 billion, which mainly reflected ¥15.3 billion in interim income before income taxes and other adjustments, ¥5.9 billion in depreciation expense, ¥9.2 billion in payment of corporate income tax and a reduction of ¥2.3 billion in trade payables.

(Cash Flows from Investing Activities)

Net cash used in investing activities decreased ¥6.6 billion YOY to ¥7.9 billion. This was attributable to the outflows of ¥7.0 billion and ¥3.0 billion to fund the acquisition of tangible fixed assets and marketable securities, respectively, and to the inflow of ¥2.0 billion from sale of marketable securities.

(Cash Flows from Financing Activities)

Net cash used in financing activities was ¥466 million, a difference of ¥7.8 billion YOY, mainly as a result of a net increase of ¥1.8 billion in short-term borrowings and ¥900 million in payment of dividends.

2. [Production, Orders (Received) and Sales]

(1) Production Results

Business Segment	Interim Consolidated Fiscal Period under Review (April 1 - September 30, 2004)	
	Amount (Millions of Yen)	YOY Change (%)
Personal Care	101,702	(2.8)
Pet Care	12,946	24.1
Others	5,191	(5.8)
Total	119,840	(0.6)

(Notes) 1. The foregoing amounts are expressed in sales price equivalents.
2. The foregoing amounts do not include Consumption Tax, etc.

(2) Orders (Received)

The Company does not produce its products on a job-order basis.

(3) Sales Results

Business Segment	Interim Consolidated Fiscal Period under Review (April 1 - September 30, 2004)	
	Amount (Millions of Yen)	YOY Change (%)
Personal Care		
Baby and child care products	49,071	(2.9)
Feminine care products	29,059	2.7
Others	25,387	20.2
Sab Total	103,517	3.6
Pet Care	12,609	17.0
Others	5,423	(1.3)
Total	121,550	4.6

(Note) The foregoing amounts do not include Consumption Tax, etc.

3. [Issues Facing the Group]

Fortunately, during the interim fiscal period under review, the Unicharm Group was not faced with any significant new business or financial issues or changes in circumstances.

4. [Important Business Contracts/alliances, etc.]

No materially important contracts, etc. were executed during the interim fiscal period under review.

5. [Research and Development Activities]

Through its research and development activities conducted mainly at the technical center located in Toyohama-cho (Kagawa-ken), the Unicharm Group has constantly upgraded its nonwoven fabric technology, special polymer-based absorbent technology and know-how on paper and pulp under the basic guiding principle of "Continuing to Create New Value through Technological Innovation." The Group faces the ongoing challenge of developing top-notch products in respective categories and reducing the lead time between product development and market introduction.

The research and development expenses for the entire Group amounted to ¥1,894 million during the interim fiscal period under review. The major achievements were as follows:

Personal Care Business

In the baby and child care product category, Unicharm developed ***Moony Man Mizuasobi Pants***, a highly innovative pants-type diaper meant exclusively for playing in and around water, complete with special features for splashing around which were not available in a conventional swimsuit or paper diaper. In July, the Company released ***Moony Man*** diapers with eye-catching and cute gender-specific character prints based on "Toy Story" and "Disney Princess" that became highly popular among boys and girls, respectively. It also launched ***Moony Man Big Yori Ohkii Size***, a new extra-large diaper that can be worn easily by larger infants.

In the feminine care product segment, responding to women's needs for comfort in their daily life, Unicharm developed and launched ***Sofy Panty Liner Zero-Taikan***, an innovative 0.7-millimeter-thin liner with fabric-like suppleness that causes practically no discomfort when worn. In October 2003, the Company also launched 42-centimeter-long ***Sofy Wide-Guard***, the largest pad-type sanitary napkin available in Japan (as of April 2004) that covers underwear in such a wide area as to prevent any leakage. With the subsequent rise in the user population, it released ***Sofy Wide-Guard 350***, a 35-centimeter-long second version of the wide sanitary napkin, and has since steadily won popular customer support.

In the growth market of night-use sanitary napkins, Unicharm adopted two new features called "Fuwa-Pita Gather" (fluffy and exactly fitting sanitary guard) and "Sekitome Deppari" (protrusion

restraint) to newly launched body-fitting sanitary napkins as part of its ***Sofy Body-Fit Sound Sleep*** and ***Sofy Body-Fit Extra-Sound Sleep*** series.

In the women's sanitary shorts category, the Company launched ***Sofy Slim Fit-Up***, the new product incorporating super-stretchable materials that the sanitary purpose of fitting a napkin firmly to the body while also helping the user acquire a more attractive leg-line.

In health care products, where the Company supports the concept that "a sitting position is the first step to rehabilitation," the Company launched the "Kurikaeshi Shunkan Kyuushu Zone" functionality (for repetitive and instantaneous urine absorption) that would securely make urine absorption possible two or three times even when the body is in a position of heavy pressure (in a reclining or sitting posture), permitting users to advance from being bedridden to a sitting orientation, as well as the ***Lifree Sitting-Comfort Urine Absorptive Pad*** that helps capture urine fully by adopting a design that securely embraces both front and back and exactly fits the diaper without slipping, regardless of the user's posture or position.

In the light incontinence category, Unicharm refurbished the packaging for the ***Lifree Sawayaka Pad*** series, and released ***Lifree Sawayaka Pad for Absorption of Small Volumes*** that instantaneously absorbs urine with a newly-designed two-millimeter-thick highly absorbent polymer fitted comfortably to the underwear, thus expanding the lineup of pads to accommodate differing quantities of discharge.

In tape-type paper diapers, the Company launched ***Lifree Donna Ugoki Nimo Anshin Elastic Tape Holding*** that keeps the pad firmly in place for every body movement. Meant for those persons who can easily rise from bed when assisted, this product comes with such new features as ***Elastic Fit Zone*** preventing urine leakage by keeping the pad firmly fit and aligned, ***Fully Air-Permeable Sheet*** offering tender texture, and ***Anshin Double Gathers*** preventing side leaks.

Utilizing its unique unwoven fabric technology, Unicharm introduced a smaller version, meant for children and adults with smaller faces, of ***Unicharm Superdimensional Mask***, a fully-enclosing (surgical-style) mouth mask fot those suffering from common colds, influenza or pollen allergies.

In the clean & fresh segment, Unicharm has delivered cleanliness, relief and freshness to consumers through the Group's meticulous acquisition of core technologies in unwoven fabric and absorbent materials. The Company enhanced its lineup of general-use moist towelettes, ***Silcot Wet Tissues*** with the addition of ***Silcot Wet Tissues Petit-pact*** and ***Silcot Wet Safe Disinfectant Tissues Petit-pact***. These latest arrivals offer both palm-size portability and a one-touch feature enabling the user to pull out sheets with ease. The air-tight structure of the container also helps prevent the sheets from losing moisture. In the sheet cleaner category, Unicharm launched ***Wave Pyu-Pyutto Mop***, an innovative cleaning tool that simultaneously satisfies the needs for both ease of handling and wet-wiping. With its disinfectant liquid and special ultra-fine textile sheet, this product allows the user to wipe off stains effortlessly.

As a result, the research and development expenses for personal care business amounted to ¥1,817 million during the interim fiscal period under review.

Pet Care Business

In the pet food sector, given the continuing increase in the number of overweight dogs and cats and the advancing age of the dog and cat population overall, Unicharm is developing pet food products with pet health as its first priority.

With the rising popularity of indoor pet-keeping in Japan, dog owners are increasingly concerned about the physical strain on the hips and joints of their pets caused by hard and slippery indoor flooring. Unicharm developed and released ***Aiken Genki Caring Hips and Joints***, a comprehensive food product for dogs of all ages that contains a well-balanced mix of the nutrients required to support healthy canine hips and joints, including high-quality protein and calcium, plus glucosamine and chondroitin.

In pet toiletries, with the rising popularity of raising dogs and cats indoors, owners have greater needs related to excretion-handling, health and sanitation for their pets. In order to free pet owners from the discomfort associated with the odor of cat excretion, Unicharm developed and launched ***Oshikko No Ato Ni Kaoru Suna***, an innovative cat litter that remains virtually smell-free in its dry form but, when absorbing cat urine, spreads out a mild scent, neutralizes the disagreeable odor and hardens into small, solid pieces for easy removal.

As a result, the research and development expenses for pet care business amounted to ¥64 million during the interim fiscal period under review.

Other Businesses

Unicharm's food-wrapping materials business that caters to supermarkets, etc. expanded its product lineup by taking advantage of its core technologies in unwoven fabric and absorbent materials.

As a result, the research and development expenses for the other business amounted to ¥11 million during the interim fiscal period under review.

Section 3 [Facilities and Equipment]

1. [Main Facilities and Equipment]

There was no material change during the interim fiscal period under review.

2 [Planned Construction, Removal, etc. of Facilities and Equipment]

During the interim fiscal period under review, there was no construction of important facilities or equipment, no material change (including removal) and no completion of any important plan for facilities or equipment that had been planned as of the end of the previous fiscal year.

The Company made no new plans during the interim fiscal period under review regarding construction or removal, etc. of important facilities/equipment.

Section 4 [State of The Company]

1. [State of Stocks, etc.]

(1) [Aggregate Number, etc. of Stocks]

1) [Aggregate Number of Stocks]

Type	Aggregate Number of Shares Issued by the Company
Common Stock	196,390,411
Total	196,390,411

(Note) It is provided in the Articles of Incorporation that "if stocks are retired, the corresponding number of stocks shall be reduced."

2) [Stocks Issued and Outstanding]

Type	Number of Shares Issued as of the End of Interim Fiscal Period (September 30, 2004)	Number of Shares Issued as of the Date of Report (December 17, 2004)	Name of Stock Exchange or Securities Dealers Association	Contents
Common Stock	68,981,591	68,981,591	First Section, Tokyo Stock Exchange	Standard stock of the Company with full unrestricted voting right
Total	68,981,591	68,981,591	-	-

(2) [State of Stock Options, etc.]

Stock Options

The stock options issued pursuant to the provisions of Articles 280-20 and 281-21 of the Commercial Code are as follows:

Resolution of Regular General Meeting of Shareholders held on June 27, 2003		
	As of the End of Interim Fiscal Period (September 30, 2004)	As of the Date of Report (November 30, 2004)
Number of Stock Options	5,743	5,737
Type of Stock	Common Stock	Same as left
Number of Shares	574,300	573,700
Amount Paid In at the Time of Exercise of Stock Option (Yen)	5,731 per share	Same as left
Period for Exercise of Stock Option	July 1, 2007 – June 30, 2008	Same as left
Issuance Price of Stocks and Amount Credited to Equity in the Case of Issuing Stocks through Exercise of Stock Option (Yen)	Issuance Price 5,731	Same as left
	Amount credited to equity 2,866	Same as left
Terms and Conditions of Exercise of Stock Option	The holders of Stock Options may not exercise them if the market price of the common stock of the Company at the time of exercise of the relevant Stock Options is less than ¥8,200 (which amount shall be adjusted in the same manner as for adjustment of the issuance price if any cause arises for adjusting the relevant issuance price).	Same as left
Matters Relating to Transfer of Stock Option	Transfer of warrants (stock options) is subject to the approval by the board of directors of the company.	Same as left

(Notes) 1. The number of stocks represented by one Stock Option is one hundred.

2. The number of shares subject to the stock option means the number of new shares scheduled to be issued as per the resolution of the Regular General Meeting of Shareholders less the number of rights eliminated or relinquished for reasons of retirement, etc.

3. Upon occurrence of (1) or (2) below following the issuance of Stock Options, the paid-in capital amounts shall be adjusted in accordance with the respective formula (with any fraction rounded up to the nearest yen).

1) An event in which the Company carries out stock split or reverse stock split:

Paid-in capital after adjustment=

$$\text{Paid-in capital before adjustment} \times \frac{1}{\text{Ratio of stock split or reverse stock split}}$$

2) An event in which the Company issues new ordinary stocks of the Company or disposes of its treasury ordinary stocks at a price lower than market price:

Paid-in capital after adjustment=

Paid-in capital before adjustment×

$$\frac{\text{Number of shares previously issued} + \dfrac{\text{Number of shares newly issued} \times \text{Paid - in amount per share}}{\text{Market price}}}{\text{Number of shares previously issued} + \text{Increase in number of shares as a result of new issuance}}$$

Resolution of Regular General Meeting of Shareholders held on June 29, 2004		
	As of the End of Interim Fiscal Period (September 30, 2004)	As of the Date of Report (November 30, 2004)
Number of Stock Options	-	7,438
Type of Stock	-	Common Stock
Number of Shares	-	743,500
Amount Paid in at the Time of Exercise of Stock Option (Yen)	-	5,702 per share
Period for Exercise of Stock Option	-	July 1, 2007 – June 30, 2008
Issuance Price of Stocks and Amount Credited to Equity in the Case of Issuing Stocks through Exercise of Stock Option (Yen)	-	Issuance Price 5,702
	-	Amount credited to equity 2,866
Terms and Conditions of Exercise of Stock Option	-	The holders of Stock Options may not exercise them if the market price of the common stock of the Company at the time of exercise of the relevant Stock Options is less than ¥8,200 (which amount shall be adjusted in the same manner as for adjustment of the issuance price if any cause arises for adjusting the relevant issuance price).
Matters Relating to Transfer of Stock Option	-	Transfer of warrants (stock options) is subject to the approval by the board of directors of the company.

(Note) The number of stocks being the object of one Stock Option is one hundred.

(3) [State of Aggregate Number of Stocks Issued and Outstanding, Capital, etc.]

Data	Changes in the total number of outstanding shares	Balance of the total number of outstanding shares	Change in capital (Millions of Yen)	Balance of capital (Millions of Yen)	Change in capital reserve (Millions of Yen)	Balance of capital reserve (Millions of Yen)
September 30, 2004	-	68,981,591	-	15,992	-	18,590

(4) [Principal Shareholders]

As of September 30, 2004

Name	Address	Number of Shares Held (Thousands)	Percentage of Shares Held in Relation to Aggregate Number of Shares Outstanding
Unitec Corporation	4087-24 Kawanoe-cho, Shikoku-Chuo City, Ehime	12,318	17.86
The Chase Manhattan Bank, N.A. London (Standing Proxy: Mizuho Corporate Bank, Ltd.)	WOOLGATE HOUSE, COLEMAN STREET LONDON, ENGLAND, U.K. (6-7 Nihombashi Kabuto-cho, Chuo-ku, Tokyo)	3,745	5.43
Takahara Kosan K.K.	3-25-27-1301 Takanawa, Minato-ku, Tokyo	3,418	4.96
The Master Trust Bank of Japan, Ltd. (Trust Account)	2-11-3 Hamamatsu-cho, Minato-ku, Tokyo	3,178	4.61
Takahara Fund P.L.C.	1712 Kawanoe-cho, Shikoku-Chuo City, Ehime	3,120	4.52
Japan Trustee Service Bank, Ltd. (Trust Account)	1-8-11 Harumi, Chuo-ku, Tokyo	2,328	3.38
Nippon Life Insurance Company	1-6-6 Marunouchi, Chiyoda-ku, Tokyo	1,934	2.80
The Hiroshima Bank, Ltd.	1-3-8 Kamiya-cho, Chuo-ku, Hiroshima City, Hiroshima	1,920	2.78
The Iyo Bank, Ltd.	1 Minami Horihata-cho, Matsuyama City, Ehime	1,699	2.46
State Street Bank and Trust Company (Standing Proxy: Mizuho Corporate Bank, Ltd.)	P.O. Box 351 BOSTON, MA, U.S.A. (6-7 Nihombashi Kabuto-cho, Chuo-ku, Tokyo)	1,373	1.99
Total	-	35,038	50.79

(Notes) 1. Although the Company holds 2,507,000 treasury shares, it is not included in the foregoing list of principal shareholders as these shares are without voting rights.

2. On May 14, 2004, Capital Research and Management Company submitted a significant shareholding report in relation to the Company's shares, stating that it held the below-noted stock certificates, etc. as of April 30, 2004. However, we did not include it in the foregoing list of principal shareholders as we were unable to confirm the number of beneficiary stockholders as of the end of the interim fiscal period under review. The contents of the significant shareholding report by Capital Research and Management Company are as follows:

Name	Address	Number of Shares Held (in thousand shares)	Percentage of Shares Certificates Held (%)
Capital Research and Management Company and three other companies	333 South Hope Street, Los Angeles, CA, U.S.A. etc.	6,361	9.22

(5) [Voting Rights]

1) [Shares Issued and Outstanding]

As of September 30, 2004

Category	Number of Shares	Number of Voting Rights	Contents
Non-Voting Shares	-	-	-
Shares with Limited Voting Right (Treasury Stock, etc.)	-	-	-
Shares with Limited Voting Right (Others)	-	-	-
Shares with Full Voting Rights (Treasury Stock, etc.)	(Treasury Stock) Common Stock 2,507,900	-	Standard shares of our Company with no limitation imposed on their rights
Shares with Full Voting Right (Others)	Common Stock 66,436,300	664,363	Same as above
Fractional Shares	Common Stock 37,391	-	Same as above
Aggregate Number of Shares Issued and Outstanding	68,981,591	-	-
Aggregate Number of Shareholders' Voting Rights	-	664,363	-

(Notes) 1. "Shares with Full Voting Right (Others)" include 52,100 shares (representing 521 voting rights) in the name of Japan Securities Depository Center Inc.

2. "Fractional shares" include 65 treasury shares held by our Company.

2) [Treasury Stock, etc.]

As of September 30, 2004

Name of Owner	Address of Owner	Number of Shares Held in Its Own Name	Number of Shares Held in Others' Names	Aggregate Number of Shares Held	Percentage of Shares Held in Relation to Aggregate Number of Shares Outstanding
(Treasury Stocks) Unicharm Corporation	182 Shimobun, Kinsei-cho, Shikoku-Chuo City, Ehime	2,507,900	-	2,507,900	3.64
Total	-	2,507,900	-	2,507,900	3.64

2. [Changes in Share Price]

[Monthly Share Price Highs and Lows during Relevant Interim Fiscal Period]

Month	April 2004	May 2004	June 2004	July 2004	August 2004	September 2004
High (Yen)	5,340	5,330	5,770	5,950	5,820	5,470
Low (Yen)	4,980	5,090	5,390	5,440	5,330	5,210

(Note) Share price highs and lows are from the First Section, Tokyo Stock Exchange.

3. [Executive Officers]

There were no changes in executive directors between the submission of the previous term's Securities Report and submission of this Interim Report.

Section 5 [Financial Standing]

1. Method of Preparation of Interim Consolidated Financial Statements and Interim Financial Statements

   (1) The interim consolidated financial statements of the Company are prepared in accordance with the Rules Concerning Terms, Forms and Methods of Preparation of Interim Consolidated Financial Statements (Ministry of Finance Ordinance No. 24 of 1999; hereinafter referred to as "Rules on Interim Consolidated Financial Statements").

   The interim consolidated financial statements covering the previous interim fiscal period (April 1 through September 30, 2003) are prepared in accordance with the Rules on Interim Consolidated Financial Statements applicable prior to their amendments, and those covering the interim fiscal period under review (April 1 through September 30, 2004) are prepared in accordance with the Rules on Interim Consolidated Financial Statements applicable after their amendments.

   (2) The interim financial statements of the Company are prepared in accordance with the Rules Concerning Terms, Forms and Methods of Preparation of Interim Financial Statements (Ministry of Finance Ordinance No. 38 of 1977; hereinafter referred to as "Rules on Interim Financial Statements").

   The interim financial statements covering the previous interim fiscal year (April 1 through September 30, 2003) are prepared in accordance with the Rules on Interim Financial Statements applicable prior to their amendments, and those covering the interim fiscal period under review (April 1 through September 30, 2004) are prepared in accordance with the Rules on Interim Financial Statements applicable after their amendments.

2. Audit Certification

   Pursuant to the provisions of Article 193-2 of the Securities and Exchange Law, the Company has had Audit Corporation Tohmatsu audit the interim consolidated financial statements covering the previous interim fiscal period (April 1 through September 30, 2003) and the interim fiscal period under review (April 1 through September 30, 2004), and the interim financial statements covering the previous interim fiscal period (April 1 through September 30, 2003) and the interim fiscal period under review (April 1 through September 30, 2004).

1 [Interim Consolidated Financial Statements, etc.]

(1) [Interim Consolidated Financial Statements]

1) Interim Consolidated Balance Sheet

(Amounts in Millions of Yen)

		End of Previous Interim Consolidated Fiscal Period (as of September 30, 2003)		End of Interim Consolidated Fiscal Period under Review (as of September 30, 2004)		Condensed Consolidated Balance Sheet for Previous Consolidated Fiscal Year (as of March 31, 2004)	
Classification	Note No.	Amount	Percentage (%)	Amount	Percentage (%)	Amount	Percentage (%)
(Assets)							
I Current assets							
1 Cash and deposits		22,238		32,382		34,434	
2 Notes and accounts receivable		27,032		26,963		29,016	
3 Marketable securities		17,119		16,705		13,922	
4 Inventories		14,032		11,595		12,421	
5 Other current assets		4,881		4,443		4,955	
Allowance for bad debts		(199)		(138)		(173)	
Total current assets		85,105	43.8	91,951	44.5	94,575	45.3
II Fixed assets							
1 Tangible fixed assets	*1						
(1) Buildings and other structures		23,701		23,577		23,117	
(2) Machinery, equipment and vehicles		31,310		37,462		33,046	
(3) Land		13,601		11,547		13,325	
(4) Construction in progress		4,775		2,622		6,856	
(5) Other tangible fixed assets		1,066		965		959	
Total tangible fixed assets		74,455	38.3	76,174	36.8	77,306	37.0
2 Intangible fixed assets		3,006	1.6	2,579	1.2	2,903	1.4
3 Investments and other assets							
(1) Investment securities		23,557		27,769		27,309	
(2) Other investments		9,186		9,361		7,948	
Allowance for bad debts		(1,077)		(1,018)		(1,042)	
Total investments and other assets		31,665	16.3	36,112	17.5	34,216	16.3
Total fixed assets		109,127	56.2	114,866	55.5	114,426	54.7
Total Assets		194,233	100.0	206,818	100.0	209,002	100.0

Classification	Note No.	End of Previous Interim Consolidated Fiscal Period (as of September 30, 2003)		End of Interim Consolidated Fiscal Period under Review (as of September 30, 2004)		Condensed Consolidated Balance Sheet for Previous Consolidated Fiscal Year (as of March 31, 2004)	
		Amount	Percentage (%)	Amount	Percentage (%)	Amount	Percentage (%)
(Liabilities)							
I Current liabilities							
1 Notes and accounts payable		25,636		23,613		25,990	
2 Current portion of corporate bonds		-		1,000		-	
3 Short-term bank loans		4,381		6,306		4,570	
4 Accrued expenses		17,389		18,382		20,798	
5 Accrued corporate income tax		6,241		4,807		9,290	
6 Reserve for bonus payment		3,274		3,352		3,139	
7 Other current liabilities		3,830		3,115		3,083	
Total current liabilities		60,754	31.3	60,577	29.3	66,874	32.0
II Long-term liabilities							
1 Corporate bonds		1,000		-		1,000	
2 Long-term debt		648		448		557	
3 Provision for severance benefits		5,532		4,474		6,027	
4 Provision for Directors' severance bonus		1,116		1,147		1,123	
5 Other long-term liabilities		2,504		2,502		2,797	
Total long-term liabilities		10,801	5.5	8,573	4.1	11,505	5.5
Total liabilities		71,555	36.8	69,150	33.4	78,379	37.5
(Minority interests)							
Minority interests		6,423	3.3	7,369	3.6	6,913	3.3
(Shareholders' equity)							
I Common stock		15,992	8.2	15,992	7.7	15,992	7.7
II Additional paid-in capital		18,590	9.6	18,590	9.0	18,590	8.9
III Retained earnings		94,690	48.8	109,166	52.8	101,831	48.7
IV Land revaluation difference		(2,059)	(1.1)	(1,904)	(0.9)	(2,052)	(1.0)
V Unrealized gains on available-for-sale securities		2,377	1.2	3,377	1.6	4,109	2.0
VI Foreign currency translation adjustment		(1,232)	(0.6)	(2,809)	(1.3)	(2,654)	(1.3)
VII Treasury stocks		(12,105)	(6.2)	(12,116)	(5.9)	(12,108)	(5.8)
Total shareholders' equity		116,254	59.9	130,297	63.0	123,708	59.2
Total liabilities, minority interests and shareholders' equity		194,233	100.0	206,818	100.0	209,002	100.0

2) [Interim Consolidated Statement of Income]

(Amounts in Millions of Yen)

Classification	Note No.	Previous Interim Consolidated Fiscal Period (April 1 - September 30, 2003) Amount		Percentage (%)	Interim Consolidated Fiscal Period under Review (April 1 - September 30, 2004) Amount		Percentage (%)	Condensed Consolidated Statement of Income for Previous Consolidated Fiscal Year (from April 1, 2003 - March 31, 2004) Amount		Percentage (%)
I Net sales			116,226	100.0		121,550	100.0		240,109	100.0
II Cost of sales			63,620	54.7		67,514	55.5		132,074	55.0
Gross profit			52,605	45.3		54,035	44.5		108,035	45.0
III Selling, general and administrative expenses	*1		37,455	32.3		39,430	32.5		77,309	32.2
Operating income			15,150	13.0		14,605	12.0		30,726	12.8
IV Non-operating income										
1 Interest received		151			168			364		
2 Dividends received		87			53			140		
3 Subsidies received		150			-			150		
4 Other non-operating income		629	1,019	0.9	694	916	0.8	938	1,593	0.7
V Non-operating expenses										
1 Interest paid		153			153			297		
2 Sales discount		196			216			403		
3 Other non-operating expenses		106	456	0.4	128	498	0.4	498	1,199	0.5
Ordinary income			15,713	13.5		15,023	12.4		31,120	13.0
VI Extraordinary profit	*2		471	0.4		3,945	3.3		797	0.3
VII Extraordinary loss	*3, 4		982	0.8		3,589	3.0		2,211	0.9
Interim income before taxes and other adjustments			15,202	13.1		15,380	12.7		29,706	12.4
Corporate income tax, inhabitant tax and business tax		6,480			4,582			12,826		
Adjustments on corporate income tax, etc.		(144)	6,335	5.5	1,419	6,002	5.0	(723)	12,103	5.0
Minority interests in net income			698	0.6		833	0.7		1,363	0.6
Interim net income			8,168	7.0		8,544	7.0		16,239	6.8

3) [Interim Consolidated Statement of Retained Earnings]

(Millions of Yen)

Classification	Note No.	Previous Interim Consolidated Fiscal Period (April 1 - September 30, 2003) Amount		Interim Consolidated Fiscal Period under Review (April 1 - September 30, 2004) Amount		Previous Consolidated Fiscal Year (from April 1, 2003 - March 31, 2004) Amount	
(Capital surplus)							
I Capital surplus at beginning of period			18,590		18,590		18,590
II Capital surplus at end of interim period			18,590		18,590		18,590
(Retained earnings)							
I Retained earnings at beginning of period			87,462		101,831		87,462
II Retained earnings increased							
Interim net income		8,168	8,168	8,544	8,544	16,239	16,239
III Retained earnings decreased							
1 Dividends		809		930		1,740	
2 Directors' bonus		130		130		130	
3 Reversal of land revaluation difference		-	940	148	1,209	-	1,870
IV Retained earnings at end of interim period			94,690		109,166		101,831

4) [Interim Consolidated Statement of Cash Flows]

(Millions of Yen)

Classification	Note No.	Previous Interim Consolidated Fiscal Period (April 1 - September 30, 2003) Amount	Interim Consolidated Fiscal Period under Review (April 1 - September 30, 2004) Amount	Condensed Consolidated Statement of Cash Flows for Previous Consolidated Fiscal Year (from April 1, 2003 - March 31, 2004) Amount
I Cash flows from operating activities				
1 Income before tax and other adjustments		15,202	15,380	29,706
2 Depreciation expense		5,487	5,919	11,616
3 Gain on agency return of employees' pension fund		-	(3,886)	-
4 Decrease in allowance for bad debts		(131)	(58)	(193)
5 Increase in reserve for employee severance benefits		597	437	1,093
6 Increase (decrease) in reserve for directors' severance bonus		(133)	23	(125)
7 Receipt of interest and dividends		(239)	(222)	(504)
8 Payment of interest		153	153	297
9 Loss on disposal of fixed assets		341	789	909
10 Loss on impairment of fixed assets		-	2,247	-
11 Increase (decrease) in trade receivables		(151)	2,052	(2,135)
12 Increase (decrease) in inventories		(2,100)	826	(489)
13 Increase (decrease) in trade payables		(2,142)	(2,377)	(1,788)
14 Increase (decrease) in other current liabilities		1,398	(3,110)	3,085
15 Other		58	(88)	287
Sub-total		18,341	18,087	41,760
16 Amount of interest and dividend received		223	227	438
17 Amount of interest paid		(132)	(132)	(297)
18 Amount of corporate tax, etc. paid		(1,688)	(9,204)	(4,985)
Cash flows from operating activities		16,743	8,978	36,915
II Cash flows from investing activities				
1 Expenditure on acquisition of marketable securities		(1,893)	(1,007)	(2,205)
2 Income from sale of marketable securities		1,840	2,014	3,330
3 Expenditure on acquisition of tangible fixed assets		(8,414)	(7,017)	(18,137)
4 Income from sale of tangible fixed assets		77	426	894
5 Expenditure on acquisition of intangible fixed assets		(373)	(264)	(912)
6 Expenditure on acquisition of investment securities		(5,918)	(3,005)	(10,831)
7 Income from sale and redemption of investment securities		0	1,012	2,076
8 Other		(1)	(148)	(50)
Cash flows from investing activities		14,682	7,990	(25,836)

Classification	Note No.	Previous Interim Consolidated Fiscal Period (April 1 - September 30, 2003) Amount	Interim Consolidated Fiscal Period under Review (April 1 - September 30, 2004) Amount	Condensed Consolidated Statement of Cash Flows for Previous Consolidated Fiscal Year (from April 1, 2003 - March 31, 2004) Amount
III Cash flows from financing activities				
1 Net increase (decrease) in short-term bank loans		187	1,828	566
2 Income from incurrence of long-term debt		-	25	50
3 Expenditure on repayment of long-term debt		(155)	(125)	(311)
4 Expenditure on redemption of corporate bonds		(1,000)	-	(1,000)
5 Income from receipt of payment from minority shareholders		92	-	229
6 Payment for purchases of shares in subsidiaries from minority shareholders		(79)	-	(79)
7 Expenditure on acquisition of treasury stocks		(5,330)	(7)	(5,333)
8 Amount of dividends paid		(809)	(930)	(1,740)
9 Amount of dividends paid to minority shareholders		(315)	(323)	(315)
Cash flows from financing activities		(7,410)	466	(7,933)
IV Currency translation effect on cash and cash equivalents		11	(5)	(280)
V Increase (decrease) in cash and cash equivalents		(5,338)	1,448	2,865
VI Amount of cash and cash equivalents outstanding at beginning of period		41,568	44,434	41,568
VIII Amount of cash and cash equivalents outstanding at end of period		36,229	45,882	44,434

Important Matters Affecting the Preparation of Interim Consolidated Financial Statements

Previous Interim Consolidated Fiscal Period (April 1 - September 30, 2003)	Interim Consolidated Fiscal Period under Review (April 1 - September 30, 2004)	Previous Consolidated Fiscal Year (April 1, 2003 – March 31, 2004)
1. Matters related to the scope of consolidation All of the subsidiaries of the Company are consolidated No. of consolidated subsidiaries: 27 Names of main subsidiaries: Unicharm Products Co., Ltd. Unicharm PetCare Corporation Uni-Charm Co., Ltd. United Charm Co., Ltd. Shanghai Uni-Charm Co., Ltd. Uni-Charm (Thailand) Co., Ltd. Uni-Charm Consumer Products (China) Co., Ltd. Uni.Charm Mölnlycke B.V. The change in subsidiaries' status during the fiscal period involved the addition of one company (Unicharm Eduo Corporation).	1. Matters related to the scope of consolidation All of the subsidiaries of the Company are consolidated No. of consolidated subsidiaries: 24 Names of main subsidiaries: Unicharm Products Co., Ltd. Unicharm PetCare Corporation Uni-Charm Co., Ltd. United Charm Co., Ltd. Shanghai Uni-Charm Co., Ltd. Uni-Charm (Thailand) Co., Ltd. Uni-Charm Consumer Products (China) Co., Ltd. Uni.Charm Mölnlycke B.V.	1. Matters related to the scope of consolidation All of the subsidiaries of the Company are consolidated No. of consolidated subsidiaries: 27 Names of main subsidiaries: Unicharm Products Co., Ltd. Unicharm PetCare Corporation Uni-Charm Co., Ltd. United Charm Co., Ltd. Shanghai Uni-Charm Co., Ltd. Uni-Charm (Thailand) Co., Ltd. Uni-Charm Consumer Products (China) Co., Ltd. Uni.Charm Mölnlycke B.V. The change in subsidiaries' status during the fiscal year involved the addition of one company (Unicharm Eduo Corporation). Liquidation of three consolidated subsidiaries (Siam Uni-Charm Co., Ltd., MRD Machinery Co., Ltd. and Uni-Heartous Pet Products USA, Inc.) has been completed. However, their income statements up to the point of their liquidation are included in the consolidated statements.
2. Application of equity method No. of affiliates to which equity method was applied: 2 Name of main affiliate: Uni.Charm Mölnlycke Co., Ltd.	2. Application of equity method Same as left	2. Application of equity method Same as left
3. Matters related to interim fiscal closing dates, etc. of consolidated subsidiaries Details, etc. of cases where interim fiscal closing dates differ from the interim fiscal closing date of the Company The interim fiscal closing date for foreign subsidiaries (17 companies) is June 30. The interim fiscal closing date for the equity method investee (1 company) is June 30. In preparing the interim consolidated financial statements, interim financial statements as of the said date were used, and necessary adjustments for consolidation purposes were made with respect to any important transactions taking place between the said date and the interim fiscal closing date.	3. Matters related to interim fiscal closing dates, etc. of consolidated subsidiaries Details, etc. of cases where interim fiscal closing dates differ from the interim fiscal closing date of the Company The interim fiscal closing date for foreign subsidiaries (14 companies) is June 30. The interim fiscal closing date for the equity method investee (1 company) is June 30. In preparing the interim consolidated financial statements, interim financial statements as of the said date were used, and necessary adjustments for consolidation purposes were made with respect to any important transactions taking place between the said date and the interim fiscal closing date.	3. Matters related to fiscal year, etc. of consolidated subsidiaries Details, etc. of cases where fiscal closing dates differ from the fiscal closing date of the Company The fiscal closing date for foreign subsidiaries (17 companies) is December 31. The fiscal closing date for the equity method investee (1 company) is December 31. In preparing the consolidated financial statements, financial statements as of the said date were used, and necessary adjustments for consolidation purposes were made with respect to any important transactions taking place between the said date and the fiscal closing date.

Previous Interim Consolidated Fiscal Period (April 1 - September 30, 2003)	Interim Consolidated Fiscal Period under Review (April 1 - September 30, 2004)	Previous Consolidated Fiscal Year (from April 1, 2003 - March 31, 2004)
4. Matters related to accounting standard (1) Standard and method of valuation of important assets 1) Marketable securities Held-to-maturity bonds ... Amortized cost method (straight-line method) Other marketable securities Marketable securities with fair market value ... Stated at market based on fair market value, etc. as of interim fiscal closing date (Any valuation gain or loss to be reported in a designated component of shareholders' equity; cost of sale to be computed by the moving-average method) Marketable securities without fair market value ... To be stated at cost based on the moving-average method 2) Inventories Products and merchandise ... Stated at cost based on the periodic average method (for some of the consolidated subsidiaries, at whichever is lower: cost or market value based on the periodic average method) Raw materials ... Stated at cost based on the moving-average method (for some of the consolidated subsidiaries,at cost based on the periodic average method) Work in process ... Stated at cost based on the periodic average method Supplies ... Stated at cost based on the periodic average method 3) Derivative transactions ... Stated at market value based on the market price, etc. as of interim fiscal closing date (2) Method of depreciation of important depreciable assets 1) Tangible fixed assets ... Mainly by declining-balance method, but straight-line method applicable to buildings (excluding accessory equipment) acquired on or after April 1, 1998) Standard useful years are as follows: Buildings and other structures: 2 - 50 years Machinery, equipment and vehicles: 2 - 15 years 2) Intangible fixed assets ... By straight-line method 5 years for goodwill; internally estimated useful life (5 years) for software (for internal use)	4. Matters related to accounting standard (1) Standard and method of valuation of important assets 1) Marketable securities Held-to-maturity bonds ... Same as left Other marketable securities Marketable securities with fair market value ... Same as left Marketable securities without fair market value ... Same as left 2) Inventories Products and merchandise ... Same as left Raw materials ... Same as left Work in process ... Same as left Supplies ... Same as left 3) Derivative transactions ... Same as left (2) Method of depreciation of important depreciable assets 1) Tangible fixed assets ... Mainly by declining-balance method, but straight-line method applicable to buildings (excluding accessory equipment) acquired on or after April 1, 1998) Standard useful years are as follows: Buildings and other structures: 2 - 60 years Machinery, equipment and vehicles: 2 - 15 years 2) Intangible fixed assets ... Same as left	4. Matters related to accounting standard (1) Standard and method of valuation of important assets 1) Marketable securities Held-to-maturity bonds ... Same as left Other marketable securities Marketable securities with fair market value ... Stated at market based on fair market value, etc. as of fiscal closing date (Any valuation gain or loss to be reported in a designated component of shareholders' equity; cost of sale to be computed by the moving-average method) Marketable securities without fair market value ... To be stated at cost based on the moving-average method 2) Inventories Products and merchandise ... Same as left Raw materials ... Same as left Work in process ... Same as left Supplies ... Same as left 3) Derivative transactions ... Stated at market value based on the market price, etc. as of fiscal closing date (2) Method of depreciation of important depreciable assets 1) Tangible fixed assets ... Mainly by declining-balance method, but straight-line method applicable to buildings (excluding accessory equipment) acquired on or after April 1, 1998) Standard useful years are as follows: Buildings and other structures: 2 - 50 years Machinery, equipment and vehicles: 2 - 15 years 2) Intangible fixed assets ... Same as left

Previous Interim Consolidated Fiscal Period (April 1 - September 30, 2003)	Interim Consolidated Fiscal Period under Review (April 1 - September 30, 2004)	Previous Consolidated Fiscal Year (from April 1, 2003 -March 31, 2004)
(3) Appropriation standard applicable to important provisions 1) Allowance for bad debts ... In order to provide for losses from bad debts, the Company and its subsidiaries in Japan appropriate estimated amounts based on actual bad debts with respect to their general claims and estimated non-recoverable amounts based on individual examinations of recoverability of their specified claims including doubtful receivables. The overseas consolidated subsidiaries appropriate estimated unrecoverable amounts mainly with respect to their specified claims.	(3) Appropriation standard applicable to important provisions 1) Allowance for bad debts ... Same as left	(3) Appropriation standard applicable to important provisions 1) Allowance for bad debts ... Same as left
2) Provision for employees' bonus ... An amount corresponding to the interim fiscal period under review is appropriated for the next payment of employees' bonus.	2) Provision for employees' bonus ... Same as left	2) Provision for employees' bonus ... An amount corresponding to the interim fiscal period under review is appropriated for the next payment of employees' bonus.
3) Provision for employees' severance benefits ... Out of the estimated amount of pension obligations and annuity assets as of the end of the interim fiscal period under review, the amount that is assumed to have accrued as of the end of the interim fiscal period under review is appropriated. The difference (¥6,458 million) that accrued at the time of the change in the accounting standard is expensed on the pro-rata fixed-installment basis over a period of five years. Past-work liability is expensed on the pro-rata fixed installment basis over a certain specific number of years (5 years) within the length of the remaining period of service of the employees at the time of accrual of the said difference. Any arithmetic difference is expensed on the pro-rata fixed installment basis over a certain specific number of years (10 years) within the length of the remaining period of service of the employees at the time of accrual of such a difference.	3) Provision for employees' severance benefits ... Same as left	3) Provision for employees' severance benefits ... Out of the estimated amount of pension obligations and annuity assets as of the end of the fiscal year under review, the amount that is assumed to have accrued as of the end of the fiscal year under review is appropriated. The difference (¥6,458 million) that accrued at the time of the change in the accounting standard is expensed on the pro-rata fixed-installment basis over a period of five years. Past-work liability is expensed on the pro-rata fixed installment basis over a certain specific number of years (5 years) within the length of the remaining period of service of the employees at the time of accrual of the said difference. Any arithmetic difference is expensed on the pro-rata fixed installment basis over a certain specific number of years (10 years) within the length of the remaining period of service of the employees at the time of accrual of such a difference.
4) Provision for directors' severance bonus ... In order to provide for payment of directors' severance bonus, the Company and some of its consolidated subsidiaries appropriate the necessary amount for payment as of the end of the interim fiscal period under review in accordance with the Rules on Directors' Severance Bonus.	4) Provision for directors' severance bonus ... Same as left	4) Provision for directors' severance bonus ... In order to provide for payment of directors' severance bonus, the Company and some of its consolidated subsidiaries appropriate the necessary amount for payment as of the end of the fiscal year under review in accordance with the Rules on Directors' Severance Bonus.

Previous Interim Consolidated Fiscal Period (April 1 - September 30, 2003)	Interim Consolidated Fiscal Period under Review (April 1 - September 30, 2004)	Previous Consolidated Fiscal Year (from April 1, 2003 - March 31, 2004)
(4) Criteria for translation of important foreign currency-denominated assets and liabilities into Japanese Yen Foreign currency-denominated claims and debts are translated into Japanese Yen at the spot foreign exchange rate prevailing on the interim fiscal closing date, and any conversion differences are treated as gain or loss. The assets and liabilities of overseas subsidiaries, etc. are translated into Japanese Yen at the spot foreign exchange rate prevailing on the interim fiscal closing date; their earnings and expenses are translated into Japanese Yen at an average foreign exchange rate for the relevant period, and the translation difference is included in the accounts of minority interests and foreign exchange translation adjustments within shareholders' equity.	(4) Criteria for translation of important foreign currency-denominated assets and liabilities into Japanese Yen ... Same as left	(4) Criteria for translation of important foreign currency-denominated assets and liabilities into Japanese Yen Foreign currency-denominated claims and debts are translated into Japanese Yen at the spot foreign exchange rate prevailing on the fiscal closing date, and any conversion differences are treated as gain or loss. The assets and liabilities of overseas subsidiaries, etc. are translated into Japanese Yen at the spot foreign exchange rate prevailing on the fiscal closing date; their earnings and expenses are translated into Japanese Yen at an average foreign exchange rate for the relevant period, and the translation difference is included in the accounts of minority interests and foreign exchange translation adjustments within shareholders' equity.
(5) Method of treating important lease transactions The accounting treatment similar to the method applied to conventional leases is applied to financial leases other than those where the ownership of the leased properties is deemed to transfer to the lessees.	(5) Method of treating important lease transactions Same as left	(5) Method of treating important lease transactions Same as left
(6) Important method of hedge accounting 1) Method of hedge accounting Deferred hedging is used. Designation of hedges is applied to foreign currency-denominated claims and debts carrying exchange contracts.	(6) Important method of hedge accounting 1) Method of hedge accounting Same as left	(6) Important method of hedge accounting 1) Method of hedge accounting Same as left
2) Method and subject of hedging Method of hedging ... Exchange contracts Subject of hedging ... Scheduled foreign currency-denominated transactions	2) Method and subject of hedging Method of hedging ... Exchange contracts and currency options Subject of hedging ... Scheduled foreign currency-denominated transactions	2) Method and subject of hedging Method of hedging ... Exchange contracts Subject of hedging ... Scheduled foreign currency-denominated transactions
3) Hedging policy Foreign exchange fluctuation risks are hedged in accordance with "Risk Management Policy on Derivative Transactions," an in-house hedging regulation of the Company. With respect to the foreign exchange fluctuation risks associated with foreign currency-denominated debts arising from import transactions, which constitute main risks for the Company, the Policy requires that about 70% of the outstanding debt be hedged in principle.	3) Hedging policy Foreign exchange fluctuation risks are hedged in accordance with "Risk Management Policy on Derivative Transactions," an in-house hedging regulation of the Company. With respect to the foreign exchange fluctuation risks associated with foreign currency-denominated debts arising from import transactions, which constitute main risks for the Company, the Policy requires that about 70% of the outstanding debt be hedged in principle.	3) Hedging policy Foreign exchange fluctuation risks are hedged in accordance with "Risk Management Policy on Derivative Transactions," an in-house hedging regulation of the Company. With respect to the foreign exchange fluctuation risks associated with foreign currency-denominated debts arising from import transactions, which constitute main risks for the Company, the Policy requires that about 70% of the outstanding debt be hedged in principle.
4) Method of assessing effectiveness of hedging Judgment as to the effectiveness of hedging is omitted, as it is assumed that the principal amount of the hedging method and the important terms concerning the hedge are identical, and foreign exchange or cash flow fluctuations will be fully offset at the time of commencement of hedging and continuously thereafter.	4) Method of assessing effectiveness of hedging Same as left	4) Method of assessing effectiveness of hedging Same as left

Previous Interim Consolidated Fiscal Period (April 1 - September 30, 2003)	Interim Consolidated Fiscal Period under Review (April 1 - September 30, 2004)	Previous Consolidated Fiscal Year (from April 1, 2003 - March 31, 2004)
(7) Other important matters for preparation of interim consolidated financial statements Accounting treatment of Consumption Tax, etc. For accounting purposes, amounts on the interim consolidated financial statements are reported net of Consumption Tax and Local Consumption Tax.	(7) Other important matters for preparation of interim consolidated financial statements Accounting treatment of Consumption Tax, etc. Same as left	(7) Other important matters for preparation of consolidated financial statements Accounting treatment of Consumption Tax, etc. Same as left
5 Scope of funds in the interim consolidated statement of cash flows The funds consist of cash on hand, demand deposits and highly liquid short-term investments with maturities of three months or less, readily convertible into cash, and carry extremely low price-fluctuation risks.	5 Scope of funds in the interim consolidated statement of cash flows Same as left	5 Scope of funds in the consolidated statement of cash flows Same as left

Changes in Accounting Treatment

Previous Interim Consolidated Fiscal Period (April 1 - September 30, 2003)	Interim Consolidated Fiscal Period under Review (April 1 - September 30, 2004)	Previous Consolidated Fiscal Year (from April 1, 2003 - March 31, 2004)
-	(Accounting standard pertaining to impairment of fixed assets) It became possible to apply the "Accounting Standard Pertaining to Impairment of Fixed Assets" (as per "Opinions on Establishment of Accounting Standard pertaining to Impairment of Fixed Assets" from Business Accounting Deliberation Council dated August 9, 2002) and the "Guideline for Application of Accounting Standard pertaining to Impairment of Fixed Assets" (Guideline No. 6 for Application of Business Accounting Standard dated October 31, 2003) effective from consolidated financial statements covering the fiscal year ended March 31, 2004. The Company applied the said Accounting Principle and Guideline starting with the interim fiscal period under review. As a result, income before tax and other adjustments is reduced by ¥2,247 million. The amounts of accumulated impairment loss are deducted directly from the amounts of the relevant assets in accordance with Rules on Interim Consolidated Financial Statements.	-

Changes in Method of Presentation

Previous Interim Consolidated Fiscal Period (April 1 - September 30, 2003)	Interim Consolidated Fiscal Period under Review (April 1 - September 30, 2004)
(Interim Consolidated Statement of Cash Flows) In light of its growing importance, the "amount of increase (decrease) in provision for directors' severance bonus," which was included as part of "other" cash flows from operating activities for the previous interim fiscal period, is presented as a separate item effective from the interim fiscal period under review. The "amount of increase (decrease) in provision for directors' severance bonus" included as part of "other" cash flows from operating activities for the previous interim fiscal period was ¥6 million.	-

Additional Information

Previous Interim Consolidated Fiscal Period (April 1 - September 30, 2003)	Interim Consolidated Fiscal Period under Review (April 1 - September 30, 2004)	Previous Consolidated Fiscal Year (from April 1, 2003 - March 31, 2004)
(Accounting for Severance Benefit) With the enforcement of the Defined-Benefit Corporate Pension Law, the Unicharm Welfare Pension Fund, in which the Company and its domestic consolidated subsidiaries participate, was exempted from the duty to repay the returnable portion in lieu of the employees' pension fund by the Minister of Health, Labor and Welfare on July 25, 2003. The amount subject to the return (minimum liability reserve) measured as of the end of the interim fiscal period under review is ¥4,563 million. If payment of the relevant amount subject to the return (minimum liability reserve) had been made at the end of the interim fiscal period, the estimated gain from applying Section 44-2 of "Practical Guideline pertaining to Accounting for Severance Benefit (Interim Report)" (Report No. 13 of the Accounting System Committee of Japan Institute of Certified Public Accountants) would be ¥3,144 million.	(Accounting for Severance Benefit) With the enforcement of the Defined-Benefit Corporate Pension Law, the Company and its domestic consolidated subsidiaries were exempted by the Minister of Health, Labor and Welfare on August 1, 2004, with respect to the portion previously disbursed for the employees' pension fund. The positive impact of the foregoing in the amount of ¥3,886 million was reported as an extraordinary profit for the interim fiscal period under review.	(Accounting for Severance Benefit) With the enforcement of the Defined-Benefit Corporate Pension Law, the Unicharm Welfare Pension Fund, in which the Company and its domestic consolidated subsidiaries participate, was exempted from the duty to repay the returnable portion in lieu of the employees' pension fund by the Minister of Health, Labor and Welfare on July 25, 2003. The amount subject to the return (minimum liability reserve) measured as of the end of the fiscal year under review is ¥4,557 million. If payment of the relevant amount subject to the return (minimum liability reserve) had been made at the end of the fiscal year, the estimated gain from applying Section 44-2 of "Practical Guideline pertaining to Accounting for Severance Benefit (Interim Report)" (Report No. 13 of the Accounting System Committee of Japan Institute of Certified Public Accountants) would be ¥3,817 million.
-	(Method of presentation of pro forma standard taxation portion of corporate enterprise tax) Given the promulgation of "The Law Amending Part of Local Tax, etc." (Law No. 9 of 2003) on March 31, 2003 and the introduction of the pro forma standard taxation system effective from the business year beginning on or after April 1, 2004, beginning with the interim fiscal period under review, selling, general and administrative expenses include the portions of Corporate Enterprise Tax which are tied to the value-added input of the Company's business and are pegged to the size of its capital base, in accordance with "Practical Handling of Presentation of Pro forma Standard Taxation Portion of Corporate Enterprise Tax" (Report on Practical Handling No. 12 by Business Accounting Standard Committee dated February 13, 2004). As a result, operating income, ordinary income and interim income before tax and other adjustments decreased by ¥138 million.	-

Notes

(Interim Consolidated Balance Sheet) (Millions of Yen)

End of the Previous Interim Consolidated Fiscal Period (September 30, 2003)	End of the Interim Consolidated Fiscal Period under Review (September 30, 2004)	End of the Previous Consolidated Fiscal Year (March 31, 2004)
*1 Accumulated depreciation on tangible fixed assets 93,561	*1 Accumulated depreciation on tangible fixed assets 93,577	*1 Accumulated depreciation on tangible fixed assets 94,721

(Interim Consolidated Statement of Income) (Millions of Yen)

Previous Interim Consolidated Fiscal Period (April 1 - September 30, 2003)	Interim Consolidated Fiscal Period under Review (April 1 - September 30, 2004)	Previous Consolidated Fiscal Year (from April 1, 2003 - March 31, 2004)
*1 Breakdown of main items in selling, general and administrative expenses Sales-related transportation expense 6,671 Sale promotion expense 10,087 Advertising expense 4,161 Employees' salaries and bonus 3,354 Amount newly positioned as provision for employees' bonus 1,762 Amount newly positioned as provision for severance benefits 615 Amount newly positioned as provision for directors' severance bonus 50 Depreciation expense 1,082	*1 Breakdown of main items in selling, general and administrative expenses Sales-related transportation expense 6,568 Sale promotion expense 11,437 Advertising expense 4,695 Employees' salaries and bonus 3,449 Amount newly positioned as provision for employees' bonus 1,861 Amount newly positioned as provision for severance benefits 503 Amount newly positioned as provision for directors' severance bonus 29 Depreciation expense 954	*1 Breakdown of main items in selling, general and administrative expenses Sales-related transportation expense 13,560 Sale promotion expense 21,410 Advertising expense 9,450 Employees' salaries and bonus 8,363 Amount newly positioned as provision for employees' bonus 1,709 Amount newly positioned as provision for severance benefits 926 Amount newly positioned as provision for directors' severance bonus 58 Depreciation expense 2,209
*2 Breakdown of main items in extraordinary profit Indemnity allowance 88 Legal settlement package 281	*2 Breakdown of main items in extraordinary profit Profit by welfare pension fund return to the government 3,886	*2 Breakdown of main items in extraordinary profit Indemnity allowance 88 Legal settlement package 281 Profit on sale of fixed assets Land 231 Other 17
*3 Breakdown of main items in extraordinary loss Loss on disposal of fixed assets Buildings and other structures 106 Machinery, equipment and vehicles 127 Land 37 Other 68 Amount newly positioned as provision for employees' severance benefits 612	*3 Breakdown of main items in extraordinary loss Loss on disposal of fixed assets Buildings and other structures 3 Machinery, equipment and vehicles 93 Removal expense 17 Loss on sale of fixed assets Buildings and other structures 594 Land 75 Other 4 Amount newly positioned as provision for employees' severance benefits 546 Impairment loss 2247	*3 Breakdown of main items in extraordinary loss Loss on disposal of fixed assets Buildings and other structures 190 Machinery, equipment and vehicles 574 Removal expense 67 Loss on sale of fixed assets 44 Buildings and other structures Land 20 Other 12 Amount newly positioned as provision for employees' severance benefits 1,224

Previous Interim Consolidated Fiscal Period (April 1 - September 30, 2003)	Interim Consolidated Fiscal Period under Review (April 1 - September 30, 2004)	Previous Consolidated Fiscal Year (from April 1, 2003 - March 31, 2004)
	*4 Impairment loss The Unicharm Group reported impairment losses for the following asset groups: Use / Location / Asset type / Impairment loss (Millions of Yen) Sightseeing /leisure facilities / Utazu City, Kagawa / Buildings 551; Land 961; etc. 113 Idle assets / Utazu City, Kagawa and other locations / Land 621 The Unicharm Group accounts for earnings and expenses by business unit. Properties for leasing purposes which are not directly committed to the business of the Group, idle assets, etc. are treated as individual properties. The book value of the sightseeing/leisure facilities was reduced to the level of the recoverable amount as their operating activities had continuously incurred losses and their worth was likely to be impaired. The relevant reduction (¥2,247 million) was treated as impairment loss and reported as an extraordinary loss. This impairment loss consisted of: ¥551 million in buildings, ¥1,582 million in land, and ¥113 million in other asset categories. The recoverable value of the asset group of the sightseeing/leisure facilities is measured by its use value, and is computed by discounting its future cash flows at 4.3%. The recoverable value of land is measured by its net sales price and is assessed mainly on the basis of the real estate appraisal value as determined by certified real estate appraisers.	

Impairment loss table (from the middle column above):

Use	Location	Asset type	Impairment loss (Millions of Yen)
Sightseeing /leisure facilities	Utazu City, Kagawa	Buildings Land etc.	551 961 113
Idle assets	Utazu City, Kagawa and other locations	Land	621

(Interim Consolidated Statement of Cash Flows)

(Millions of Yen)

Previous Interim Consolidated Fiscal Period (April 1 - September 30, 2003)		Interim Consolidated Fiscal Period under Review (April 1 - September 30, 2004)		Previous Consolidated Fiscal Year (from April 1, 2003 - March 31, 2004)	
Relationship between the amount of cash and cash equivalents outstanding as of the end of the interim period and interim consolidated balance sheet items:		Relationship between the amount of cash and cash equivalents outstanding as of the end of the interim period and interim consolidated balance sheet items:		Relationship between the amount of cash and cash equivalents outstanding as of the end of the period and consolidated balance sheet items:	
Cash and deposits	22,238	Cash and deposits	32,382	Cash and deposits	34,434
Marketable securities	17,119	Marketable securities	16,705	Marketable securities	13,922
Total	39,358	Total	49,088	Total	48,356
Term deposits with terms exceeding three months	0	Term deposits with terms exceeding three months	0	Term deposits with terms exceeding three months	0
Beneficiary certificates of securities investment trust	3,128	Beneficiary certificates of securities investment trust	3,205	Stocks and beneficiary certificates of securities investment trust	3,922
Cash and cash equivalents	36,229	Cash and cash equivalents	45,882	Cash and cash equivalents	44,434

(Lease Transactions)

(Millions of Yen)

Previous Interim Consolidated Fiscal Period (April 1 - September 30, 2003)	Interim Consolidated Fiscal Period under Review (April 1 - September 30, 2004)	Previous Consolidated Fiscal Year (from April 1, 2003 - March 31, 2004)
Financial lease transactions other than those where the ownership of leased properties is deemed to transfer to the lessees	Financial lease transactions other than those where the ownership of leased properties is deemed to transfer to the lessees	Financial lease transactions other than those where the ownership of leased properties is deemed to transfer to the lessees
1) Amount equivalent to acquisition cost of leased properties, amount equivalent to accumulated depreciation and amount equivalent to amount outstanding as of the end of interim period	1) Amount equivalent to acquisition cost of leased properties, amount equivalent to accumulated depreciation and amount equivalent to amount outstanding as of the end of interim period	1) Amount equivalent to acquisition cost of leased properties, amount equivalent to accumulated depreciation and amount equivalent to amount outstanding as of the end of period
Tools, fixtures, furniture, etc.	Tools, fixtures, furniture, etc.	Tools, fixtures, furniture, etc.
Amount equivalent to cost of acquiring 1,909	Amount equivalent to cost of acquiring 1,259	Amount equivalent to cost of acquiring 1,810
Amount equivalent to accumulated depreciation 1,181	Amount equivalent to accumulated depreciation 884	Amount equivalent to accumulated depreciation 1,283
Amount equivalent to amount outstanding as of the end of interim period 728	Amount equivalent to amount outstanding as of the end of interim period 374	Amount equivalent to amount outstanding as of the end of interim period 526
The amount equivalent to the acquisition cost is computed inclusive of interest payable, as the amount of unearned leasing fees outstanding as of the end of the interim period represents a small portion of the amount of tangible fixed assets as of the end of the said period.	The amount equivalent to the acquisition cost is computed inclusive of interest payable, as the amount of unearned leasing fees outstanding as of the end of the interim period represents a small portion of the amount of tangible fixed assets as of the end of the said period.	The amount equivalent to the acquisition cost is computed inclusive of interest payable, as the amount of unearned leasing fees outstanding as of the end of the period represents a small portion of the amount of tangible fixed assets as of the end of the said period.
Amount equivalent to unearned leasing fees as of the end of the interim period:	Amount equivalent to unearned leasing fees as of the end of the interim period:	Amount equivalent to unearned leasing fees as of the end of the period:
One year or less 382	One year or less 203	One year or less 281
Over one year 345	Over one year 171	Over one year 244
Total 728	Total 374	Total 526
The amount equivalent to unearned leasing fees is computed inclusive of interest payable, as the amount of unearned leasing fees outstanding as of the end of the interim period represents a small portion of the amount of tangible fixed assets as of the end of the said period.	The amount equivalent to unearned leasing fees is computed inclusive of interest payable, as the amount of unearned leasing fees outstanding as of the end of the interim period represents a small portion of the amount of tangible fixed assets as of the end of the said period.	The amount equivalent to unearned leasing fees is computed inclusive of interest payable, as the amount of unearned leasing fees outstanding as of the end of the period represents a small portion of the amount of tangible fixed assets as of the end of the said period.
3) Leasing fees payable and the amount equivalent to depreciation expense	3) Leasing fees payable and the amount equivalent to depreciation expense	3) Leasing fees payable and the amount equivalent to depreciation expense
Leasing fees payable 213	Leasing fees payable 143	Leasing fees payable 468
(Amount equivalent to depreciation expense)	(Amount equivalent to depreciation expense)	(Amount equivalent to depreciation expense)
4) Method of computation of amount equivalent to depreciation expense Depreciated on the basis of the straight-line method over the useful years matching the lease period with a residual value of zero at the end of the lease period	4) Method of computation of amount equivalent to depreciation expense Depreciated on the basis of the straight-line method over the useful years matching the lease period with a residual value of zero at the end of the lease period	4) Method of computation of amount equivalent to depreciation expense Depreciated on the basis of the straight-line method over the useful years matching the lease period with a residual value of zero at the end of the lease period

(Marketable Securities)

As of End of Previous Interim Consolidated Fiscal Period (September 30, 2003)

1. Held-to-maturity bonds with market value

(Millions of Yen)

	Amount reported on interim consolidated balance sheet	Market value	Difference
Government bonds, local public bonds, etc.	25	25	(0)
Total	25	25	(0)

2. Other marketable securities with market value

(Millions of Yen)

	Acquisition cost	Amount reported on interim consolidated balance sheet	Difference
1) Stocks	2,404	7,183	4,779
2) Bonds	10,906	10,134	(772)
3) Other	1,355	1,353	(1)
Total	14,666	18,671	4,005

3. Major marketable securities not valued at market (excluding 1 above)

(Millions of Yen)

	Amount reported on interim consolidated balance sheet
Held-to-maturity bonds	
Specified corporate bonds	1,600
Corporate bonds	800
Foreign bonds	1,000
Other	994
Other marketable securities	
Investment trusts	13,990
Preferred stocks	3,000
Unlisted stocks (excluding over-the-counter stocks)	268

As of End of Interim Consolidated Fiscal Period under Review (September 30, 2004)

1. Held-to-maturity bonds with market value

(Millions of Yen)

	Amount reported on interim consolidated balance sheet	Market value	Difference
Government bonds, local public bonds, etc.	10	10	(0)
Total	10	10	(0)

2. Other marketable securities with market value

(Millions of Yen)

	Acquisition cost	Amount reported on interim consolidated balance sheet	Difference
1) Stocks	2,478	8,971	6,493
2) Bonds	13,988	13,199	(788)
3) Other	995	995	0
Total	17,461	23,165	5,704

3. Major marketable securities not valued at market (excluding 1 above)

(Millions of Yen)

	Amount reported on interim consolidated balance sheet
Held-to-maturity bonds	
Specified corporate bonds	903
Corporate bonds	1,707
Foreign bonds	1,000
Other	579
Other marketable securities	
Investment trusts	13,500
Preferred stocks	3,000
Unlisted stocks (excluding over-the-counter stocks)	281

As of End of Previous Consolidated Fiscal Year (March 31, 2004)

1. Held-to-maturity bonds with market value

(Millions of Yen)

	Amount reported on consolidated balance sheet	Market value	Difference
Government bonds, local public bonds, etc.	10	10	(0)
Total	10	10	(0)

2. Other marketable securities with market value

(Millions of Yen)

	Acquisition cost	Amount reported on consolidated balance sheet	Difference
1) Stocks	2,470	10,211	7,740
2) Bonds	12,000	11,216	(784)
3) Other	1,099	1,099	0
Total	15,570	22,527	6,956

3. Major marketable securities not valued at market (excluding 1 above)

(Millions of Yen)

	Amount reported on consolidated balance sheet
Held-to-maturity bonds	
Specified corporate bonds	1,505
Corporate bonds	1,711
Foreign bonds	1,000
Other	844
Other marketable securities	
Investment trusts	10,000
Preferred stocks	3,000
Unlisted stocks (excluding over-the-counter stocks)	281

(Derivative Transactions)

As of End of Previous Interim Consolidated Fiscal Period (September 30, 2003)

Contract amounts, market value and profit and loss on valuation (Millions of Yen)

Classification	Type	Contract amount	Portion of contract amount exceeding one year	Market value	Profit and loss on valuation
Non-market transactions	Currency swap transaction				
	Received in Yen, paid in US Dollars	135	-	4	4
	Received in US Dollars, paid in Thai Baht	139	-	(0)	(0)
	Received in Yen, paid in Thai Baht	1,191	853	(20)	(20)
Total		1,466	853	(16)	(16)

(Notes) 1. Method of computing market value

Currency swap transactions - Based on price indicated by banks with which the Company has concluded currency swap contracts

2. Excludes derivative transactions to which hedge accounting is applied.
3. Currency swap transactions are slated to be used for the settlement of the Company's loans to its consolidated overseas subsidiaries.

As of End of Interim Consolidated Fiscal Period under Review (September 30, 2004)

Contract amounts, market value and profit and loss on valuation (Millions of Yen)

Classification	Type	Contract amount	Portion of contract amount exceeding one year	Market value	Profit and loss on valuation
Non-market transactions	Currency swap transaction				
	Received in Yen, paid in Thai Baht	848	-	37	37
	Credit default swaps	7,000	7,000	44	44
Total		7,848	7,000	82	82

(Notes) 1. Method of computing market value

Currency swap transactions - Based on price indicated by banks with which the Company has concluded currency swap contracts

2. Excludes derivative transactions to which hedge accounting is applied.
3. Currency swap transactions are slated to be used for the settlement of the Company's loans to its consolidated overseas subsidiaries.
4. Credit default swaps represent derivatives incorporating integrated financial instruments.
5. Contract amounts of credit default swaps represent face value of bonds representing integrated financial instruments, while their market value is that of credit default swaps. The contract amounts themselves do not represent the amount of risk associated with the derivative transactions.

As of End of Previous Consolidated Fiscal Year (March 31, 2004)

Contract amounts, market value and profit and loss on valuation (Millions of Yen)

Classification	Type	Contract amount	Portion of contract amount exceeding one year	Market value	Profit and loss on valuation
Non-market transactions	Currency swap transaction Received in Yen, paid in Thai Baht	848	423	38	38
Total		848	423	38	38

(Notes) 1. Method of computing market value
Based on price indicated by banks
2. Excludes derivative transactions to which hedge accounting is applied, as they are outside the scope of disclosure.
3. The currency swap transactions are slated to be used for the settlement of the Company's loans to two of its consolidated overseas subsidiaries: Uni-Charm (Thailand) Co., Ltd. and P.T. Uni-Charm Indonesia.

[Segment Information]

[Segment Information by Business Type]

For Previous Interim Consolidated Fiscal Period (April 1 - September 30, 2003) (Millions of Yen)

	Personal care	Pet care	Others	Total	Elimination or Company-wide	Consolidation
Sales						
Sales to external customers	99,950	10,781	5,494	116,226	-	116,226
Internal sales or transfers across segments	15	-	22	38	(38)	-
Total	99,966	10,781	5,517	116,265	(38)	116,226
Operating expenses	86,381	9,816	4,926	101,124	(48)	101,076
Operating income	13,584	965	590	15,140	9	15,150

(Notes) 1. Method of segmenting businesses

Businesses are segmented based on the sales volume classification of the Company, taking similarities in product, sales market, etc. into account.

2. Main products by business segment

(1) Personal care .... Baby and child care products, feminine care products, health care products

(2) Pet care .... Pet foods, pet toiletries

(3) Others .... Food-wrapping materials, industrial materials, child education business, financing operations, etc.

For Interim Consolidated Fiscal Period under Review (April 1 - September 30, 2004) (Millions of Yen)

	Personal care	Pet care	Others	Total	Elimination or Company-wide	Consolidation
Sales						
Sales to external customers	103,517	12,609	5,423	121,550	-	121,550
Internal sales or transfers across segments	21	-	16	38	(38)	-
Total	103,539	12,609	5,439	121,588	(38)	121,550
Operating expenses	90,776	11,404	4,823	107,005	(59)	106,945
Operating income	12,762	1,205	616	14,583	21	14,605

(Notes) 1. Method of segmenting businesses

Businesses are segmented based on the sales volume classification of the Company, taking similarities in product, sales market, etc. into account.

2. Main products by business segment

(1) Personal care .... Baby and child care products, feminine care products, health care products

(2) Pet care .... Pet foods, pet toiletries

(3) Others .... Food-wrapping materials, industrial materials, child education business, financing operations, etc.

For Previous Consolidated Fiscal Year (April 1, 2003 – March 31, 2004) (Millions of Yen)

	Personal care	Pet care	Others	Total	Elimination or Company-wide	Consolidation
Sales						
Sales to external customers	205,290	23,553	11,266	240,109	-	240,109
Internal sales or transfers across segments	42	-	46	89	(89)	-
Total	205,332	23,553	11,312	240,198	(89)	240,109
Operating expenses	178,111	21,384	9,989	209,486	(102)	209,383
Operating income	27,221	2,168	1,323	30,712	13	30,726

(Notes) 1. Method of segmenting businesses

Businesses are segmented based on the sales volume classification of the Company, taking similarities in product, sales market, etc. into account.

2. Main products by business segment

(1) Personal care ....Baby and child care products, feminine care products, health care products

(2) Pet care ....Pet foods, pet care products

(3) Others ....Food-wrapping materials, industrial materials, child education business, financing operations, etc.

[Segment Information by Region]

For Previous Interim Consolidated Fiscal Period (April 1 - September 30, 2003) (Millions of Yen)

	Japan	Asia	Other	Total	Elimination or Company-wide	Consolidation
Sales						
Sales to external customers	91,502	16,355	8,368	116,226	-	116,226
Internal sales or transfers across segments	2,055	817	-	2,872	(2,872)	-
Total	93,557	17,173	8,368	119,099	(2,872)	116,226
Operating expenses	80,390	15,514	8,072	103,977	(2,901)	101,076
Operating income	13,167	1,658	295	15,122	28	15,150

(Notes) 1. Classification of country or region is based on geographical proximity.

2. Main countries or areas classified into regions other than Japan:

(1) Asia .... Taiwan, China, Korea, Thailand, etc.

(2) Others .... The Netherlands, etc.

For Interim Consolidated Fiscal Period under Review (April 1 - September 30, 2004)

(Millions of Yen)

	Japan	Asia	Other	Total	Elimination or Company-wide	Consolidation
Sales						
Sales to external customers	95,278	16,702	9,570	121,550	-	121,550
Internal sales or transfers across segments	3,765	934	-	4,699	(4,699)	-
Total	99,044	17,636	9,570	126,250	(4,699)	121,550
Operating expenses	86,450	15,897	9,326	111,675	(4,729)	106,945
Operating income	12,593	1,739	243	14,575	29	14,605

(Notes) 1. Classification of country or region is based on geographical proximity.

2. Main countries or areas classified into regions other than Japan:

(1) Asia .... Taiwan, China, Korea, Thailand, etc.

(2) Others .... The Netherlands, etc.

For Previous Consolidated Fiscal Year (April 1, 2003 – March 31, 2004) (Millions of Yen)

	Japan	Asia	Other	Total	Elimination or Company-wide	Consolidation
Sales						
Sales to external customers	190,718	32,700	16,690	240,109	-	240,109
Internal sales or transfers across segments	5,511	1,752	-	7,263	(7,263)	-
Total	196,229	34,452	16,690	247,372	(7,263)	240,109
Operating expenses	169,198	31,378	16,103	216,680	(7,296)	209,383
Operating income	27,031	3,073	587	30,692	33	30,726

(Notes) 1. Classification of country or region is based on geographical proximity.

2. Main countries or areas classified into regions other than Japan:

(1) Asia .... Taiwan, China, Korea, Thailand, etc.

(2) Others .... The Netherlands, etc.

[Overseas Sales]

Previous Interim Consolidated Fiscal Period (April 1 - September 30, 2003)

	Asia	Other	Total
I. Overseas sales (Millions of Yen)	15,667	10,788	26,455
II. Consolidated sales (Millions of Yen)	-	-	116,226
III. Overseas sales as a percentage of consolidated sales (%)	13.5	9.3	22.8

Interim Consolidated Fiscal Period under Review (April 1 - September 30, 2004)

	Asia	Other	Total
I. Overseas sales (Millions of Yen)	16,616	13,163	29,779
II. Consolidated sales (Millions of Yen)	-	-	121,550
III. Overseas sales as a percentage of consolidated sales (%)	13.7	10.8	24.5

Previous Consolidated Fiscal Year (April 1, 2003 - March 31, 2004)

	Asia	Other	Total
I. Overseas sales (Millions of Yen)	31,807	23,261	55,069
II. Consolidated sales (Millions of Yen)	-	-	240,109
III. Overseas sales as a percentage of consolidated sales (%)	13.2	9.7	22.9

(Notes) 1. Classification of country or region is based on geographical proximity.

2. Major countries/regions belonging to each category.

(1) Asia .... Taiwan, China, Korea, Thailand, etc.

(2) Others .... The Netherlands, etc.

(Per-Share Information) (Yen)

Item	Previous Interim Consolidated Fiscal Period (April 1 - September 30, 2003)	Interim Consolidated Fiscal Period under Review (April 1 - September 30, 2004)	Previous Consolidated Fiscal Year (from April 1, 2003 - March 31, 2004)
Net worth equity per share	1,748.83	1,960.14	1,858.63
Net income per share	121.17	128.54	240.26
Net income per share after adjustment for residual equity	Interim net income per share after adjustment for residual equity is not reported due to the absence of residual equity.	Interim net income per share after adjustment for residual equity is not reported due to the absence of residual equity with a dilutive effect.	Net income per share after adjustment for residual equity is not reported due to the absence of residual equity with a dilutive effect.

(Note) Computational basis for net income per share

Item	Previous Interim Consolidated Fiscal Period (April 1 - September 30, 2003)	Interim Consolidated Fiscal Period under Review (April 1 - September 30, 2004)	Previous Consolidated Fiscal Year (from April 1, 2003 - March 31, 2004)
Net income (Millions of Yen)	8,168	8,544	16,239
Amount not attributable to common stock holders (Millions of Yen)	-	-	156
(of which directors' bonus by way of profit disposal) (Millions of Yen)	-	-	(156)
Interim net income relevant to common stocks (Millions of Yen)	8,168	8,544	16,083
Average number of common shares during period (Thousands of shares)	67,409	66,474	66,942
Outline of residual equity which, due to the absence of dilutive effect, was not included in the computation of the amount of interim net income per share after adjustment for residual income	-	Type of residual equity (Stock options) No. of residual equity (5,743) Details of the foregoing are as described in Section 4 [State of The Company], 1 [State of Stocks, etc.], (2) [State of Stock Options, etc.]	Type of residual equity (Stock options) No. of residual equity (5,803) Details of the foregoing are as described in Section 4 [State of The Company], 1 [State of Stocks, etc.], (2) [State of Stock Options, etc.]

(2) [Other]

Not applicable

2. [Interim Financial Statements, etc.]

(1) [Interim Financial Statements]

1) [Interim Balance Sheet]

(Millions of Yen)

		End of Previous Interim Fiscal Period (as of September 30, 2003)		End of Interim Fiscal Period under Review (as of September 30, 2004)		Condensed Balance Sheet for Previous Consolidated Fiscal Year (as of March 31, 2004)	
Classification	Note No.	Amount	Percentage (%)	Amount	Percentage (%)	Amount	Percentage (%)
(Assets)							
I Current assets							
1 Cash and deposits		15,236		23,280		26,178	
2 Notes		819		248		252	
3 Accounts receivable		14,030		16,548		16,662	
4 Marketable securities		15,918		15,710		12,822	
5 Inventories		2,945		1,545		4,387	
6 Short-term loans		6,823		6,017		5,948	
7 Other current assets		3,067		4,065		3,891	
Allowance for bad debts		(40)		(2)		(37)	
Total current assets		58,802	45.8	67,415	49.3	70,105	49.7
II Fixed assets							
1 Tangible fixed assets	*1						
(1) Buildings		4,838		3,234		4,658	
(2) Machinery and equipment		493		467		501	
(3) Land		7,112		5,274		7,112	
(4) Other tangible fixed assets		769		636		676	
Total tangible fixed assets		13,213	10.3	9,612	7.0	12,949	9.2
2 Intangible fixed assets		2,822	2.2	2,415	1.8	2,668	1.9
3 Investments and other assets							
(1) Investment securities		38,671		43,018		42,520	
(2) Long-term loans		2,335		1,305		1,523	
(3) Other investments		13,785		14,204		12,582	
Allowance for bad debts		(1,039)		(985)		(1,000)	
Provision for valuation loss on investments in subsidiaries and affiliates		(294)		(282)		(213)	
Total investments and other assets		53,457	41.7	57,259	41.9	55,411	39.2
Total fixed assets		69,493	54.2	69,287	50.7	71,029	50.3
Total Assets		128,296	100.0	136,702	100.0	141,135	100.0

Classification	Note No.	End of Previous Interim Fiscal Period (as of September 30, 2003) Amount	Percentage (%)	End of Interim Fiscal Period under Review (as of September 30, 2004) Amount	Percentage (%)	Condensed Balance Sheet for Previous Fiscal Year (as of March 31, 2004) Amount	Percentage (%)
(Liabilities)							
I Current liabilities							
1 Notes		290		187		640	
2 Accounts payable		8,597		9,414		9,928	
3 Accrued expenses		11,858		11,116		13,297	
4 Accrued corporate income tax		3,238		2,121		6,081	
5 Reserve for bonus payment		1,381		1,422		1,290	
6 Other current liabilities		1,379		1,191		1,268	
Total current liabilities		26,744	20.8	25,453	18.6	32,507	23.0
II Long-term liabilities							
1 Provision for severance benefits		3,696		3,510		4,077	
2 Provision for Directors' severance bonus		1,008		1,049		1,030	
3 Other long-term liabilities		1,805		1,893		1,902	
Total long-term liabilities		6,510	5.1	6,454	4.7	7,010	5.0
Total liabilities		33,255	25.9	31,907	23.3	39,517	28.0
(Shareholders' equity)							
I Common stocks		15,992	12.5	15,992	11.7	15,992	11.4
II Additional paid-in capital							
Capital reserve		18,590		18,590		18,590	
Total additional paid-in capital		18,590	14.5	18,590	13.6	18,590	13.2
III Retained earnings							
1 Earned surplus reserve		1,991		1,991		1,991	
2 Voluntary reserve		61,950		71,012		61,950	
3 Interim unappropriated income		8,310		7,867		13,159	
Total earned surplus		77,252	56.3	80,871	59.2	77,101	54.6
IV Land revaluation difference		(2,059)	(1.6)	(1,904)	(1.4)	(2,052)	(1.5)
V Unrealized gains on available-for-sale securities		2,370	1.8	3,360	2.5	4,094	2.9
VI Treasury stocks		(12,105)	(9.4)	(12,116)	(8.9)	(12,108)	(8.6)
Total shareholders' equity		95,041	74.1	104,795	76.7	101,617	72.0
Total liabilities and shareholders' equity		128,296	100.0	136,702	100.0	141,135	100.0

2) [Interim Statement of Income]

(Millions of Yen)

Classification	Note No.	Previous Interim Fiscal Period (April 1 - September 30, 2003) Amount		Percentage (%)	Interim Fiscal Period under Review (April 1 - September 30, 2004) Amount		Percentage (%)	Condensed Statement of Income for Previous Fiscal Year (from April 1, 2003 - March 31, 2004) Amount		Percentage (%)
I Net sales			79,532	100.0		83,346	100.0		165,508	100.0
II Cost of sales			49,741	62.5		52,942	63.5		103,437	62.5
Gross profit			29,790	37.5		30,403	36.5		62,070	37.5
III Selling, general and administrative expenses			23,025	29.0		24,172	29.0		47,426	28.7
Operating income			6,765	8.5		6,231	7.5		14,644	8.8
IV Non-operating income										
1 Interest received		38			36			80		
2 Dividend received		1,878			1,785			3,402		
3 Other non-operating income		651	2,568	3.2	485	2,306	2.7	882	4,365	2.7
V Non-operating expenses										
1 Interest paid		37			36			71		
2 Sales discount		14			12			27		
3 Other non-operating expenses		166	218	0.2	31	80	0.1	265	364	0.2
Ordinary income			9,115	11.5		8,457	10.1		18,645	11.3
VI Extraordinary profit	*1		528	0.6		2,215	2.7		560	0.3
VII Extraordinary loss	*2, 3		446	0.6		3,264	3.9		1,099	0.7
Interim income before tax			9,197	11.5		7,407	8.9		18,105	10.9
Corporate income tax, inhabitant tax and business tax		3,524			1,898			7,213		
Adjustments on corporate income tax, etc.		(206)	3,318	4.1	546	2,444	4.2	(766)	6,446	3.9
Interim net income			5,878	7.4		4,962	6.0		11,658	7.0
Retained earnings at beginning of period			2,431			3,052			2,431	
Reversal (reduction) of difference on revaluation of land			-			148			-	
Interim dividend			-			-			930	
Interim unappropriated income			8,310			7,867			13,159	

Important Matters affecting the Preparation of Interim Financial Statements

Previous Interim Fiscal Period (April 1 - September 30, 2003)	Interim Fiscal Period under Review (April 1 - September 30, 2004)	Previous Fiscal Year (April 1, 2003 – March 31, 2004)
1 Standard and method of valuation of assets (1) Marketable securities Held-to-maturity bonds Amortized cost method (straight-line method) Shares in subsidiaries and associated concerns To be stated at cost based on the moving-average method Other marketable securities Marketable securities with fair market value Stated at market based on fair market value, etc. as of interim fiscal closing date (Any valuation gain or loss to be reported in a designated component of shareholders' equity; cost of sale to be computed by the moving-average method) Marketable securities without fair market value To be stated at cost based on the moving-average method (2) Inventories Products and merchandise Stated at cost based on the periodic average method (3) Derivative transactions Stated at market based on the market price, etc. as of interim fiscal closing date	1 Standard and method of valuation of assets (1) Marketable securities Held-to-maturity bonds Same as left Shares in subsidiaries and associated concerns Same as left Other marketable securities Marketable securities with fair market value Same as left Marketable securities without fair market value Same as left (2) Inventories Products and merchandise Same as left (3) Derivative transactions Same as left	1 Standard and method of valuation of assets (1) Marketable securities Held-to-maturity bonds Same as left Sharess in subsidiaries and associated concerns Same as left Other marketable securities Marketable securities with fair market value Stated at market based on fair market value, etc. as of fiscal closing date (Any valuation gain or loss to be reported in a designated component of shareholders' equity; cost of sale to be computed by the moving-average method) Marketable securities without fair market value Same as left (2) Inventories Products and merchandise Same as left (3) Derivative transactions Market method
2 Method of depreciation of fixed assets (1) Tangible fixed assets Mainly by declining-balance method, but straight-line method applicable to buildings (excluding accessory equipment) acquired on or after April 1, 1998) Standard useful years are as follows: Buildings:5 - 50 years (2) Intangible fixed assets By straight-line method 5 years for goodwill; internally estimated usable term (5 years) for software (for internal use)	2 Method of depreciation of fixed assets (1) Tangible fixed assets Mainly by declining-balance method, but straight-line method applicable to buildings (excluding accessory equipment) acquired on or after April 1, 1998) Standard useful years are as follows: Buildings:3 - 50 years (2) Intangible fixed assets Same as left	2 Method of depreciation of fixed assets (1) Tangible fixed assets Mainly by declining-balance method, but straight-line method applicable to buildings (excluding accessory equipment) acquired on or after April 1, 1998) Standard useful years are as follows: Buildings:5 - 50 years (2) Intangible fixed assets Same as left
3 Appropriation standard applicable to provisions (1) Allowance for bad debts In order to provide for losses from bad debts, the Company appropriates an estimated amount based on actual bad debts with respect to its general claims, and estimated non-recoverable amounts based on individual examinations of recoverability with respect to its specified claims including doubtful receivables.	3 Appropriation standard applicable to provisions (1) Allowance for bad debts Same as left	3 Appropriation standard applicable to provisions (1) Allowance for bad debts Same as left

Previous Interim Fiscal Period (April 1 - September 30, 2003)	Interim Fiscal Period under Review (April 1 - September 30, 2004)	Previous Fiscal Year (April 1, 2003 – March 31, 2004)
(2) Provision for valuation loss on investments in subsidiaries and affiliates In order to provide against a decline in the value of its investments in subsidiaries and affiliates, the Company appropriates an amount corresponding to the reduction of net worth equity.	(2) Provision for valuation loss on investments in subsidiaries and affiliates Same as left	(2) Provision for valuation loss on investments in subsidiaries and affiliates Same as left
(3) Provision for employees' bonus An amount corresponding to the interim fiscal period under review is appropriated for the next payment of employees' bonus,.	(3) Provision for employees' bonus Same as left	(3) Provision for employees' bonus An amount corresponding to the fiscal year under review is appropriated for the next payment of employees' bonus.
(4) Provision for employees' severance benefits Out of the estimated amount of pension obligations and annuity assets as of the end of the fiscal period under review, the amount that is assumed to have accrued as of the end of the interim fiscal period under review is appropriated. The difference (¥4,053 million) that accrued at the time of the change in the accounting standard is expensed on the pro-rata fixed-installment basis over a period of five years. Past-work liability is expensed on the pro-rata fixed installment basis over a certain specific number of years (5 years) within the length of the remaining period of service of the employees at the time of accrual of the said difference. Any arithmetic difference is expensed on the pro-rata fixed installment basis over a certain specific number of years (10 years) within the length of the remaining period of service of the employees at the time of accrual of such a difference.	(4) Provision for employees' severance benefits Same as left	(4) Provision for employees' severance benefits Out of the estimated amount of pension obligations and annuity assets as of the end of the fiscal period under review, the amount that is assumed to have accrued as of the end of the interim fiscal period under review is appropriated. The difference (¥4,053 million) that accrued at the time of the change in the accounting standard is expensed on the pro-rata fixed-installment basis over a period of five years. Past-work liability is expensed on the pro-rata fixed installment basis over a certain specific number of years (5 years) within the length of the remaining period of service of the employees at the time of accrual of the said difference. Any arithmetic difference is expensed on the pro-rata fixed installment basis over a certain specific number of years (10 years) within the length of the remaining period of service of the employees at the time of accrual of such a difference.
(5) Provision for directors' severance bonus In order to provide for payment of directors' severance bonus, the Company appropriates the necessary amount for payment as of the end of the interim fiscal period under review in accordance with the Rules on Directors' Severance Bonus.	(5) Provision for directors' severance bonus Same as left	(5) Provision for directors' severance bonus In order to provide for payment of directors' severance bonus, the Company appropriates the necessary amount for payment as of the end of the fiscal year under review in accordance with the Rules on Directors' Severance Bonus.
(4) Criteria for translation of foreign currency-denominated assets and liabilities into Japanese Yen Foreign currency-denominated claims and debts are translated into Japanese Yen at the spot foreign exchange rate prevailing on the interim fiscal closing date, and any conversion differences are treated as gain or loss.	(4) Criteria for translation of important foreign currency-denominated assets and liabilities into Japanese Yen Same as left	(4) Criteria for translation of foreign currency-denominated assets and liabilities into Japanese Yen Foreign currency-denominated claims and debts are translated into Japanese Yen at the spot foreign exchange rate prevailing on the fiscal closing date, and any conversion differences are treated as gain or loss.

Previous Interim Fiscal Period (April 1 - September 30, 2003)	Interim Fiscal Period under Review (April 1 - September 30, 2004)	Previous Fiscal Year (April 1, 2003 – March 31, 2004)
5 Method of treating lease transactions The accounting treatment similar to the method applied to conventional leases is applied to financial leases other than those where the ownership of the leased properties is deemed to transfer to the lessees.	5 Method of treating lease transactions Same as left	5 Method of treating lease transactions Same as left
6 Method of hedge accounting (1) Method of hedge accounting Deferred hedging is used. (2) Method and subject of hedging Method of hedging Currency swap Subject of hedging Loans to subsidiaries and affiliates	6 Method of hedge accounting (1) Method of hedge accounting Same as left (2) Method and subject of hedging Same as left	6 Method of hedge accounting (1) Method of hedge accounting Same as left (2) Method and subject of hedging Same as left
(3) Hedging policy Foreign exchange fluctuation risks are hedged in accordance with "Risk Management Policy on Derivative Transactions", an in-house hedging regulation of the Company.	(3) Hedging policy Same as left	(3) Hedging policy Same as left
(4) Method of assessing effectiveness of hedging Judgment as to the effectiveness of hedging is omitted, as it is assumed that the principal amount of the hedging method and the important terms concerning the hedge are identical and foreign exchange or cash flow fluctuations will be fully offset at the time of commencement of hedging and continuously thereafter.	(4) Method of assessing effectiveness of hedging Same as left	(4) Method of assessing effectiveness of hedging Same as left
(7) Other important matters for preparation of interim financial statements Accounting treatment of Consumption Tax, etc. For accounting purposes, amounts on the interim financial statements are reported net of Consumption Tax, etc. (Consumption Tax and Local Consumption Tax). Paid and received Consumption Tax, etc. are offset against each other and reported as part of other current liabilities.	(7) Other important matters for preparation of interim financial statements Accounting treatment of Consumption Tax, etc. Same as left	(7) Other important matters for preparation of financial statements Accounting treatment of Consumption Tax, etc. For accounting purposes, amounts on the interim financial statements are reported net of Consumption Tax, etc.

Changes in Accounting Treatment

Previous Interim Fiscal Period (April 1 - September 30, 2003)	Interim Fiscal Period under Review (April 1 - September 30, 2004)	Previous Fiscal Year (from April 1, 2003 - March 31, 2004)
-	(Accounting standard pertaining to impairment of fixed assets) It became possible to apply the "Accounting Standard Pertaining to Impairment of Fixed Assets" (as per "Opinions on Establishment of Accounting Standard pertaining to Impairment of Fixed Assets" from Business Accounting Deliberation Council dated August 9, 2002) and the "Guideline for Application of Accounting Standard pertaining to Impairment of Fixed Assets" (Guideline No. 6 for Application of Business Accounting Standard dated October 31, 2003) effective from financial statements covering the fiscal year ended March 31, 2004. The Company applied the said Accounting Principle and Guideline starting with the interim fiscal period under review. As a result, income before tax and other adjustments is reduced by ¥2,247 million. The amounts of accumulated impairment loss are deducted directly from the amounts of the relevant assets in accordance with Rules on Interim Financial Statements.	-

Changes in Method of Presentation

Previous Interim Fiscal Period (April 1 - September 30, 2003)	Interim Fiscal Period under Review (April 1 - September 30, 2004)	Previous Fiscal Year (from April 1, 2003 - March 31, 2004)
"Short-term loans" reported as part of other current assets for the previous interim fiscal period are reported separately due to the fact that the relevant amount exceeded 5/100 of the amount of total assets. The amount of "short-term loans" for the previous interim fiscal period was ¥4,985 million.	-	-

Additional Information

Previous Interim Fiscal Period (April 1 - September 30, 2003)	Interim Fiscal Period under Review (April 1 - September 30, 2004)	Previous Fiscal Year (from April 1, 2003 -March 31, 2004)
(Accounting for Severance Benefit) With the enforcement of the Defined-Benefit Corporate Pension Law, the Unicharm Welfare Pension Fund in which the Company participates was exempted from the duty to repay the returnable portion in lieu of the employees' pension fund by the Minister of Health, Labor and Welfare on July 25, 2003. The amount subject to the return (minimum liability reserve) measured as of the end of the interim fiscal period under review is ¥2,408 million. If payment of the relevant amount subject to the return (minimum liability reserve) had been made at the end of the interim fiscal period, the estimated gain from applying Section 44-2 of "Practical Guideline pertaining to Accounting for Severance Benefit (Interim Report)" (Report No. 13 of the Accounting System Committee of Japan Institute of Certified Public Accountants) would be ¥1,668 million	(Accounting for Severance Benefit) With the enforcement of the Defined-Benefit Corporate Pension Law, the Company and its domestic consolidated subsidiaries were exempted by the Minister of Health, Labor and Welfare on August 1, 2004, with respect to the portion previously disbursed for the employees' pension fund. The positive impact of the foregoing in the amount of ¥3,886 million was reported as an extraordinary profit for the interim fiscal period under review.	(Accounting for Severance Benefit) With the enforcement of the Defined-Benefit Corporate Pension Law, the Unicharm Welfare Pension Fund in which the Company participates was exempted from the duty to repay the returnable portion in lieu of the employees' pension fund by the Minister of Health, Labor and Welfare on July 25, 2003. The amount subject to the return (minimum liability reserve) measured as of the end of the fiscal year under review is ¥2,385 million. If that payment of the relevant amount subject to the return (minimum liability reserve) had been made at the end of the fiscal year, the estimated gain from applying Section 44-2 of "Practical Guideline pertaining to Accounting for Severance Benefit (Interim Report)" (Report No. 13 of the Accounting System Committee of Japan Institute of Certified Public Accountants) would be ¥2,067 million..
-	(Method of presentation of pro forma standard taxation portion of corporate enterprise tax) Given the promulgation of "The Law Amending Part of Local Tax, etc." (Law No. 9 of 2003) on March 31, 2003 and the introduction of the pro forma standard taxation system effective from the business year beginning on or after April 1, 2004, beginning with the interim fiscal period under review, selling, general and administrtion expenses include the portions of Corporate Enterprise Tax which are tied to the value-added input of the Company's business and are pegged to the size of its capital base, in accordance with "Practical Handling of Presentation of Pro forma Standard Taxation Portion of Corporate Enterprise Tax" (Report on Practical Handling No. 12 by Business Accounting Standard Committee dated February 13, 2004). As a result, operating income, ordinary income and interim income before tax and other adjustments decreased by ¥82 million	-

Notes

(Interim Balance Sheet) (Millions of Yen)

End of the Previous Interim Fiscal Period (September 30, 2003)	End of the Interim Fiscal Period under Review (September 30, 2004)	End of the Previous Fiscal Year (March 31, 2004)
*1 Accumulated depreciation on tangible fixed assets 6,776	*1 Accumulated depreciation on tangible fixed assets 6,714	*1 Accumulated depreciation on tangible fixed assets 7,133
2. Liabilities on guarantees Liabilities on guarantee for corporate bonds and borrowings from financial institutions are as follows: Unicharm PetCare Corporation 1,000 Uni-Charm Co., Ltd. 31 Total 1,031 Aggregate outstanding amount of claims, etc. subject to liability for defect associated with business transfer: Unicharm Eduo Corporation 106	2. Liabilities on guarantees Liabilities on guarantee for corporate bonds are as follows: Unicharm PetCare Corporation 1,000 Total 1,000 Aggregate outstanding amount of claims, etc. subject to liability for defect associated with business transfer: Unicharm Eduo Corporation 84	2. Liabilities on guarantees Liabilities on guarantee for corporate bonds and borrowings from financial institutions are as follows: Unicharm PetCare Corporation 1,000 Total 1,000 Aggregate outstanding amount of claims, etc. subject to liability for defect associated with business transfer: Unicharm Eduo Corporation 105

(Interim Statement of Income) (Millions of Yen)

<table>
<tr><th>Previous Interim Fiscal Period
(April 1 - September 30, 2003)</th><th>Interim Fiscal Period under Review
(April 1 - September 30, 2004)</th><th>Previous Consolidated Fiscal Year
(from April 1, 2003 - March 31, 2004)</th></tr>
<tr>
<td>Amount of depreciation for period
Tangible fixed assets 351
Intangible fixed assets 624
-
-
-</td>
<td>Amount of depreciation for period
Tangible fixed assets 343
Intangible fixed assets 522
*1 Extraordinary profit primarily comprises:
Reimbursement of previous payments to pension fund on behalf of employees 2,165
*2 Extraordinary loss primarily comprises:
Impairment loss 2,247
*3 Impairment loss
The Unicharm Group reported impairment losses for the following asset groups:
<table>
<tr><th>Use</th><th>Location</th><th>Asset type</th><th>Impairment loss (Millions of Yen)</th></tr>
<tr><td>Sightseeing /leisure facilities</td><td>Utazu City, Kagawa</td><td>Buildings
Land
etc.</td><td>551
961
113</td></tr>
<tr><td>Idle assets</td><td>Utazu City, Kagawa and other locations</td><td>Land</td><td>621</td></tr>
</table>
Unicharm accounts for earnings and expenses by business unit. Properties for leasing purposes which are not directly committed to the business of the Group, idle assets, etc. are treated as individual properties. The book value of the sightseeing/leisure facilities was reduced to the level of the recoverable amount as their operating activities had continuously incurred losses and their worth was likely to be impaired. The relevant reduction (¥2,247 million) was treated as impairment loss and reported as an extraordinary loss. This impairment loss consisted of: ¥551 million in buildings, ¥1,582 million in land, and ¥113 million in other asset categories. The recoverable value of the asset group of the sightseeing/leisure facilities is measured by its use value, and is computed by discounting its future cash flows at 4.3%. The recoverable value of land is measured by its net sales price and is assessed mainly on the basis of the real estate appraisal value as determined by certified real estate appraisers.</td>
<td>Amount of depreciation for period
Tangible fixed assets 776
Intangible fixed assets 1,209
-
-
-</td>
</tr>
</table>

(Lease Transactions) (Millions of Yen)

Previous Interim Fiscal Period (April 1 - September 30, 2003)	Interim Fiscal Period under Review (April 1 - September 30, 2004)	Previous Fiscal Year (from April 1, 2003 - March 31, 2004)
Financial lease transactions other than those where the ownership of leased properties is deemed to transfer to the lessees	Financial lease transactions other than those where the ownership of leased properties is deemed to transfer to the lessees	Financial lease transactions other than those where the ownership of leased properties is deemed to transfer to the lessees
1) Amount equivalent to acquisition cost of leased properties, amount equivalent to accumulated depreciation and amount equivalent to amount outstanding as of the end of interim period	1) Amount equivalent to acquisition cost of leased properties, amount equivalent to accumulated depreciation and amount equivalent to amount outstanding as of the end of interim period	1) Amount equivalent to acquisition cost of leased properties, amount equivalent to accumulated depreciation and amount equivalent to amount outstanding as of the end of period
Tools, fixtures, furniture, etc.	Tools, fixtures, furniture, etc.	Tools, fixtures, furniture, etc.
Amount equivalent to cost of acquiring 1,687	Amount equivalent to cost of acquiring 1,149	Amount equivalent to cost of acquiring 1,629
Amount equivalent to accumulated depreciation 1,030	Amount equivalent to accumulated depreciation 807	Amount equivalent to accumulated depreciation 1,147
Amount equivalent to amount outstanding as of the end of interim period 657	Amount equivalent to amount outstanding as of the end of interim period 342	Amount equivalent to amount outstanding as of the end of period 482
The amount equivalent to the acquisition cost is computed inclusive of interest payable, as the amount of unearned leasing fees outstanding as of the end of the interim period represents a small portion of the amount of tangible fixed assets as of the end of the said period.	The amount equivalent to the acquisition cost is computed inclusive of interest payable, as the amount of unearned leasing fees outstanding as of the end of the interim period represents a small portion of the amount of tangible fixed assets as of the end of the said period.	The amount equivalent to the acquisition cost is computed inclusive of interest payable, as the amount of unearned leasing fees outstanding as of the end of the period represents a small portion of the amount of tangible fixed assets as of the end of the said period.
Amount equivalent to unearned leasing fees as of the end of the interim period:	Amount equivalent to unearned leasing fees as of the end of the interim period:	Amount equivalent to unearned leasing fees as of the end of the period:
One year or less 341	One year or less 185	One year or less 256
Over one year 316	Over one year 156	Over one year 226
Total 657	Total 342	Total 482
The amount equivalent to unearned leasing fees is computed inclusive of interest payable, as the amount of unearned leasing fees outstanding as of the end of the interim period represents a small portion of the amount of tangible fixed assets as of the end of the said period.	The amount equivalent to unearned leasing fees is computed inclusive of interest payable, as the amount of unearned leasing fees outstanding as of the end of the interim period represents a small portion of the amount of tangible fixed assets as of the end of the said period.	The amount equivalent to unearned leasing fees is computed inclusive of interest payable, as the amount of unearned leasing fees outstanding as of the end of the period represents a small portion of the amount of tangible fixed assets as of the end of the said period.
3) Leasing fees payable and the amount equivalent to depreciation expense	3) Leasing fees payable and the amount equivalent to depreciation expense	3) Leasing fees payable and the amount equivalent to depreciation expense
Leasing fees payable 189 (Amount equivalent to depreciation expense)	Leasing fees payable 121 (Amount equivalent to depreciation expense)	Leasing fees payable 413 (Amount equivalent to depreciation expense)
4) Method of computation of amount equivalent to depreciation expense Depreciated on the basis of the straight-line method over the useful years matching the lease period with a residual value of zero at the end of the lease period	4) Method of computation of amount equivalent to depreciation expense Depreciated on the basis of the straight-line method over the useful years matching the lease period with a residual value of zero at the end of the lease period	4) Method of computation of amount equivalent to depreciation expense Depreciated on the basis of the straight-line method over the useful years matching the lease period with a residual value of zero at the end of the lease period

(Marketable Securities)

As of the end of the interim fiscal period (September 30, 2003)

No stock of subsidiaries or affiliates was carried at market value.

As of the end of the interim fiscal period under review (September 30, 2004)

No stock of subsidiaries or affiliates was carried at market value.

As of the end of the previous fiscal year (March 31, 2004)

No stock of subsidiaries or affiliates was carried at market value.

(Per-Share Information) (Yen)

Item	Previous Interim Fiscal Period (April 1 - September 30, 2003)	Interim Fiscal Period under Review (April 1 - September 30, 2004)	Previous Fiscal Year (from April 1, 2003 - March 31, 2004)
Net worth equity per share	1,429.71	1,576.50	1,526.95
Net income per share	87.21	74.66	172.46
Net income per share after adjustment for residual equity	Interim net income per share after adjustment for residual equity is not reported due to the absence of residual equity.	Interim net income per share after adjustment for residual equity is not reported due to the absence of residual equity with a dilutive effect.	Net income per share after adjustment for residual equity is not reported due to the absence of residual equity with a dilutive effect.

(Note) Computational basis for interim net income per share

Item	Previous Interim Fiscal Period (April 1 - September 30, 2003)	Interim Fiscal Period under Review (April 1 - September 30, 2004)	Previous Consolidated Fiscal Year (from April 1, 2003 - March 31, 2004)
Income as reported on statement of income (Millions of Yen)	5,878	4,962	11,658
Amount not attributable to common stock holders (Millions of Yen)	-	-	113
(portion of which is directors' bonus by way of profit disposal)	-	-	(113)
Interim net income relevant to common stocks (Millions of Yen)	5,878	4,962	11,544
Average number of common shares during period (thousand shares)	67,409	66,474	66,942
Outline of residual equity which, due to the absence of its diluting effect, was not included in the computation of the amount of interim net income per share after adjustment for residual income	-	Type of residual equity (Stock options) No. of residual equity (5,743) Details of the foregoing are as described in Section 4 [State of The Company], 1 [State of Stocks, etc.], (2) [State of Stock Options, etc.]	Type of residual equity (Stock options) No. of residual equity (5,803) Details of the foregoing are as described in Section 4 [State of The Company], 1 [State of Stocks, etc.], (2) [State of Stock Options, etc.]

(2) [Other]

With respect to interim dividends for the period under review, the Board of Directors at its meeting held on October 29, 2004, resolved as follows:

Aggregate amount of interim dividend ¥997 million

Amount of interim dividend per share ¥15

Date of commencement of payment of interim dividend December 10, 2004

Section 6 [Reference Information on The Company]

The Company submitted the following documents between the first day of the interim fiscal period under review and the date of submission of this Interim Report:

(1) Report on the Status of Purchase of Treasury Stock Certificates
Submitted to Director General, Kanto Region Finance Bureau
Date Submitted — April 12, 2004
May 14, 2004
June 14, 2004
July 7, 2004

(2) Securities Report and Attachments covering 44th Business Year (April 1, 2003 through March 31, 2004)
Submitted to Director General, Kanto Region Finance Bureau
Date Submitted — June 29, 2004

(3) Registration of Issuance of Corrections
Submitted to Director General, Kanto Region Finance Bureau
Date Submitted — July 7, 2004

(4) Extraordinary Report pursuant to the provisions of Article 19, Section 2, Item 2-2 of the Cabinet Office Order (concerning issuance of Stock Options)
Submitted to Director General, Kanto Region Finance Bureau
Date Submitted — August 10, 2004
Corrections on Extraordinary Report submitted on August 10, 2004
Date Submitted — October 1, 2004

PART 2 [Information on Guarantors, etc. of The Company]

None

Interim Report of Independent Auditors

December 15, 2003

To: Board of Directors

Unicharm Corporation

Audit Corporation Tohmatsu

Representative Partner

Engagement Partner Shigeji Sugimoto, C.P.A.

Engagement Partner Yoshiaki Kitamura, C.P.A.

For the purpose of conducting an audit certification in accordance with the provisions of Article 193-2 of the Securities and Exchange Law, we have audited the accompanying interim consolidated financial statements of Unicharm Corporation and subsidiaries, comprising the interim consolidated balance sheet, interim consolidated statement of income, interim consolidated statement of retained earnings and interim consolidated statement of cash flows covering the interim fiscal period (from April 1, 2004 through September 30, 2004) of its consolidated fiscal year (from April 1, 2003 through March 31, 2004). Responsibility for the preparation of these interim consolidated financial statements rests with the Company's management. Our responsibility lies in expressing an opinion on the interim consolidated financial statements based on our independent audits.

We conducted our audits in accordance with interim auditing standards generally accepted in Japan. These standards require that we plan and perform the audit to obtain reasonable assurance about whether or not the interim consolidated statements in their entirety are free of material misrepresentation that may impair the judgment of investors with respect to the representation of useful information contained in the interim consolidated financial statements. We have conducted the interim audit by applying audit procedures consisting mainly of analytical procedures, etc. and additional audit procedures as required. We believe that our interim audits provide a reasonable basis for expressing our opinion on the interim consolidated financial statements.

In our opinion, the interim consolidated financial statements referred to above represent fairly, in all material respects, useful information pertaining to the consolidated financial position of Unicharm Corporation and subsidiaries as of September 30, 2003 and the results of their operations and their cash flows for the interim consolidated financial period then ended (April 1 through September 30, 2003) in conformity with standards for preparation of interim consolidated financial statements generally accepted as fair and reasonable in Japan.

There exists no stake or interest between the Company and this Audit Corporation or its Engagement Partners that ought to be stated herein pursuant to the provisions of the Certified Public Accountant Law.

---

* The foregoing is the digitized version of the matters stated on the original copy of the Interim Report of Independent Auditors, and the said original copy is being separately kept in custody of the Company.

Interim Report of Independent Auditors

December 14, 2004

To: Board of Directors

Unicharm Corporation

Audit Corporation Tohmatsu	
Designated Partner	
Managing Partner	Shigeji Sugimoto, C.P.A.
Designated Partner	
Managing Partner	Yoshiaki Kitamura, C.P.A.

For the purpose of conducting an audit certification in accordance with the provisions of Article 193-2 of the Securities and Exchange Law, we have audited the accompanying interim consolidated financial statements of Unicharm Corporation and subsidiaries, comprising the interim consolidated balance sheet, interim consolidated statement of income, interim consolidated statement of retained earnings and interim consolidated statement of cash flows covering the interim fiscal period (from April 1 through September 30, 2004) of its fiscal year (from April 1, 2004 through March 31, 2005). Responsibility for the preparation of these interim consolidated financial statements rests with the Company's management. Our responsibility lies in expressing an opinion on the interim consolidated financial statements based on our independent audits.

We conducted our audits in accordance with interim auditing standards generally accepted in Japan. These standards require that we plan and perform the audit to obtain reasonable assurance about whether or not the interim consolidated statements in their entirety are free of material misrepresentation that may impair the judgment of investors with respect to the representation of useful information contained in the interim consolidated financial statements. We have conducted the interim audit by applying audit procedures consisting mainly of analytical procedures, etc. and additional audit procedures as required. We believe that our interim audits provide a reasonable basis for expressing our opinion on the interim consolidated financial statements.

In our opinion, the interim consolidated financial statements referred to above represent fairly, in all material respects, useful information pertaining to the consolidated financial position of Unicharm Corporation and subsidiaries as of September 30, 2004 and the results of their operations and their cash flows for the interim consolidated financial period then ended (April 1 through September 30, 2004) in conformity with standards for preparation of interim consolidated financial statements generally accepted as fair and reasonable in Japan.

Additional Information

As stated in "Changes in Accounting Treatment," it became possible to apply the accounting standard pertaining to impairment of fixed assets with effect from consolidated financial statements covering the fiscal year ended March 31, 2004. Accordingly, the Company prepared its interim consolidated financial statements by applying the said accounting standard with effect from the interim fiscal period under review.

There exists no stake or interest between the Company and this Audit Corporation or its Managing Partners that ought to be stated herein pursuant to the provisions of the Certified Public Accountant Law.

---

* The foregoing is the digitized version of the matters stated on the original copy of the Interim Report of Independent Auditors, and the said original copy is being separately kept in custody of the Company.

Interim Report of Independent Auditors

December 15, 2003

To: Board of Directors

Unicharm Corporation

Audit Corporation Tohmatsu

Representative Partner

Engagement Partner Shigeji Sugimoto, C.P.A.

Engagement Partner Yoshiaki Kitamura, C.P.A.

For the purpose of conducting an audit certification in accordance with the provisions of Article 193-2 of the Securities and Exchange Law, we have audited the accompanying interim financial statements of Unicharm Corporation, comprising the interim balance sheet, interim statement of income, covering the interim fiscal period (from April 1 through September 30, 2003) of its 44th fiscal year (from April 1, 2003 through March 31, 2004). Responsibility for the preparation of these interim financial statements rests with the Company's management. Our responsibility lies in expressing an opinion on the interim financial statements based on our independent audits.

We conducted our audits in accordance with interim auditing standards generally accepted in Japan. These standards require that we plan and perform the audit to obtain reasonable assurance about whether or not the interim statements in their entirety are free of material misrepresentation that may impair the judgment of investors with respect to the representation of useful information contained in the interim financial statements. We have conducted the interim audit by applying audit procedures consisting mainly of analytical procedures, etc. and additional audit procedures as required. We believe that our interim audits provide a reasonable basis for expressing our opinion on the interim financial statements.

In our opinion, the interim financial statements referred to above represent fairly, in all material respects, useful information pertaining to the financial position of Unicharm Corporation as of September 30, 2003 and the results of their operations and their cash flows for the interim financial period then ended (April 1 through September 30, 2003) in conformity with standards for preparation of interim financial statements generally accepted as fair and reasonable in Japan.

There exists no stake or interest between the Company and this Audit Corporation or its Engagement Partners that ought to be stated herein pursuant to the provisions of the Certified Public Accountant Law.

* The foregoing is the digitized version of the matters stated on the original copy of the Interim Report of Independent Auditors, and the said original copy is being separately kept in custody of the Company.

Interim Report of Independent Auditors

December 14, 2004

To: Board of Directors

Unicharm Corporation

Audit Corporation Tohmatsu

Designated Partner
Managing Partner   Shigeji Sugimoto, C.P.A.

Designated Partner
Managing Partner   Yoshiaki Kitamura, C.P.A.

For the purpose of conducting an audit certification in accordance with the provisions of Article 193-2 of the Securities and Exchange Law, we have audited the accompanying interim financial statements of Unicharm Corporation, comprising the interim balance sheet, interim statement of income covering the interim fiscal period (from April 1 through September 30, 2004) of its 45th fiscal year (from April 1, 2004 through March 31, 2005). Responsibility for the preparation of these interim financial statements rests with the Company's management. Our responsibility lies in expressing an opinion on the interim financial statements based on our independent audits.

We conducted our audits in accordance with interim auditing standards generally accepted in Japan. These standards require that we plan and perform the audit to obtain reasonable assurance about whether or not the interim statements in their entirety are free of material misrepresentation that may impair the judgment of investors with respect to the representation of useful information contained in the interim financial statements. We have conducted the interim audit by applying audit procedures consisting mainly of analytical procedures, etc. and additional audit procedures as required. We believe that our interim audits provide a reasonable basis for expressing our opinion on the interim financial statements.

In our opinion, the interim financial statements referred to above represent fairly, in all material respects, useful information pertaining to the financial position of Unicharm Corporation as of September 30, 2004 and the results of their operations and their cash flows for the interim financial period then ended (April 1 through September 30, 2004) in conformity with standards for preparation of interim financial statements generally accepted as fair and reasonable in Japan.

Additional Information

As stated in "Changes in Accounting Treatment," it became possible to apply the accounting standard pertaining to impairment of fixed assets with effect from financial statements covering the fiscal year ended March 31, 2004. Accordingly, the Company prepared its interim financial statements by applying the said accounting standard with effect from the interim fiscal period under review.

There exists no stake or interest between the Company and this Audit Corporation or its Managing Partners that ought to be stated herein pursuant to the provisions of the Certified Public Accountant Law.

* The foregoing is the digitized version of the matters stated on the original copy of the Interim Report of Independent Auditors, and the said original copy is being separately kept in custody of the Company.